

# ALEXANDER & BALDWIN

### PARTNERS **FOR HAWAI'I**

# 2023 ANNUAL REPORT + FORM 10-K



ALEXANDER & BALDWIN
PARTNERS **FOR HAWAIʻI**

Dear Fellow Shareholders,

For several years now, we have achieved milestones that have improved our position as the premier Hawaiʻi-focused commercial real estate platform, including converting to a real estate investment trust ("REIT"), selling non-income producing land, and strategically exiting non-core businesses and joint ventures. These accomplishments have positioned us to be the best public vehicle to invest in Hawaiʻi commercial real estate.

Going forward, our investment strategy remains unchanged.

**Geographic Focus and Asset Class Diversification:** Embrace that Hawaʻi is a special place – a high-barrier-to-enter market with a unique culture and community – and that we have a competitive advantage by being local and understanding it. We will continue our geographic focus and look to expand our portfolio through strategic investments in asset classes that provide accretive returns.

**Best Properties and Best Service:** Provide the best platform for our tenants to succeed. Grow our local tenants throughout the state and attract new ones from outside our market that want to do business here.

Our commitment to these objectives was reinforced during 2023. Our commercial real estate portfolio performed well in 2023. Same-Store Net Operating Income increased 4.3% for the year, or 6.8% excluding collections of previously reserved amounts[1]. We ended the year 94.7% leased and continue to see robust leasing demand across our portfolio. We closed on the off-market acquisition of an industrial property in West Oahu; refreshed Manoa Marketplace, a well-located asset in urban Honolulu, which we expect to generate an 8.0% to 8.5% return; welcomed another new-to-market tenant, with the state's first SONIC Drive-In at Hoʻokele Shopping Center; and pre-leased a warehouse and distribution center that we intend to build at Maui Business Park to a national food manufacturer. Importantly, we achieved a significant milestone in our simplification process: we sold Grace Pacific.

These accomplishments are a testament to our unwavering commitment to deliver value to you, our shareholders, and demonstrate the capabilities of our talented team. We will continue to practice prudent capital allocation, but with Net Debt to Trailing Twelve Month Consolidated Adjusted EBITDA of 4.2x at the end of 2023 compared to a target of 5x to 6x and $476.5 million of available liquidity, we are able and ready to invest in growth. Most of our recent acquisitions have been off-market or first-look opportunities because sellers in Hawaii know us and know that we close deals. We expect our local presence and deep relationships will enable us to source opportunities, and our creative deal making and strong balance sheet to close them.

---

[1] For definitions and reconciliations of non-GAAP financial measures referenced in this letter to their most comparable GAAP measure, please refer to the section entitled "Use of Non-GAAP Financial Measures".

Sustainability remains at the forefront of our initiatives, with measured investments in expanding rooftop photovoltaic ("PV") projects, including the installation of a 464 kW PV system at Kakaʻako Commerce Center, the second of many on-site renewable energy generation installations planned for our portfolio. These opportunities align with our environmental sustainability goals and provide attractive investment yields.

Our commitment extends to social responsibility, providing contributions to non-profit organizations supporting our employees, tenants, and community. The devastating wildfire in the town of Lahaina, Maui was a stark reminder of the role a company like A&B can and must play in the community. The transformation of Napili Plaza into an emergency command center immediately after the fire is just one example of our commitment to the local communities in our home state.

I want to express my sincere gratitude to Chris Benjamin, who retired as A&B's chief executive officer in 2023. His leadership and strategic direction during his tenure as CEO have played a pivotal role in our past and future success. I would also like to thank our Board for entrusting me with the role of CEO. I am honored by the confidence placed in me and am committed to leading our talented team as we pursue our vision as a Hawaiʻi-focused commercial real estate company. Together with you, our valued shareholders, we look forward to continued success and growth.



Lance K. Parker
President and Chief Executive Officer

# CORPORATE INFORMATION

## Board of Directors

*Shelee M. T. Kimura (50)*
President and
Chief Executive Officer
Hawaiian Electric Company, Inc.

*Diana M. Laing (69)*
Chief Financial Officer
American Homes 4 Rent
(Retired)

*John T. Leong (46)*
Co-Founder and
Chief Executive Officer
Kupu

Co-Founder and
Chief Executive Officer
Pono Pacific Land
Management, LLC

*Thomas A. Lewis, Jr. (71)*
Chief Executive Officer
Realty Income Corporation
(Retired)

*Lance K. Parker (50)*
President and
Chief Executive Officer
Alexander & Baldwin, Inc.

*Douglas M. Pasquale (69)*
Founder and
Chief Executive Officer
Capstone Enterprises Corporation

Chairman and
Chief Executive Officer
Nationwide Health
Properties, Inc.
(Retired)

*Eric K. Yeaman (56)*
Founder and Managing Partner
Hoku Capital LLC

Titles and ages as of March 1, 2024

## Executive Management

*Lance K. Parker (50)*
President and
Chief Executive Officer

*Clayton K.Y. Chun (46)*
Executive Vice President,
Chief Financial Officer and
Treasurer

*Jeffrey W. Pauker (42)*
Executive Vice President and
Chief Investment Officer

*Meredith J. Ching (67)*
Executive Vice President,
External Affairs

Titles and ages as of March 1, 2024

## CORPORATE INFORMATION

**Investor Information**

Alexander & Baldwin, Inc. ("A&B" or "Company") was founded in 1870. A&B's corporate headquarters are located in Honolulu, Hawai'i. Its common stock is traded on the New York Stock Exchange under the symbol ALEX.

Shareholders with questions about A&B are encouraged to write to Alyson J. Nakamura, Vice President and Corporate Secretary. Shareholders who wish to communicate with any or all members of the Board of Directors may send correspondence to A&B's headquarters, c/o A&B Law Department, 822 Bishop Street, Honolulu, HI 96813.

Inquiries from professional investors may be directed to:
Clayton Chun
Executive Vice President, Chief Financial Officer and Treasurer
Phone: (808) 525-8475
E-mail: investorrelations@abhi.com

Corporate news releases, the Annual Report and other information about the Company are available at A&B's website: www.alexanderbaldwin.com

**Transfer Agent & Registrar**

*Computershare Shareowner Services*
For questions regarding stock certificates or other transfer-related matters, representatives of the Transfer Agent may be reached Monday - Friday from 8:00 A.M. to 8:00 P.M., Eastern time or Saturday from 9:00 A.M. to 5:30 P.M., Eastern Time by calling 1-866-442-6551 or online at www.computershare.com/ investor or www-us.computershare.com/investor/contact.

| *Correspondence may be sent to:* | *Overnight Correspondence:* |
|---|---|
| Computershare | Computershare |
| P.O. Box 43006 | 150 Royall Street, Suite 101 |
| Providence, RI 02940-3006 | Canton, MA 02021 |

**Auditors**

Deloitte & Touche LLP                                    Honolulu, Hawai'i

## USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP measures when evaluating operating performance because management believes that they provide additional insight into the Company's and segments' core operating results, and/ or the underlying business trends affecting performance on a consistent and comparable basis from period to period. These measures generally are provided to investors as an additional means of evaluating the performance of ongoing core operations. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP.

NOI is a non-GAAP measure used internally in evaluating the unlevered performance of the Company's Commercial Real Estate portfolio. Management believes NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only the contract-based income and cash-based expense items that are incurred at the property level. When compared across periods, NOI can be used to determine trends in earnings of the Company's properties as this measure is not affected by non-contract-based revenue (e.g., straight-line lease adjustments required under GAAP); by non-cash expense recognition items (e.g., the impact of depreciation and amortization expense or impairments); or by other expenses or gains or losses that do not directly relate to the Company's ownership and operations of the properties (e.g., indirect selling, general, administrative and other expenses, as well as lease termination income). Management believes the exclusion of these items from operating profit (loss) is useful because the resulting measure captures the contract-based revenue that is realizable (i.e., assuming collectability is deemed probable) and the direct property-related expenses paid or payable in cash that are incurred in operating the Company's Commercial Real Estate portfolio, as well as trends in occupancy rates, rental rates and operating costs. NOI should not be viewed as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

NOI represents total Commercial Real Estate contract-based operating revenue that is realizable (i.e., assuming collectability is deemed probable) less the direct property-related operating expenses paid or payable in cash. The calculation of NOI excludes the impact of depreciation and amortization (e.g., depreciation related to capitalized costs for improved properties, other capital expenditures for building/ area improvements and tenant space improvements, as well as amortization of leasing commissions); straight-line lease adjustments (including amortization of lease incentives); amortization of favorable/ unfavorable lease assets/liabilities; lease termination income; interest and other income (expense), net; selling, general, administrative and other expenses (not directly associated with the property); and impairment of commercial real estate assets.

The Company also reports NOI on a Same-Store basis, which includes the results of properties that were owned, operated, and stabilized for the entirety of the prior calendar year and current reporting period, year-to-date. The Same-Store pool excludes properties under development, and properties acquired or sold during either of the comparable reporting periods. The Same-Store pool may also exclude properties under redevelopment. Management judgment is involved in the classification of properties for exclusion from the same-store pool when they are no longer considered stabilized due to redevelopment or other factors. Properties are moved into the Same-Store pool after one full calendar year of stabilized operation.

Reconciliations of Commercial Real Estate operating profit (loss) to Commercial Real Estate NOI and Same-Store NOI are as follows (amounts in millions; unaudited):

|  | Twelve Months Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
|  | **2023** | | **2022** | | **Change**[1] |
| **CRE Operating Profit (Loss)** | $ | 81.2 | $ | 81.5 | $ (0.3) |
| Plus: Depreciation and amortization | | 36.5 | | 36.5 | — |
| Less: Straight-line lease adjustments | | (5.1) | | (6.3) | 1.2 |
| Less: Favorable/(unfavorable) lease amortization | | (1.1) | | (1.1) | — |
| Less: Termination income | | (0.1) | | (0.1) | — |
| Plus: Other (income)/expense, net | | 0.1 | | 0.5 | (0.4) |
| Plus: Impairment losses | | 4.8 | | — | 4.8 |
| Plus: Selling, general, administrative and other expenses | | 7.0 | | 6.8 | 0.2 |
| **NOI** | | 123.3 | | 117.8 | 5.5 |
| Less: NOI from acquisitions, dispositions, and other adjustments | | (0.9) | | (0.4) | (0.5) |
| **Same-Store NOI** | $ | 122.4 | $ | 117.4 | $ 5.0 |
| Less: Collections of amounts reserved in previous years | | (2.1) | | (4.7) | 2.6 |
| **Same-Store NOI excluding collections of amounts reserved in previous years** | $ | 120.3 | $ | 112.7 | $ 2.4 |

[1] Amounts in this table are rounded to the nearest tenth of a million, but percentages were calculated based on thousands. Accordingly, a recalculation of some percentages, if based on the reported data, may be slightly different.

The Company may report various forms of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), on a consolidated basis or a segment basis (e.g., "Consolidated EBITDA" or "Land Operations EBITDA"), as non-GAAP measures used by the Company in evaluating the Company's and segments' operating performance on a consistent and comparable basis from period to period. The Company provides this information to investors as an additional means of evaluating the performance of the Company's and segments' ongoing operations.

Consolidated EBITDA is calculated by adjusting the Company's consolidated net income (loss) to exclude the impact of interest expense, income taxes and depreciation and amortization. Land Operations EBITDA is calculated by adjusting Land Operations operating profit (which excludes interest expense and income taxes) to add back depreciation and amortization recorded at the Land Operations segment.

The Company also adjusts Consolidated EBITDA or Land Operations EBITDA (to arrive at "Consolidated Adjusted EBITDA" or "Land Operations Adjusted EBITDA") for items identified as non-recurring, infrequent or unusual that are not expected to recur in the Company's core business or segment's normal operations.

As an illustrative example, the Company identified non-cash pension termination charges as a non-recurring, infrequent or unusual item that is not expected to recur in the consolidated or segment's normal operations (or in the Company's core business). By excluding these items from Segment EBITDA and Consolidated EBITDA to arrive at Segment Adjusted EBITDA or Consolidated Adjusted EBITDA, the Company believes it provides meaningful supplemental information about its core operating performance and facilitates comparisons to historical operating results. Such non-GAAP measures should not be viewed as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

Reconciliations of the Company's consolidated net income to Consolidated EBITDA and Consolidated Adjusted EBITDA are as follows (amounts in millions, unaudited):

| | TTM December 31, 2023 |
|---|---|
| **Net Income (Loss)** | $ 33.0 |
| Adjustments: | |
| Depreciation and amortization | 36.8 |
| Interest expense | 23.0 |
| Interest expense related to discontinued operations | 0.5 |
| **Consolidated EBITDA** | $ 93.3 |
| Asset impairments | 4.8 |
| Interest rate swap fair value adjustment | 2.7 |
| (Income) loss from discontinued operations, net of income taxes and excluding depreciation, amortization and interest expense | 7.3 |
| **Consolidated Adjusted EBITDA** | $ 108.1 |

Net Debt is calculated by adjusting the Company's total debt to its notional amount (by excluding unamortized premium, discount and capitalized loan fees) and by subtracting cash and cash equivalents recorded in the Company's consolidated balance sheets. Net Debt as of December 31, 2023, is calculated as follows (in millions, unaudited):

| *Debt* | |
|---|---|
| Secured debt | $ 189.7 |
| Unsecured term debt | 237.3 |
| Unsecured revolving credit facility | 37.0 |
| **Total Debt** | $ 464.0 |
| Add: Net unamortized deferred financing cost / discount (premium) | 0.1 |
| Less: Cash and cash equivalents | (13.5) |
| **Net Debt** | $ 450.6 |

Net Debt to TTM Consolidated Adjusted EBITDA is calculated by dividing TTM Consolidated Adjusted EBITDA by Net Debt. A calculation of Net Debt to TTM Consolidated Adjusted EBITDA is as follows (dollars in millions, unaudited):

| | As of December 31, 2023 |
|---|---|
| Net Debt | $ 450.6 |
| TTM Consolidated Adjusted EBITDA | $ 108.1 |
| **Net Debt to TTM Consolidated Adjusted EBITDA** | 4.2x |

## FORWARD-LOOKING STATEMENTS

Certain matters included in this Annual Report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding possible or assumed future results of operations, business strategies, growth opportunities and competitive positions. Such forward-looking statements speak only as of the date the statements were made and are not guarantees of future performance. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. These factors include, but are not limited to, prevailing market conditions and other factors related to the Company's REIT status and the Company's business, the evaluation of alternatives by the Company related to its non-core assets and business, and the risk factors discussed in the Company's most recent Form 10-K, Form 10-Q and other filings with the Securities and Exchange Commission. The information in this Annual Report should be evaluated in light of these important risk factors. We do not undertake any obligation to update the Company's forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [_____ to _____]

Commission file number 001-35492



**ALEXANDER & BALDWIN**
PARTNERS **FOR HAWAI'I**

Alexander & Baldwin, Inc.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Hawaii** | **45-4849780** |
| (State or other jurisdiction of | (I.R.S. Employer |
| incorporation or organization) | Identification No.) |

**822 Bishop Street**
**Post Office Box 3440, Honolulu, Hawaii 96801**
(Address of principal executive offices and zip code)

**808-525-6611**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **Common Stock, without par value** | **ALEX** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐    No ☒

Aggregate market value of Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold, or the average bid and asked price of such Common Stock, as of the last business day of the most recently completed second fiscal quarter June 30, 2023: $1,349,372,500

Number of shares of Common Stock outstanding as of latest practicable date (February 14, 2024): 72,592,147

**Documents Incorporated By Reference**
**Portions of Registrant's Proxy Statement for the 2024 Annual Meeting of Shareholders (Part III of Form 10-K)**

# TABLE OF CONTENTS

## PART I

| | | Page |
|---|---|---|
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 6 |
| Item 1B. | Unresolved Staff Comments | 19 |
| Item 1C. | Cybersecurity | 19 |
| Item 2. | Description of Properties by Segment | 21 |
| Item 3. | Legal Proceedings | 24 |
| Item 4. | Mine Safety Disclosures | 24 |

## PART II

| | | |
|---|---|---|
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 25 |
| Item 6. | Reserved | 26 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 27 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 43 |
| Item 8. | Financial Statements and Supplementary Data | 45 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 91 |
| Item 9A. | Controls and Procedures | 91 |
| Item 9B. | Other Information | 93 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions That Prevent Inspections | 93 |

**PART III**

| | | |
|---|---|---|
| Item 10. | Directors, Executive Officers and Corporate Governance | 94 |
| | Directors | 94 |
| | Executive Officers | 94 |
| | Corporate Governance | 95 |
| | Code of Ethics | 95 |
| Item 11. | Executive Compensation | 95 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 95 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 95 |
| Item 14. | Principal Accounting Fees and Services | 95 |

**PART IV**

| | | |
|---|---|---|
| Item 15. | Exhibits and Financial Statement Schedules | 96 |
| | Financial Statements | 96 |
| | Financial Statement Schedules | 97 |
| | Exhibits Required by Item 601 of Regulation S-K | 99 |
| Item 16. | Form 10-K Summary | 105 |
| Signatures | | 106 |

# ALEXANDER & BALDWIN, INC.

## FORM 10-K

## Annual Report for the Fiscal Year
## Ended December 31, 2023

## PART I

### ITEM 1. BUSINESS

### Overview

Alexander & Baldwin, Inc. ("A&B," the "Company," "we," "our," or "us") is a fully integrated real estate investment trust ("REIT") whose history in Hawai'i dates back to 1870. Over time, the Company has evolved from a 571-acre sugar plantation on Maui to become one of Hawai'i's premier commercial real estate companies and the owner of the largest grocery-anchored, neighborhood shopping center portfolio in the state. The Company's commercial real estate portfolio is geographically focused in Hawai'i, where it benefits from its deep local roots, broad experience base, and strong relationships and reputation in the islands.

The Company's commercial real estate portfolio consists of 22 retail centers, 13 industrial assets, and four office properties, representing a total of 3.9 million square feet of gross leasable area ("GLA"), as well as 142.0 acres of commercial land in Hawai'i, of which substantially all is leased pursuant to urban ground leases. As of December 31, 2023, the improved portfolio leased occupancy was at 94.7%, which is leased to a mix of national, regional, and local retailers and businesses.

### Business Objectives and Strategies

The Company's business objective is to create long-term shareholder value and sustainable income by strategically acquiring, managing, and enhancing a premier portfolio of commercial real estate properties in Hawai'i . The Company intends to achieve its objective through the following strategies:

*Geographic Focus* - The Company's commercial real estate strategy focuses on Hawai'i, where it benefits from its broad experience base, deep relationships and strong reputation in the islands. The Company believes the geographic focus on the Hawai'i market provides a foundation for strong financial and operational performance and future growth, including showing resilience during economic down cycles.

- *High Barriers to Entry* - The Hawai'i market offers high value opportunities for the Company to pursue attractive growth and position itself for long-term stability given its geographic location, high barriers to entry, and lack of urban-entitled lands (at about 5% of land in the state). The entitlement process is lengthy and complex, taking between 9-15 years to complete.

- *Stable and Resilient Economy* - The Hawai'i economy benefits both directly and indirectly from stable and consistently high levels of government spending compared to the U.S. Mainland due to Hawai'i's strategic defense location between the continental U.S. and Asia. The state also benefits from a tourism industry that holds a unique brand that appeals to tourists from varying geographies (e.g., U.S. East Coast, U.S. West Coast, Canada, Asia, Europe).

- *Market Knowledge and Deep Local Roots* - A&B's management team is physically in the islands which provides direct insight into the needs of the communities we serve. Being geographically focused allows A&B to create and cultivate unique relationships that lead to value creating opportunities in leasing, vendor relationships, and growth.

*Balance Sheet Management and Financing Strategy Positioned for External Growth* - The Company intends to grow its commercial real estate portfolio by pursuing accretive acquisitions in our preferred asset classes and other commercial property investment opportunities when they are strategically consistent with the value creation objectives of the Company and we believe they have attractive risk-adjusted returns relative to the Company's cost of capital, while maintaining a moderate leverage profile and flexible balance sheet. The Company strives to maintain an appropriate debt profile to include well-laddered debt maturities and minimized near-term maturing debt, favorable leverage ratios, a high proportion of fixed-rate debt and longer weighted-average maturity.

*Increase Income and Optimize Returns through Internal Growth* - The Company strives to be the landlord of choice by providing desirable locations, quality properties, community amenities, and effective leasing and management of our commercial properties; as well as create value through property development and redevelopment in order to increase recurring income streams and optimize returns.

- *Development and Redevelopment* - The Company employs strong investment and asset management teams to capitalize on embedded internal investment opportunities through the repositioning and redevelopment of existing assets, as well as ground-up development of new commercial properties at an appropriate risk-adjusted return on capital.

- *Leasing* - With the Company's in-house leasing capabilities and tenant demand in submarkets in which A&B operates, the Company is positioned to achieve internal growth through increased rental rates on the renewal of expiring leases or the leasing of space to new tenants at higher rental rates while limiting vacancy and down-time. Additionally, the Company is able to drive incremental growth and enhance portfolio returns through attracting high-quality tenants and managing the merchandising mix of our tenant base.

- *Property Management* - The Company oversees all aspects of asset and property management including execution of effective marketing and leasing strategies to attract quality tenants and increase occupancy and the effective and efficient management of property operations focused on reducing operating expenses and maximizing property cash flows over the long term, thereby enhancing the value of our properties.

## Segment Reporting

The Company operates two segments: Commercial Real Estate ("CRE") and Land Operations. A description of the Company's reportable segments is as follows:

- *Commercial Real Estate* - This segment functions as a vertically integrated real estate investment company. The Company's preferred asset classes include improved properties in retail and industrial spaces and also urban ground leases. Its focus within improved retail properties, in particular, is on grocery-anchored neighborhood shopping centers that meet the daily needs of Hawai'i communities. Income from this segment is principally generated by owning, operating and leasing real estate assets.

- *Land Operations* - This segment includes the Company's legacy landholdings, assets, and liabilities that are subject to the Company's simplification and monetization effort. Financial results from this segment are principally derived from real estate development and land sales, joint ventures, and other legacy business activities.

## Revenue Concentration

As of December 31, 2023, the Company's three largest tenants by annualized base rent ("ABR") were Albertsons Companies (including Safeway), Sam's Real Estate Business Trust, and CVS Corporation (including Longs Drugs), and no single tenant accounted for more than 10% of total commercial real estate revenue in any of the three years ended December 31, 2023, 2022, and 2021. Pearl Highlands Center accounted for approximately 11.6%, 10.9%, and 10.8% of total Commercial Real Estate segment revenues for the three years ended December 31, 2023, 2022, and 2021, respectively. Kailua Retail accounted for approximately 10.4%, 10.7%, and 11.1% of total Commercial Real Estate segment revenues for the three years ended December 31, 2023, 2022, and 2021, respectively.

## Discontinued Operations

In November 2023, the Company completed the sale of its interests in Grace Pacific, a materials and construction company, and the Company-owned quarry land on Maui (collectively, the "Grace Disposal Group"). Refer to Note 20 – Sale of Business and Note 21 – Held for Sale and Discontinued Operations included within the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information regarding the Grace Disposal Group, including the assets and liabilities divested and income from discontinued operations.

## Compliance with Government Regulations

The Company is subject to a number of federal, state and local laws and regulations. The CRE segment must comply with state and local regulations surrounding the brokering of deals and the management of its commercial real estate portfolio. With respect to land development in both its CRE and Land Operations segments, the Company is subject to laws and regulations that affect the land development process, including zoning and permitted land uses which may impact the Company's development costs. Additionally, the Company is subject to various other regulations such as Occupational Safety and Health Administration regulations, Environmental Protection Agency regulations, and state and county permitting requirements related to its other operations.

The Company is also subject to a number of tax laws and regulations that could materially impact its financial condition and results of operations. For example, the Company frequently utilizes §1031 of the Internal Revenue Code of 1986, as amended (the "Code"), to obtain tax-deferral treatment when qualifying real estate assets are sold and the resulting proceeds are reinvested in replacement properties within the required time period. This may occur when the Company sells bulk parcels of land in Hawaiʻi or commercial properties in Hawaiʻi, many of which may have a lower tax basis. Failure to comply with, or a repeal of, or adverse amendment to, §1031 of the Code could impose significant additional costs on the Company in the event of a future transaction with an associated gain.

## Environmental, Social, and Governance

While recent years have seen intense focus on Environmental, Social, and Governance topics ("ESG"), these principles have been an integral part of the Company's corporate culture and values since its founding over 150 years ago. The Company's deep Hawaiʻi roots offer the obligation and privilege to exceed the baseline of corporate responsibility. The Company believes that doing what is right for its employees and communities is critical in achieving its goal to deliver long-term growth and to create value for shareholders.

Additional information regarding the Company's ESG initiatives is available in the Company's Corporate Responsibility Report ("CRR"), which can be found on the Company's website. Information on the Company's website, including its CRR, is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document filed with the SEC.

### *Environmental Stewardship*

The Company understands the importance of environmental stewardship and throughout its history, has been a leader in generating renewable energy and worked to protect and preserve Hawaiʻi's unique and precious land and water resources. Today, the Company recognizes the risks that climate change poses to Hawaiʻi's island community and business, and strives to own, operate, and develop properties with integrity, and in ways that are environmentally and socially responsible. Its employee-led environmental council develops and implements strategies to address sustainability and shape the Company's agenda for environmental stewardship. Areas of focus include energy efficiency, climate change, water conservation, waste management, and sustainable transportation. The Company is committed to addressing climate risks and leading the effort to understand and mitigate potential risks and vulnerabilities associated with our real estate portfolio. The Company also recognizes the importance of maintaining outreach to further promote sustainability, as tenant practices beyond the Company's control comprise the vast majority of utility consumption and greenhouse gas ("GHG") emissions at our properties. In an effort to align its sustainability priorities with tenant activity, its leases contain terms that encourage sustainable practices.

In 2022, the Company completed the installation of a 1.3-megawatt rooftop photovoltaic system at Pearl Highlands Center, the Company's largest retail asset by GLA. In 2023, the Company completed the installation of a 0.5-megawatt photovoltaic system at Kakaako Commerce Center, the Company's second largest industrial asset by GLA.

The Company highlights the following additional achievements related to our environmental sustainability efforts:

- Implemented a CRE benchmarking program that compiles energy and water data in ENERGY STAR Portfolio Manager. This enables the Company to better track and understand energy and water consumption throughout the CRE portfolio. In addition, the Company collaborated with the City & County of Honolulu and other stakeholders to establish a county-wide energy and water building benchmarking program.

- The Company partnered with Carbon Lighthouse to increase energy efficiency and reduce GHG emissions within the CRE portfolio. Under this partnership, approximately 22% of the Company's portfolio (based on GLA) has undergone performance updates to lighting, heating, and cooling systems, driving energy reductions in 2022 of over 1,000 megawatt-hour.

- In 2022, the Company conducted comprehensive American Society of Heating, Refrigeration, and Air-Conditioning Engineers (ASHRAE) Level 2 audits on eight properties, representing 1.1 million square feet of GLA, or nearly 30% of our portfolio based on GLA. These audits provided data identifying feasible short-, mid-, and long-term energy conservation and efficiency opportunities.

- The Company continues to implement sustainable energy and conservation features at its properties, to include installing energy efficient LED lighting, rooftop photovoltaic ("PV") systems and electric vehicle ("EV") charging stations, as well as incorporating the use of cool roofs, water efficient fixtures and reclaimed water, pedestrian friendly open spaces, ride and bike share transportation options, and native Hawaiian and environmentally friendly plants and landscaping, among other initiatives. As of December 31, 2023, the Company has converted the common area lighting to LED at 25 properties, installed EV charging stations at 14 properties, and entered into agreements to add EV charging stations at three additional properties within the next twelve months.

### *Social Responsibility - Human Capital Resources*

As "Partners for Hawai'i," the Company is dedicated to its employees, collectively the A&B family, who are all critical in achieving its mission to serve the communities in which it lives and operates, and create value for all stakeholders. The Company seeks to attract, develop, and retain employees with diverse backgrounds and perspectives, and to support those employees in their pursuit to further their careers, provide for their families, enjoy their work, and give back.

The Company does the following to support these efforts:

- Offers a competitive compensation and benefits program;
- Maintains a hybrid onsite/remote work environment with flexible scheduling and incentives for onsite work;
- Utilizes leading industry software and other technology to facilitate communication, document management, collaboration, and other business processes;
- Brings the A&B family together and foster a diverse and inclusive environment by hosting in-person and virtual engagement activities through employee-led social and environmental councils, and in partnership with the human resources department;
- Provides learning and development opportunities that support the advancement of employees;
- Launched an employee-led wellness program to support the continued health and wellness of employees.

### Recruitment, Development, and Retention

The Company had 104 employees (including 3 part-time employees) as of December 31, 2023, compared to 141 employees (including 1 part-time employee) in its continuing operations in the prior year. Nearly 93.3% of our employees are based in Hawai'i, and the Company has maintained a hybrid onsite/remote work environment. As a result of the 2023 dispositions of the Grace Disposal Group and the Company's wholly-owned subsidiary Kahului Trucking & Storage, Inc. ("KT&S"), the Company no longer has any employees covered by collective bargaining agreements as of December 31, 2023.

The Company recognizes that its employees drive the success of the Company and are one of its most valuable resources. To expand its reach for talent, the Company utilizes diverse resources to recruit employees that embody A&B's core values of integrity, collaboration, respect, decisiveness, adaptability, and accountability. The Company's compensation and benefits program is designed to attract, reward, and retain talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of strategic goals, and create long-term value for our shareholders. The Company provides employees with competitive total rewards packages that include, in addition to base compensation, meaningful benefits such as health (medical, dental and vision) and life insurance, paid time off, flexible spending reimbursements account, a corporate wellness program, gain sharing opportunities, and a 401(k) plan with a generous Company contribution and Company match. Certain employees are eligible to receive annual incentive bonuses and long-term equity awards tied to the value of the Company's common stock price. In addition, the Company provides meaningful learning and development opportunities for employees to encourage both their personal and professional growth, offering a wide variety of formal and informal training programs and professional development stipends to be used towards qualified workshops, conferences, forums, and classes. The Company also offers a tuition reimbursement program that is available to employees wishing to obtain a qualified higher education degree.

The Company believes that a fair and competitive compensation and benefits program with both short-term and long-term features aligns employee and shareholder interests by incentivizing business and individual performance (i.e., pay for performance), motivating based on long-term company performance, and integrating compensation with its business plans. Our employees have an average tenure of approximately 7.5 years and, for the year ended December 31, 2023, our overall turnover rate was 9.3% (which is lower than the average of 19% for REITs belonging to the National Association or Real Estate Investment Trusts).

### Engagement, Community, and Culture

The Company strives to keep its employees engaged by communicating regularly through various channels, including town halls, learning and development trainings, community and social events, and frequent communication through an employee intranet, monthly employee newsletters, and email updates. In 2023, the Company held Collaboration and Learning Day, an all-day event for employees that provided an opportunity to revitalize A&B's corporate culture, foster connections with colleagues, and enhance professional development. The Company also conducts a confidential, annual employee survey to better understand employee perspectives on topics including employee experience, workplace culture, employee engagement and the direction and leadership of the Company. In 2023, the Company had an 82% participation rate. Results of the survey are reviewed carefully by senior leadership and have resulted in specific actions, including increased recognition programs and the development of the Company's vision, mission, and values statements.

The Company has a long history of giving back to the communities it serves and that its employees are a part of and it believes that this commitment helps in its efforts to attract and retain talent. Further, the Company supports its employees' investments in their communities through its matching gifts program (which matches its employees' personal gifts with Company contributions to eligible community non-profit organizations); through its volunteer initiatives (which offers employees paid time off for employee community service, as well as cash grants to such eligible organizations); and through corporate sponsorship of charities supported by our employees.

The Company has two employee-led councils, social and environmental, which are comprised of diverse, cross-functional teams of individuals from all levels of the Company and focused on workplace culture and community impact. In 2021, the Company launched an employee-led wellness program to support the health and wellness of employees. The program provides support and resources to employees on a variety of topics including mental, physical, and emotional health; sleep, fitness, and nutrition habits; stress and change-management; self-care; financial well-being, and other wellness topics with programs, presentations, and challenges throughout the year. Employees can access tools, activities, and online courses through the Company's wellness platform, and track their progress toward earning wellness incentives.

### Diversity, Equity, and Inclusion ("DEI")

The Company believes that an equitable and inclusive environment with diverse teams fosters more creativity and produces more opportunities to create value through its assets, people, and relationships, and is crucial to its efforts to attract and retain key talent. The Company is focused on building an inclusive culture through a variety of diversity and inclusion initiatives. This commitment starts at the top, with its highly skilled and ethnically and gender diverse Board. As part of its commitment to DEI, the Company launched the Partners for Equality program in 2021, which highlights and champions DEI and social justice issues at the Company. Events are planned quarterly to include speakers, panels, educational materials, group discussions and appropriate community service projects. In 2023, the Company conducted a live, facilitated DEI training for managers to introduce basic concepts and facilitate discussion around common challenges to embracing DEI at work, responsibilities of a supervisor, and how managers can contribute to a culture of DEI.

### Workforce Demographics

The following diversity representation data as of December 31, 2023 was gathered voluntarily and reflects the information provided by the participating respondents.

|  | Female | Ethnically diverse |
|---|---|---|
| State of Hawai'i[1] | 50 % | 78 % |
| A&B Board of Directors | 29 % | 57 % |
| A&B Leadership [2] | 28 % | 56 % |
| A&B Total Workforce | 57 % | 74 % |

[1] Source: 2022 U.S. Census Bureau American Community Survey 1-Year Estimate

[2] Leadership includes EEO-1 Senior Management

### *Corporate Governance and Compliance*

The Company prioritizes sound principles of corporate governance. The Company's Board of Directors, which is entirely independent, with the exception of the Chief Executive Officer ("CEO"), stand for re-election every year and is comprised of a diverse group of directors with broad and complementary skill sets. The Company has been recognized with a "1" ranking, which is the highest score available, in governance by Institutional Shareholder Services.

The Company is committed to conducting its business in accordance with the highest ethical standards. The Company has adopted a Code of Ethics that applies to the CEO, Chief Financial Officer, and Controller, and a Code of Conduct which is applicable to all directors, officers, and employees, establishing the importance of ethical behavior and compliance with all federal, state, and local laws and regulations. All directors and employees sign and reaffirm their understanding of the Code of Conduct on an annual basis. In order to ensure a fair workplace for our employees, the Company also has strict policies to protect against unlawful discrimination and harassment. Employees have access to a 24-hours ethics hotline that allows for anonymous reporting of suspected violations of the Code of Conduct, or other ethical or legal violations. The Audit Committee receives a report on hotline calls at each meeting.

The Company's leadership team and the Board of Directors are committed to ESG issues. ESG consideration is a meaningful component of the Company's operating and strategic plans and is integrated into its operations and informs how the Company pursues opportunities and manage risks. The Board of Directors provides oversight and receives regular reports on ESG topics, including diversity and climate risk, at both its Nominating and Corporate Governance Committee meetings and Board meetings. The Company also values the views of its shareholders and regularly seeks input from its investors on ESG and other topics.

## Available Information

The Company files reports with the Securities and Exchange Commission (the "SEC"). The reports and other information filed include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports and information filed under the Securities Exchange Act of 1934 (the "Exchange Act").

The SEC maintains a website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding the Company and other issuers that file electronically with the SEC.

The Company makes available, free of charge, on or through its Internet website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. The Company's website address is www.alexanderbaldwin.com. The information found on the Company's website, including the Company's CRR, is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document filed with the SEC.

## ITEM 1A. RISK FACTORS

*The risks described below could materially and adversely affect our shareholders and our results of operations, financial condition, liquidity and cash flows. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may affect our business. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Form 10-K and the Company's filings with the U.S. Securities and Exchange Commission.*

## Risk Factors Summary

Our business is subject to numerous risks and uncertainties and an investment in our common stock may involve various risks. Such risks, including, but not limited to, the following summarized risks, should be carefully considered before making an investment in our common stock:

## Summary of risks related to REIT status

- Because qualification as a REIT involves highly technical and complex provisions of the Code, there can be no assurance that we will remain qualified as a REIT for U.S. federal income tax purposes.
- U.S. federal, state and local legislative, judicial or regulatory tax changes could have an adverse effect on our shareholders and us.
- Complying with the REIT requirements may cause us to sell assets or forgo otherwise attractive investment opportunities.
- We may be required to borrow funds, sell assets or raise equity to satisfy our REIT distribution requirements, which could adversely affect our ability to execute our business plan and grow.
- Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.
- The REIT ownership limitations and transfer restrictions contained in our articles of incorporation may restrict or prevent certain transfers of our common stock, could have unintended antitakeover effects and may not be successful in preserving our qualification for taxation as a REIT.
- Our cash distributions are not guaranteed and may fluctuate.
- Certain of our business activities may be subject to corporate-level income tax and other taxes, which would reduce our cash flows, and would cause potential deferred and contingent tax liabilities.
- The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

- The ability of our board of directors to revoke our REIT qualification, without shareholder approval, may cause adverse consequences to our shareholders.

**Summary of risks related to our business**

- Changes in economic conditions, particularly in Hawai'i, may adversely affect our Commercial Real Estate and Land Operations segments.
- We may face new or increased competition.
- Although we intend to market and sell non-strategic assets, many of the assets are relatively illiquid, and it may not be possible to dispose of such assets in a timely manner or on favorable terms, which could delay our strategic agenda and/or adversely affect our financial condition, operating results, cash flows and may result in additional non-cash impairment charges.
- We may face potential difficulties in obtaining operating and development capital.
- We may raise additional capital in the future on terms that are more stringent to us, which could provide holders of new issuances rights, preferences and privileges that are senior to those currently held by our common shareholders, or that could result in dilution of common stock ownership.
- Failure to comply with certain restrictive financial covenants contained in our credit facilities could impose restrictions on our business segments, capital availability or the ability to pursue other activities.
- Increasing interest rates would increase our overall interest expense.
- Significant inflation and continuing increases in the inflation rate, could adversely affect our business and financial results.
- An increase in fuel prices and energy costs may adversely affect our operating environment and costs.
- Changes to federal, state or local law or regulations, including environmental laws and regulations, may adversely affect our business.
- Security breaches through cyber attacks or intrusions, or other significant disruptions of the Company's information technology ("IT") networks, communications, and related systems could impair our ability to operate, adversely affect our financial condition, and damage our reputation.
- The Company's business and operations could suffer in the event of system failures or interruptions.
- Weather, natural disasters and the impacts of climate change may adversely affect our business.
- Political crises, public health crises and other events beyond our control may adversely impact our operations and profitability.
- We are subject to, and may in the future be subject to, disputes, legal or other proceedings, or government inquiries or investigations, that could have an adverse effect on us.
- Impairment in the carrying value of long-lived assets could negatively affect our operating results.

**Summary of risks related to our Commercial Real Estate segment**

- We are subject to a number of factors that could cause CRE segment profitability to decline.
- The bankruptcy or loss of key tenants in our commercial real estate portfolio may adversely affect our cash flows and profitability.
- A shift in retail shopping from brick and mortar stores to online shopping may have an adverse impact on our cash flow, financial condition and results of operations.
- We may be unable to renew leases, lease vacant space, or re-lease space as leases expire, thereby increasing or prolonging vacancies, which would adversely affect our financial condition, results of operations and cash flows.
- Increases in operating expenses would adversely affect our operating results.
- Our retail centers may depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.
- Certain of our leases at our retail centers contain "co-tenancy" or "go-dark" provisions, which, if triggered, may allow tenants to pay reduced rent, cease operations, or terminate their leases, which could adversely affect our performance or the value of the applicable retail property.
- The value of our commercial properties is affected by a number of factors.
- We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.
- We face competition for the acquisition and development of real estate properties, which may impede our ability to grow our operations or may increase the cost of these activities.
- We are subject to risks associated with real estate construction and development.
- Commercial real estate investments are relatively illiquid.

**Risks Related to REIT Status**

***Because qualification as a REIT involves highly technical and complex provisions of the Code, there can be no assurance that we will remain qualified as a REIT for U.S. federal income tax purposes.***

We have determined that we operated in compliance with the REIT requirements commencing with the taxable year ended December 31, 2017. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there may be only limited judicial or administrative interpretations, and depends on our ability to meet, on a continuing basis, various requirements concerning, among other things, the sources of our income, the nature of our assets, the diversity of our share ownership and the amounts we distribute to our shareholders. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. The determination of various factual matters and circumstances not entirely within our control can potentially affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that future legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or adversely affect the federal income tax consequences of such qualification. In addition, our ability to satisfy the requirements to qualify as a REIT depends, in part, on the actions of third parties, over which we have no control or only limited influence. Even a technical or inadvertent violation could jeopardize our REIT qualification.

Although we intend to operate in a manner consistent with the REIT requirements, we cannot be certain that we will remain so qualified. Under current law, if we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends paid to shareholders in computing our net taxable income. In addition, our taxable income would be subject to U.S. federal and state income tax at the regular corporate rates. Also, unless we are entitled to relief under certain Code provisions, we would also be disqualified from re-electing REIT status for the four taxable years following the year during which we failed to qualify as a REIT. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. In that event, we would not be required to continue to make distributions.

Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of our shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

***U.S. federal, state and local legislative, judicial or regulatory tax changes could have an adverse effect on our shareholders and us.***

The present U.S. federal income tax treatment of REITs and their shareholders may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the Internal Revenue Service ("IRS") and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect our investors or us. Revisions in U.S. federal income tax laws and interpretations thereof could significantly and negatively affect our ability to qualify as a REIT and the tax considerations relevant to an investment in us, or could cause us to change our investments and commitments.

At the state level, the Hawai'i State legislature has repeatedly considered, and could consider in the future, legislation that would (i) eliminate (i.e., repeal) the REIT dividends paid deduction for Hawai'i State income tax purposes related to income generated in Hawai'i for a number of years or permanently, and/or (ii) mandate withholding of Hawai'i State income tax on dividends paid to out-of-state shareholders. These provisions could result in double taxation of REIT income in Hawai'i under the Hawai'i tax code, reduce returns to shareholders and make our stock less attractive to investors, which could in turn lower the value of our stock.

You are urged to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our stock.

***Complying with the REIT requirements may cause us to sell assets or forgo otherwise attractive investment opportunities.***

To maintain our qualification as a REIT, we must continually satisfy various requirements concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. For example, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of some combination of "real estate assets" (as defined in the Code), cash, cash items and U.S. government securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a taxable REIT subsidiary ("TRS")) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRS. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to sell assets or forgo otherwise attractive investment opportunities. These actions could have the effect of reducing our income, amounts available for distribution to our shareholders and amounts available for making payments on our indebtedness.

***We may be required to borrow funds, sell assets or raise equity to satisfy our REIT distribution requirements, which could adversely affect our ability to execute our business plan and grow.***

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to maintain our qualification as a REIT. To the extent that we satisfy this distribution requirement and qualify as a REIT but distribute less than 100% of our REIT taxable income, including any net capital gains, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code and avoid corporate income tax and the 4% annual excise tax.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions, to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity or adversely impact our ability to raise short- and long- term debt. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures and further growth and expansion initiatives. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Whether we issue equity, at what price and the amount and other terms of any such issuances will depend on many factors, including alternative sources of capital, our then-existing leverage, our need for additional capital, market conditions and other factors beyond our control. If we raise additional funds through the issuance of equity securities or debt convertible into equity securities, the percentage of stock owned by our existing shareholders may be reduced. In addition, new equity securities or convertible debt securities could have rights, preferences and privileges senior to those of our current shareholders, which could substantially decrease the value of our securities owned by them. Depending on the share price we are able to obtain, we may have to sell a significant number of shares to raise the capital we deem necessary to execute our long-term strategy, and our shareholders may experience dilution in the value of their shares as a result.

***Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.***

The maximum U.S. federal income tax rate applicable to income from "qualified dividends" payable to U.S. shareholders that are individuals, trusts and estates is currently 20%, exclusive of the 3.8% investment tax surcharge. Dividends payable by REITs, however, generally are not eligible for the reduced rates applicable to qualified dividends. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock. However, for taxable years that begin before January 1, 2026, shareholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT, subject to certain limitations.

***The REIT ownership limitations and transfer restrictions contained in our articles of incorporation may restrict or prevent certain transfers of our common stock, could have unintended antitakeover effects and may not be successful in preserving our qualification for taxation as a REIT.***

For us to remain qualified for taxation as a REIT, among other requirements, not more than 50% of the value of outstanding shares of our capital stock may be owned, beneficially or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year beginning with our 2018 taxable year. Also, such shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year beginning with our 2018 taxable year. In addition, a person actually or constructively owning 10% or more of the vote or value of the shares of our capital stock could lead to a level of affiliation between the Company and one or more of its tenants that could cause our revenues from such affiliated tenants to not qualify as rents from real property. Our articles of incorporation include certain restrictions regarding transfers of our shares of capital stock and ownership limits that are intended to assist us in satisfying these limitations, among other purposes.

Subject to certain exceptions, our articles of incorporation prohibit any shareholder from owning, beneficially or constructively, more than (i) 9.8% in value of the outstanding shares of all classes or series of our capital stock or (ii) 9.8% in value or number, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Additionally, the constructive ownership rules for these limits are complex and groups of related individuals or entities may be deemed a single owner and consequently in violation of the share ownership limits. As a result, the acquisition of less than 9.8% of our outstanding common stock (or the outstanding shares of any class or series of our stock) by an individual or entity could cause that individual or entity, or another individual or entity, to own constructively in excess of the relevant ownership limits. Any attempt to own or transfer shares of our common stock, or of any of our other capital stock in violation of these restrictions, may result in the shares being automatically transferred to a charitable trust or may be void. As a result, if a violative transfer were made, the recipient of the shares would not acquire any economic or voting rights attributable to the transferred shares.

The transfer restrictions and ownership limits may prevent certain transfers of our common stock. These restrictions and limits may not be adequate in all cases, however, to prevent our qualification for taxation as a REIT from being jeopardized, including under the affiliated tenant rule. Furthermore, there can be no assurance that we will be able to enforce the ownership limits. If the restrictions in our articles of incorporation are not effective and, as a result, we fail to satisfy the REIT tax rules described above, then absent an applicable relief provision, we will fail to remain qualified for taxation as a REIT.

The ownership limits contained in our articles of incorporation may have the effect of delaying, deterring or preventing a change of control of us that might involve a premium price for our stock or otherwise be in the best interests of our shareholders. As a result, the overall effect of the ownership limitations and transfer restrictions may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be favorable to the interests of our shareholders. This potential inability to obtain a premium could reduce the price of our common stock.

***Our cash distributions are not guaranteed and may fluctuate.***

A REIT generally is required to distribute at least 90% of its REIT taxable income to its shareholders (determined without regard to the dividends paid deduction and excluding any net capital gains). Generally, we expect to distribute all, or substantially all, of our REIT taxable income, including net capital gains, so as to not be subject to the income or excise tax on undistributed REIT taxable income. Our board of directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to our shareholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions, that may impose limitations on cash payments and plans for future acquisitions and divestitures. Consequently, our distribution levels may fluctuate.

***Certain of our business activities may be subject to corporate-level income tax and other taxes, which would reduce our cash flows, and would cause potential deferred and contingent tax liabilities.***

Our TRS assets and operations will continue to be subject to U.S. federal income taxes at regular corporate rates. We also may be subject to a variety of other taxes, including payroll taxes and state, local, and foreign income, property, transfer and other taxes on assets and operations. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT. We also could incur a 100% excise tax on transactions with a TRS, if they are not conducted on an arm's length basis, or we also could be subject to tax in situations and on transactions not presently contemplated. Any of these taxes would decrease our earnings and our available cash.

In addition, the IRS and any state or local tax authority may successfully assert liabilities against us for corporate income taxes for taxable years prior to the time we qualified as a REIT, in which case we will owe these taxes plus applicable interest and penalties, if any. Moreover, any increase in taxable income for these pre-REIT periods will likely result in an increase in pre-REIT accumulated earnings and profits, which could cause us to pay an additional taxable distribution to our shareholders after the relevant determination.

***The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.***

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of our trade or business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% prohibited transaction tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to prevent prohibited transaction characterization.

***The ability of our board of directors to revoke our REIT qualification, without shareholder approval, may cause adverse consequences to our shareholders.***

Our articles of incorporation provide that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income, and we will be subject to U.S. federal income tax at regular corporate rates, which may have adverse consequences on our total return to our shareholders.

**Risks Related to Our Business**

***Changes in economic conditions, particularly in Hawai'i, may adversely affect our Commercial Real Estate and Land Operations segments.***

Our business, including our assets and operations, is concentrated in Hawai'i, which exposes us to more concentrated risks than if our assets and operations were more geographically diverse. A weakening of economic drivers in Hawai'i, which include tourism, military and consumer spending, public and private construction starts and spending, personal income growth, and employment, or the weakening of consumer confidence, market demand, or economic conditions on the Mainland and elsewhere, may adversely affect the level of real estate leasing activity in Hawai'i, the demand for or sale of Hawai'i real estate. In addition, an increase in interest rates or other factors could reduce the market value of our real estate holdings, as well as increase the cost of buyer financing that may reduce the demand for our real estate assets.

***We may face new or increased competition.***

There are numerous other developers, buyers, managers and owners of commercial and residential real estate and undeveloped land that compete or may compete with us for management and leasing revenues, land for development, properties for acquisition and disposition, and for tenants and purchasers of properties. Intense competition could lead to increased supply of space, which could then increase vacancies, the need for increased tenant incentives, decreased rents, sales prices or sales volume, or lack of development opportunities. Additionally, our tenants may face increased competition and/or shifts in market preferences and demand that adversely impact their performance, ability to pay rent or even their business viability.

***Although we intend to market and sell non-strategic assets, many of the assets are relatively illiquid, and it may not be possible to dispose of such assets in a timely manner or on favorable terms, which could delay our strategic agenda and/or adversely affect our financial condition, operating results, cash flows and may result in additional non-cash impairment charges.***

Our ability to dispose of non-strategic assets on advantageous terms, including pricing, depends on factors beyond our control, including but not limited to, competition from other sellers, insufficient infrastructure capacity or availability (e.g., water, sewer and roads) for real estate assets, the availability of attractive financing for potential buyers and market conditions. As a result, we may be unable to realize our strategy through dispositions, we may be unable to do so on advantageous terms, or we may not be able to execute the strategy in a timely manner, which could adversely affect our financial condition, operating results and/or cash flows and may result in additional non-cash impairment charges.

In addition, many of the non-strategic assets are relatively illiquid. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third party pricing for illiquid assets may be more subjective than more liquid assets. As a result, we may record additional non-cash impairment charges and/or realize significantly less than the value at which we have previously recorded such assets.

***We may face potential difficulties in obtaining operating and development capital.***

The successful execution of our strategy requires substantial amounts of operating and development capital. Sources of such capital could include banks, life insurance companies, public and private offerings of debt or equity, including rights offerings, sale of certain assets and joint venture partners. If our investment or credit profile deteriorates significantly, our access to the debt or equity capital markets may become restricted, our cost of capital may increase, or we may not be able to refinance debt at the same levels or on the same terms. Further, we rely on our ability to obtain and draw on a revolving credit facility to support our operations. Volatility in the credit and financial markets or deterioration in our credit profile may prevent us from accessing funds. There is no assurance that any capital will be available on terms acceptable to us, or at all, to satisfy our short or long-term cash needs.

***We may raise additional capital in the future on terms that are more stringent to us, which could provide holders of new issuances rights, preferences and privileges that are senior to those currently held by our common shareholders, or that could result in dilution of common stock ownership.***

As noted above, the successful execution of our strategy requires substantial amounts of operating and development capital. If our capital needs are not able to be filled through our existing liquidity sources (e.g., our revolving credit facility), we may require additional capital. If we incur additional debt or raise equity, the terms of the debt or equity issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of any new debt may also impose additional and more stringent restrictions on our operations than currently in place. If we issue additional common equity, either through public or private offerings or rights offerings, existing common shareholders' percentage ownership in us would decline if they do not participate on a ratable basis.

***Failure to comply with certain restrictive financial covenants contained in our credit facilities could impose restrictions on our business segments, capital availability or the ability to pursue other activities.***

Our credit facilities and term debt contain certain restrictive financial covenants. If we breach any of the covenants and such breach is not cured in a timely manner or waived by the lenders, and such event results in default, our access to credit may be limited or terminated and the lenders could declare any outstanding amounts immediately due and payable. We further may be limited in our ability to make distributions to our shareholders in event of default.

***Increasing interest rates would increase our overall interest expense.***

Although a significant amount of our outstanding debt has fixed interest rates, we borrow funds at variable interest rates under our credit facility. Interest expense on our floating-rate debt increases as interest rates rise. Additionally, the interest expense associated with fixed-rate debt could rise in future periods when the debt matures and is refinanced. Furthermore, the value of our commercial real estate portfolio and the market price of our stock could decline if market interest rates increase and investors seek alternative investments with higher distribution rates.

***Significant inflation and continuing increases in the inflation rate, could adversely affect our business and financial results.***

Recent substantial increases in the rate of inflation and potential future elevated rates of inflation, both real and anticipated, may impact our results of operations. In a highly inflationary environment, we may be unable to raise rental rates at or above the rate of inflation, which could reduce our profit margins. Increased inflation could also adversely affect us by increasing construction costs, including tenant improvements and capital projects, and operating costs. Many of the Company's leases require tenants to pay an allocable portion of operating expenses, including common area maintenance, real estate taxes and insurance, resulting in a mitigating impact on increased costs and operating expenses due to inflation. However, unreimbursed increased operating expenses may adversely affect the Company's operating results and cash flows.

***An increase in fuel prices and energy costs may adversely affect our operating environment and costs.***

Fuel prices have a direct impact on the health of the Hawai'i economy. Increases in the price of fuel may result in higher transportation costs to Hawai'i and adversely affect visitor counts and the cost of goods shipped to Hawai'i, thereby affecting the strength of the Hawai'i economy and its consumers. Increases in energy costs for our leased real estate portfolio are typically recovered from lessees, although our share of energy costs increases as a result of lower occupancies, and higher operating cost reimbursements impact the ability to increase underlying rents. Rising fuel prices also may increase the cost of construction, including delivery costs to Hawai'i, and the cost of materials that are petroleum-based, thus affecting our real estate development projects and margins.

***Changes to federal, state or local law or regulations, including environmental laws and regulations, may adversely affect our business.***

We are subject to federal, state and local laws and regulations, including government rate, land use, environmental, climate-related and tax laws and regulations. Compliance or noncompliance with, or changes to, the laws and regulations governing our business could impose significant additional costs on us and adversely affect our financial condition and results of operations. For example, our real estate-related segments are subject to numerous federal, state and local laws and regulations, which, if changed or not complied with, may adversely affect our business.

We frequently utilize §1031 of the Code to defer taxes when selling qualifying real estate and reinvesting the proceeds in replacement properties. This often occurs when we sell bulk parcels of land in Hawai'i or commercial properties in Hawai'i, all of which typically have a very low tax basis. A repeal of, or adverse amendment to, §1031 of the Code could impose significant additional costs on us.

The Company's operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including Occupational Safety and Health Administration regulations; Environmental Protection Agency regulations; and state and county permits related to our operations. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair the Company's ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls ("PCBs") and underground storage tanks are also regulated by federal and state laws. The Company is also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. The Company could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from its properties. Identification of compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in cleanup or compliance requirements could result in significant costs to the Company. Moreover, compliance with new laws or regulations such as those related to climate change, including compliance with "green" building codes, or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by the Company.

***Security breaches through cyber attacks or intrusions, or other significant disruptions of the Company's information technology ("IT") networks, communications, and related systems could impair our ability to operate, adversely affect our financial condition, and damage our reputation.***

We rely extensively on information technology and communication systems to process transactions and to operate and manage our business and face risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside the Company or persons with access to systems inside the Company. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The Company's IT networks and related systems are essential to the operation of its business and its ability to perform day-to-day operations. Furthermore, a significant subset of our employees partially operate in a remote work environment, which may exacerbate certain risks to our businesses, including an increased risk of cybersecurity attacks and increased risk of unauthorized dissemination of proprietary or confidential information.

Despite our implementation of security measures, there can be no assurance that our efforts to maintain the security and integrity of our systems will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our systems could result in improper uses of our systems and interruptions in our operations, which in turn could have a material adverse effect on our income, cash flow, results of operations, financial condition, liquidity, the ability to service debt obligations, the market price of our common stock and our ability to pay dividends and other distributions to shareholders. We may also incur significant costs to remedy damages caused by security breaches.

These risks require continuous and likely increasing attention and other resources to identify and quantify these risks, upgrade, and expand the Company's technologies, systems and processes to adequately address them and provide periodic training for the Company's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that the Company's efforts will be effective. Additionally, the Company relies on third-party service providers for certain aspects of the Company's business. The Company can provide no assurance that the networks and systems that the Company's third-party vendors have established or use will be effective. As the Company's reliance on technology has increased, so have the risks posed to the Company's information systems, both internal and those provided by the Company and third-party service providers.

In the normal course of business, the Company and its service providers collect and retain certain personal information provided by employees, tenants and vendors, and relies extensively on IT systems to process transactions and manage its business. The Company can provide no assurance that the data security measures designed to protect confidential information on the Company's systems established by the Company and the Company's service providers will be able to prevent unauthorized access to this personal information or that attempted security breaches or disruptions would not be successful or damaging.

***The Company's business and operations could suffer in the event of system failures or interruptions.***

The Company's internal IT systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war, telecommunication failures, reliability issues, and integration and compatibility concerns. Further, we may experience failures caused by the intentional or inadvertent acts and errors by our employees or vendors. The Company has implemented policies and procedures around its IT systems, including security measures, employee training, system redundancies, and the existence of a disaster recovery plan. However, any system failure or accident that causes interruptions in the Company's operations could result in a material disruption to its business. The Company may incur additional costs to remedy damages caused by such disruptions, as well as increased demand for information technology resources to support employees operating in a partially remote work environment.

***Weather, natural disasters and the impacts of climate change may adversely affect our business.***

As a result of climate change, we may experience extreme weather and changes in precipitation and temperature, including natural disasters. Should the impact of climate change be significant or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

Our Commercial Real Estate and Land Operations segments are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, sea level rise, wildfires, tornadoes and unusually heavy or prolonged rain, which could cause personal injury and loss of life. In addition, natural disasters could damage our real estate holdings, which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of, owning or developing our properties.

Drought, greater than normal rainfall, hurricanes, earthquakes, tsunamis, floods, sea level rise, wildfires, other natural disasters, agricultural pestilence, or negligence or intentional malfeasance by individuals, may also adversely impact the conditions of the land and thereby harm the prospects for the Land Operations segment and our land infrastructure and facilities, including dams and reservoirs.

We maintain casualty insurance under policies we believe to be adequate and appropriate. These policies are generally subject to large retentions and deductibles. Some types of losses, such as losses resulting from physical damage to dams, generally are not insured. In some cases, we retain the entire risk of loss because it is not economically prudent to purchase insurance coverage or because of the perceived remoteness of the risk. Other risks are uninsured because insurance coverage may not be commercially available. Finally, we retain all risk of loss that exceeds the limits of our insurance.

***Political crises, public health crises and other events beyond our control may adversely impact our operations and profitability.***

Political crises (including but not limited to heightened security measures, war, actual or threatened terrorist attacks, efforts to combat terrorism or other acts of violence) and public health crises (including, but not limited to, pandemics) may cause consumer confidence and spending to decrease, or may affect the ability or willingness of tourists to travel to Hawaiʻi, thereby adversely affecting Hawaiʻi's economy and us. Further, as our business is concentrated in Hawaiʻi, an attack on Hawaiʻi as a result of war or terrorism may severely or irreparably harm the Company.

Such events beyond our control could adversely affect trade and global and local economies and may lead to actions limiting trade and population movement and the movement of goods through the supply chain, as well as other impacts to business and consumer demand, which may adversely affect the Company's business, operating results and financial condition.

***We are subject to, and may in the future be subject to, disputes, legal or other proceedings, or government inquiries or investigations, that could have an adverse effect on us.***

The nature of our business exposes us to the potential for disputes, legal or other proceedings, or government inquiries or investigations, relating to labor and employment matters, contractual disputes, personal injury and property damage, environmental matters, construction litigation, business practices, and other matters, as discussed in the other risk factors disclosed in this section. These disputes could harm our business by distracting our management from the operation of our business. If these disputes develop into proceedings, these proceedings could result in significant expenditures or losses by us. Further, as a real estate developer, we may face warranty and construction defect claims, as described below under "Risks Relating to Our Land Operations Segment."

***Impairment in the carrying value of long-lived assets could negatively affect our operating results.***

We have a significant amount of long-lived assets on our consolidated balance sheet and have recorded non-cash impairment charges in the past. Under generally accepted accounting principles, long-lived assets are required to be reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. If business conditions or other factors cause profitability and cash flows to decline, we may be required to record additional non-cash impairment charges. Events and conditions that could result in further impairment in the value of our long-lived assets include changes in the industries in which we operate, particularly the impact of a downturn in the global or Hawaiʻi economy, as well as competition and advances in technology, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term sales or profitability.

**Risks Related to Our Commercial Real Estate Segment**

***We are subject to a number of factors that could cause CRE segment profitability to decline.***

We own a portfolio of commercial real estate assets. Factors that may adversely affect the portfolio's profitability include, but are not limited to: (i) a significant number of our tenants are unable to meet their obligations; (ii) increases in non-recoverable operating and ownership costs; (iii) we are unable to lease space at our properties when the space becomes available; (iv) the rental rates upon a renewal or a new lease are significantly lower than prior rents or do not increase sufficiently to cover increases in operating and ownership costs; (v) the providing of lease concessions, such as free or discounted rents and tenant improvement allowances; and (vi) the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues at the property.

***The bankruptcy or loss of key tenants in our commercial real estate portfolio may adversely affect our cash flows and profitability.***

We may derive significant cash flows and earnings from certain key tenants. If one or more of these tenants declares bankruptcy or voluntarily vacates from the leased premise and we are unable to re-lease such space (or to re-lease it on comparable or more favorable terms), we may be adversely impacted. Additionally, we may be further adversely impacted by an impairment or "write-down" of intangible assets, such as lease-in-place value, favorable lease asset, or a deferred asset related to straight-line lease rent, associated with a tenant bankruptcy or vacancy.

***A shift in retail shopping from brick and mortar stores to online shopping may have an adverse impact on our cash flow, financial condition and results of operations.***

Although many of the retailers operating at our properties sell groceries and other necessity-based soft goods or provide services, the shift to online shopping may cause declines in brick-and-mortar sales generated by certain of our tenants and/or may cause certain of our tenants to reduce the size or number of their retail locations in the future. As a result, our cash flow, financial condition and results of operations could be adversely affected.

***We may be unable to renew leases, lease vacant space, or re-lease space as leases expire, thereby increasing or prolonging vacancies, which would adversely affect our financial condition, results of operations and cash flows.***

We may not be able to renew leases, lease vacant space, or re-let space as leases expire. In addition, we may need to offer substantial rent abatements, tenant improvements, early termination rights, or below-market renewal options to retain existing tenants or attract new tenants. If the rental rates for our properties decrease, our existing tenants do not renew their leases, or we do not re-let our available space, our financial condition, results of operations, and cash flows would be adversely affected.

***Increases in operating expenses would adversely affect our operating results.***

Our operating expenses include, but are not limited to, property taxes, insurance, utilities, repairs, and the maintenance of the common areas of our commercial real estate. We may experience increases in our operating expenses, some or all of which may be out of our control. Most of our leases require that tenants pay for a share of property taxes, insurance, and common area maintenance costs. However, if any property is not fully occupied, or if recovery income from tenants is not sufficient to cover operating expenses, then we could be required to expend our own funds for operating expenses. In addition, we may be unable to renew leases or negotiate new leases with terms requiring our tenants to pay all the property tax, insurance, and common area maintenance costs that tenants currently pay, which would adversely affect our operating results.

***Our retail centers may depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.***

Some of our retail centers are anchored by large tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants, including our anchor and other major tenants, may fail to comply with their contractual obligations to us, seek concessions in order to continue operations, or declare bankruptcy, any of which could result in the termination of such tenants' leases and the loss of rental income attributable to the terminated leases. In addition, certain of our tenants may cease operations while continuing to pay rent, which could decrease customer traffic, thereby decreasing sales for our other tenants at the applicable retail property. In addition, mergers or consolidations among retail establishments could result in the closure of existing stores or the duplication or geographic overlapping of store locations, which could include stores at our retail centers.

Loss of, or a store closure by, an anchor store or major tenant could significantly reduce our occupancy level or the rent that we receive from our retail centers. We may be unable to re-lease vacated space or to re-lease it on comparable or more favorable terms, or at all. In the event of default by an anchor store or major tenant, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with such parties.

***Certain of our leases at our retail centers contain "co-tenancy" or "go-dark" provisions, which, if triggered, may allow tenants to pay reduced rent, cease operations, or terminate their leases, which could adversely affect our performance or the value of the applicable retail property.***

Certain of the leases at our retail centers contain "co-tenancy" provisions that establish conditions related to a tenant's obligation to remain open, the amount of rent payable, or a tenant's obligation to continue occupying space, including (i) the presence of an anchor tenant, (ii) the continued operation of an anchor tenant's store, and (iii) minimum occupancy levels at the applicable property. If a co-tenancy provision is triggered by a failure of any of these conditions, a tenant could have the right to cease operations, to terminate its lease early, or to a reduction of its rent. In addition, certain of the leases at our retail centers contain "go-dark" provisions that allow the tenant to cease operations while continuing to pay rent. This could result in decreased customer traffic at the property, thereby decreasing sales for our other tenants at such property, which may result in our other tenants being unable to pay their minimum rents or expense recovery charges. Such provisions may also result in lower rental revenue generated under the applicable leases. To the extent co-tenancy or go-dark provisions in our leases result in lower revenue or tenant sales, tenants' rights to terminate their leases early, or to a reduction of their rent, our performance and/or the value of the applicable retail center could be adversely affected.

***The value of our commercial properties is affected by a number of factors.***

We have significant investments in various commercial real estate properties. Weakness in the real estate sector, especially in Hawai'i, difficulty in obtaining or renewing financing, and changes in our investment and redevelopment strategy, among other factors, may affect the fair value of these real estate assets. If the undiscounted cash flows of our commercial properties, or redevelopment projects, were to decline below the carrying value of those assets, we would be required to recognize an impairment loss if the fair value of those assets were below their carrying value.

***We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.***

Our business strategy involves the acquisition of retail, industrial, and other properties. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria. We evaluate the market of available properties and may attempt to acquire properties when strategic opportunities exist. We may be unable to acquire properties that we have identified as potential acquisition opportunities due to various factors, including but not limited to, the inability to (i) negotiate terms agreeable to the parties involved, (ii) satisfy conditions to closing, or (iii) finance the acquisition on favorable terms, or at all. In addition, we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently not able to complete. If we are unable to acquire properties on favorable terms, or at all, our financial condition, results of operations, and cash flow could be adversely affected.

***We face competition for the acquisition and development of real estate properties, which may impede our ability to grow our operations or may increase the cost of these activities.***

We compete with many other entities for the acquisition of commercial real estate and land suitable for new developments, including other REITs, private institutional investors, and other owner-operators of commercial real estate. Larger REITs may enjoy competitive advantages that result from a lower cost of capital. These competitors may increase the market prices we would have to pay in order to acquire properties. If we are unable to acquire properties that meet our criteria at prices we deem reasonable, our ability to grow may be adversely affected.

***We are subject to risks associated with real estate construction and development.***

Our redevelopment and development-for-hold projects are subject to risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include, but are not limited to: (i) our inability to secure sufficient financing or insurance on favorable terms, or at all; (ii) construction delays, defects, or cost overruns, which may increase project development costs; (iii) an increase in commodity or construction costs, including labor costs; (iv) the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues; (v) an inability to obtain, or a significant delay in obtaining, zoning, construction, occupancy and other required governmental permits and authorizations; (vi) difficulty in complying with local, city, county and state rules and regulations regarding permitting, zoning, subdivision, utilities, and water quality, as well as federal rules and regulations regarding air and water quality and protection of endangered species and their habitats; (vii) insufficient infrastructure capacity or availability (e.g., water, sewer and roads) to serve the needs of our projects; (viii) an inability to secure tenants necessary to support the project or maintain compliance with debt covenants; (ix) failure to achieve or sustain anticipated occupancy levels; (x) condemnation of all or parts of development or operating properties, which could adversely affect the value or viability of such projects; and (xi) instability in the financial industry could reduce the availability of financing.

Significant instability in the financial industry may result in declining property values and increasing defaults on loans. This, in turn, could lead to increased regulations, tightened credit requirements, reduced liquidity and increased credit risk premiums for virtually all borrowers. Deterioration in the credit environment may also impact us in other ways, including the credit or solvency of vendors, tenants, or joint venture partners, the ability of partners to fund their financial obligations to joint ventures and our access to mortgage financing for our own properties.

### *Commercial real estate investments are relatively illiquid.*

Our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, supply and demand, availability of financing, interest rates and other factors that are beyond our control. We cannot be certain that we will be able to sell any property for the price and other terms we seek, or that any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot estimate with certainty the length of time needed to find a willing purchaser and to complete the sale of a property. Factors that impede our ability to dispose of properties could adversely affect our financial condition and operating results.

### Risks Related to Our Land Operations Segment

### *We are subject to risks associated with real estate construction and development.*

Our development-for-sale projects are subject to risks that are similar to those described in the "*We are subject to risks associated with real estate construction and development*" risk factor above, under the *"Risks Relating to Our Commercial Real Estate Segment"* section.

Significant instability in the financial industry may result in declining property values and increasing defaults on loans. This, in turn, could lead to increased regulations, tightened credit requirements, reduced liquidity and increased credit risk premiums for virtually all borrowers. Fewer loan products and strict loan qualifications make it more difficult for borrowers to finance the purchase of units in our projects. Additionally, more stringent requirements to obtain financing for buyers of commercial properties make it significantly more difficult for us to sell commercial properties and may negatively impact the sales prices and other terms of such sales. Deterioration in the credit environment may also impact us in other ways, including the credit or solvency of customers, vendors, or joint venture partners, the ability of partners to fund their financial obligations to joint ventures and our access to mortgage financing for our own properties.

### *Governmental entities have adopted or may adopt regulatory requirements that may restrict our development activity.*

We are subject to laws and regulations that affect the land development process, including zoning and permitted land uses. Government entities have adopted or may approve regulations or laws that could negatively impact the availability of land and development opportunities. It is possible that requirements will be imposed on developers that could adversely affect our ability to develop projects in the affected markets or could require that we satisfy additional administrative and regulatory requirements, which could delay development progress or increase the development costs to us.

### *Real estate development projects are subject to warranty and construction defect claims, in the ordinary course of business, that can be significant.*

In our development-for-sale projects, we are subject to warranty and construction defect claims arising in the ordinary course of business. The amounts payable under these claims, both in legal fees and remedying any construction defects, can be significant and could exceed the profits made from the project. As a consequence, we may maintain liability insurance, obtain indemnities and certificates of insurance from contractors generally covering claims related to workmanship and materials, and create warranty and other reserves for projects based on historical experience and qualitative risks associated with the type of project built. Because of the uncertainties inherent in these matters, we cannot provide any assurance that our insurance coverage, contractor arrangements and reserves will be adequate to address some or all of our warranty and construction defect claims in the future. For example, contractual indemnities may be difficult to enforce, we may be responsible for applicable self-insured retentions, and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered, and the availability of liability insurance for construction defects, could be limited or costly. Accordingly, we cannot provide any assurance that such coverage will be adequate, available at an acceptable cost, or available at all.

*The lack of water for agricultural irrigation could adversely affect the financial position and profitability of the Land Operations segment.*

It is crucial to have access to sufficient, reliable and affordable sources of water in order to conduct sustainable agricultural activity. Water availability is critical to the successful implementation of farming plans on those lands purchased from us by Mahi Pono Holdings LLC ("Mahi Pono") in conjunction with our sale of certain agricultural landholdings on Maui. As described in our public filings associated with that sale, as well as Note 11 – Revenue and Contract Balances of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report, if Mahi Pono is unable to secure sufficient water to support the agricultural plans for which it purchased the lands, this could trigger certain financial obligations.

*Governmental entities have adopted or may adopt regulatory requirements related to our dams, reservoirs, and other water infrastructure that may adversely affect our operations.*

We are subject to inspections and regulations that apply to certain of our dams, reservoirs, and other water infrastructure. Certain of these facilities have deficiencies noted by the State of Hawai'i, which we are working with the regulators to resolve. It is possible that current or future requirements imposed on landowners and dam owners/operators may require that we satisfy additional administrative and regulatory requirements and thereby increase the holding costs to us and/or decrease the operational utility of the subject facilities.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

Cybersecurity, and in particular cybersecurity risk management, is an important part of operations and a focus area for the Company. Cybersecurity risks are evaluated on an ongoing basis by the Company's Technology department, both internally and with the assistance of external firms.

The Company engages a national security firm in an effort to improve its cybersecurity posture and keep current with evolving cybersecurity risks. The Company's cybersecurity program is examined on a regular basis, and new procedures and tools are adopted on an ongoing basis to address the changing cybersecurity landscape. The Company's technology team tests the effectiveness of its tools with periodic exercises, such as an extensive, simulated attack exercise.

The Company's Board of Directors oversees the overall risk management process, including cybersecurity risks, which it administers in part through its Audit Committee. One of the Audit Committee's responsibilities involves reviewing the Company's policies regarding risk assessment and risk management, including with respect to cybersecurity risks. Risk oversight plays a role in all major decisions of the Company's Board of Directors, and the evaluation of risk is a key part of its decision-making process.

Cybersecurity risks are considered as part of the risk management process across all levels of the organization but are also facilitated through a formal process in which the Company identifies significant risks through regular discussions with management and also develops responses and mitigating actions to address such risks. In conjunction with the Company's Internal Audit department, management compiles a report of significant, enterprise risks that is shared with the Company's Board of Directors and its Audit Committee annually or as needed. In addition, cybersecurity and information security risks are among the matters presented by the Chief Technology Officer ("CTO") for discussion with the Company's Board of Directors annually and its Audit Committee quarterly or as needed. The CTO, who reports to the Chief Financial Officer, is responsible for leading the assessment and management of cybersecurity risks. The Company's current CTO has more than twenty years of experience managing technology initiatives in diverse industries, and he designed and led the approach for the modernization of the Company's technology platforms and security posture since 2017.

As many security threats involve social engineering, the Company has a multifaceted security training program for its employees. Mandatory cybersecurity training classes are administered semi-annually. Tests of employees' ability to thwart attacks are run successively throughout the year, and remedial refresher courses are required when employees fail the tests. In addition, security awareness assessment is required as part of the annual employee review process.

The Company does not believe that any risks from cybersecurity threats to date, including as a result of any previous cybersecurity incidents of which the Company is aware, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial conditions. Refer to the risk factor captioned, *"Security breaches through cyber attacks or intrusions, or other significant disruptions of the Company's information* *technology ("IT") networks, communications, and related systems could impair our ability to operate, adversely affect our financial condition, and damage our reputation,"* in Part I, Item IA. "Risk Factors" for additional description of cybersecurity risks and potential related impacts on the Company.

## ITEM 2. DESCRIPTION OF PROPERTIES BY SEGMENT

### Commercial Real Estate

### Asset classes

The Company owns and operates a portfolio of improved properties within three asset classes in Hawaiʻi (retail, industrial and office). The following table presents a summary of GLA square footage ("SF") by the improved property asset class and location as of December 31, 2023:

| | Oahu | Maui | Kauai | Hawaiʻi Island | Total |
|---|---|---|---|---|---|
| Retail | 1,710,700 | 285,900 | 285,100 | 222,300 | 2,504,000 |
| Industrial | 969,300 | 163,600 | 64,600 | 86,700 | 1,284,200 |
| Office | 37,100 | 108,600 | — | — | 145,700 |
| **Total** | 2,717,100 | 558,100 | 349,700 | 309,000 | 3,933,900 |

The Company also owns 142.0 acres of land in Hawaiʻi, of which substantially all is leased pursuant to urban ground leases as of December 31, 2023.

### Improved properties

Most of the Company's improved retail, industrial and office properties are located on Oahu and Maui, with a smaller number of holdings on Kauai and Hawaiʻi (island). The occupancy for the improved properties portfolio (i.e., the percentage of square footage leased and commenced to gross leasable space at the end of the period reported, "Leased Occupancy") was 94.7% as of December 31, 2023, and 95.0% as of December 31, 2022. For properties in the portfolio, the Company presents annualized base rent ("ABR") for each of its improved properties on a total and per-square-foot ("PSF") basis; ABR is calculated by multiplying the current month's contractual base rent by twelve.

As of December 31, 2023, the Company's commercial real estate improved property assets were as follows (dollars in thousands, except PSF data):

| | Property | | Island | Year Built/ Renovated | Current GLA (SF) | Leased/Economic Occupancy | | ABR | | ABR PSF |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Retail:** | | | | | | | | | |
| 1 | Pearl Highlands Center | | Oahu | 1992-1994 | 412,200 | 99.8% | 99.5% | $ 10,993 | $ | 26.78 |
| 2 | Kailua Retail | | Oahu | 1947-2014 | 326,100 | 95.8% | 94.9% | 12,534 | | 41.04 |
| 3 | Laulani Village | | Oahu | 2012 | 175,300 | 98.3% | 97.5% | 6,844 | | 40.04 |
| 4 | Waianae Mall | | Oahu | 1975 | 170,800 | 93.0% | 91.9% | 3,893 | | 25.09 |
| 5 | Manoa Marketplace | | Oahu | 1977, 2023 | 142,000 | 97.4% | 92.3% | 4,646 | | 36.12 |
| 6 | Queens' MarketPlace | | Hawai'i Island | 2007 | 134,000 | 90.3% | 82.9% | 4,684 | | 48.81 |
| 7 | Kaneohe Bay Shopping Center (Leasehold) | | Oahu | 1971 | 125,500 | 98.0% | 97.2% | 3,194 | | 26.18 |
| 8 | Hokulei Village | | Kauai | 2015 | 119,000 | 99.2% | 99.2% | 4,259 | | 37.12 |
| 9 | Pu`unene Shopping Center | | Maui | 2017 | 118,000 | 78.4% | 72.1% | 4,323 | | 51.55 |
| 10 | Waipio Shopping Center | | Oahu | 1986, 2004 | 113,800 | 98.4% | 98.4% | 3,574 | | 32.56 |
| 11 | Aikahi Park Shopping Center | | Oahu | 1971, 2022 | 97,300 | 92.5% | 88.6% | 3,487 | | 40.94 |
| 12 | Lanihau Marketplace | | Hawai'i Island | 1987 | 88,300 | 97.2% | 92.1% | 1,500 | | 18.45 |
| 13 | The Shops at Kukui`ula | | Kauai | 2009 | 85,900 | 98.5% | 86.3% | 3,488 | | 48.07 |
| 14 | Ho`okele Shopping Center | | Maui | 2019 | 71,400 | 96.1% | 96.1% | 2,861 | | 41.72 |
| 15 | Kunia Shopping Center | | Oahu | 2004 | 60,600 | 93.4% | 91.7% | 2,259 | | 40.66 |
| 16 | Waipouli Town Center | (1) | Kauai | 1980 | 56,600 | 39.8% | 36.6% | 449 | | 21.72 |
| 17 | Kahului Shopping Center | | Maui | 1951 | 50,900 | 84.5% | 84.5% | 777 | | 18.05 |
| 18 | Lau Hala Shops | | Oahu | 2018 | 46,300 | 100.0% | 100.0% | 2,690 | | 58.14 |
| 19 | Napili Plaza | | Maui | 1991 | 45,600 | 100.0% | 98.7% | 1,398 | | 31.96 |
| 20 | Gateway Mililani Mauka | | Oahu | 2008, 2013 | 34,900 | 90.5% | 88.8% | 1,823 | | 60.58 |
| 21 | Port Allen Marina Center | | Kauai | 2002 | 23,600 | 91.9% | 91.9% | 593 | | 31.28 |
| 22 | The Collection | | Oahu | 2017 | 5,900 | 100.0% | 100.0% | 348 | | 58.98 |
| | **Subtotal – Retail** | | | | 2,504,000 | 94.3% | 92.1% | $ 80,617 | $ | 35.53 |
| | **Industrial:** | | | | | | | | | |
| 23 | Komohana Industrial Park | | Oahu | 1990 | 238,300 | 100.0% | 100.0% | $ 3,602 | $ | 15.12 |
| 24 | Kaka`ako Commerce Center | | Oahu | 1969 | 197,900 | 83.3% | 82.8% | 2,428 | | 14.98 |
| 25 | Waipio Industrial | | Oahu | 1988-1989 | 158,400 | 100.0% | 99.4% | 2,860 | | 18.17 |
| 26 | Opule Industrial | | Oahu | 2005-2006, 2018 | 151,500 | 100.0% | 100.0% | 2,627 | | 17.34 |
| 27 | P&L Warehouse | | Maui | 1970 | 104,100 | 100.0% | 100.0% | 1,663 | | 15.97 |
| 28 | Kapolei Enterprise Center | | Oahu | 2019 | 93,100 | 100.0% | 100.0% | 1,657 | | 17.81 |
| 29 | Honokohau Industrial | | Hawai'i Island | 2004-2006, 2008 | 86,700 | 100.0% | 98.0% | 1,355 | | 15.95 |
| 30 | Kailua Industrial / Other | | Oahu | 1951-1974 | 69,000 | 98.0% | 89.3% | 1,256 | | 20.39 |
| 31 | Port Allen Center | | Kauai | 1983, 1993 | 64,600 | 93.3% | 93.3% | 802 | | 13.29 |
| 32 | Harbor Industrial | | Maui | 1930 | 51,100 | 94.9% | 94.9% | 634 | | 13.08 |
| 33 | Kaomi Loop Industrial | (1) | Oahu | 2005 | 33,200 | 100.0% | 100.0% | 527 | | 15.85 |
| 34 | Kahai Street Industrial | | Oahu | 1973 | 27,900 | 100.0% | 100.0% | 365 | | 13.09 |
| 35 | Maui Lani Industrial | (1) | Maui | 2010 | 8,400 | 100.0% | 100.0% | 156 | | 18.57 |
| | **Subtotal – Industrial** | | | | 1,284,200 | 96.8% | 96.0% | $ 19,932 | $ | 16.19 |
| | **Office:** | | | | | | | | | |
| 36 | Kahului Office Building | | Maui | 1974 | 59,100 | 79.7% | 77.0% | $ 1,553 | $ | 34.15 |
| 37 | Gateway at Mililani Mauka South | | Oahu | 1992, 2006 | 37,100 | 100.0% | 100.0% | 1,816 | | 48.89 |
| 38 | Kahului Office Center | | Maui | 1991 | 35,800 | 88.5% | 87.2% | 998 | | 31.97 |
| 39 | Lono Center | | Maui | 1973 | 13,700 | 49.6% | 49.6% | 190 | | 33.32 |
| | **Subtotal – Office** | | | | 145,700 | 84.2% | 82.8% | $ 4,557 | $ | 38.12 |
| | **Total – Hawai'i Improved Portfolio** | | | | 3,933,900 | 94.7% | 93.0% | $ 105,106 | $ | 29.04 |

(1) Property is currently not included in the same-store ("Same-Store") pool, which management uses in the calculation of certain non-GAAP metrics at an improved property or ground lease level. Refer to page 35 for a discussion of non-GAAP financial measures and the required reconciliations of non-GAAP measures to GAAP measures.

## Ground leases

The Company's portfolio of commercial ground leases at December 31, 2023, was as follows (dollars in thousands):

| | Property Name | Location (City, Island) | Acres | Property Type | Exp. Year | Current ABR |
|---|---|---|---|---|---|---|
| 1 | Windward City Shopping Center | Kaneohe, Oahu | 15.4 | Retail | 2035 | $ 3,886 |
| 2 | Owner/Operator | Kapolei, Oahu | 36.4 | Industrial | 2025 | 3,300 |
| 3 | Owner/Operator | Honolulu, Oahu | 9.0 | Retail | 2045 | 2,075 |
| 4 | Kaimuki Shopping Center | Honolulu, Oahu | 2.8 | Retail | 2040 | 2,039 |
| 5 | S&F Industrial | Pu'unene, Maui | 52.0 | Heavy Industrial | 2059 | 1,275 |
| 6 | Owner/Operator | Kaneohe, Oahu | 3.7 | Retail | 2048 | 1,059 |
| 7 | Pali Palms Plaza | Kailua, Oahu | 3.3 | Office | 2037 | 992 |
| 8 | Windward Town and Country Plaza I | Kailua, Oahu | 3.4 | Retail | 2062 | 963 |
| 9 | Windward Town and Country Plaza II | Kailua, Oahu | 2.2 | Retail | 2062 | 621 |
| 10 | Kailua Post Office | Kailua, Oahu | 1.2 | Retail | MTM[1] | 555 |
| 11 | Owner/Operator | Kailua, Oahu | 1.9 | Retail | 2034 | 450 |
| 12 | Owner/Operator | Honolulu, Oahu | 0.5 | Retail | 2028 | 385 |
| 13 | Owner/Operator | Honolulu, Oahu | 0.5 | Parking | 2028 | 359 |
| 14 | Owner/Operator | Kahului, Maui | 0.8 | Retail | 2026 | 272 |
| 15 | Seven-Eleven Kailua Center | Kailua, Oahu | 0.9 | Retail | 2033 | 263 |
| 16 | Owner/Operator | Honolulu, Oahu | 0.7 | Industrial | 2027 | 252 |
| 17 | Owner/Operator | Kahului, Maui | 0.8 | Industrial | 2025 | 238 |
| 18 | Owner/Operator | Kahului, Maui | 0.4 | Retail | 2027 | 186 |
| 19 | Owner/Operator | Kailua, Oahu | 0.4 | Retail | 2025 | 183 |
| 20 | Owner/Operator | Kahului, Maui | 0.9 | Retail | 2025 | 146 |
| | Remainder[2] | Various | 4.8 | Various | Various | 875 |
| | **Total - Ground Leases** | | **142.0** | | | **$ 20,374** |

(1) Lease is currently month-to-month.

(2) A portion of these properties is currently not included in the Same-Store pool, which management uses in the calculation of certain non-GAAP metrics at an improved property or ground lease level. Refer to page 35 for a discussion of non-GAAP financial measures and the required reconciliations of non-GAAP measures to GAAP measures.

## Land Operations

The Company's Land Operations segment primarily consists of the Company's non-commercial real estate landholdings and other legacy assets and liabilities.

## Real Estate Investments

At December 31, 2023, the Company's real estate investments related to its Land Operations segment were as follows:

| (amounts in millions, except acres data) | Acres | Carrying Value |
|---|---|---|
| Real estate investments | | |
| *Core real estate investments* | | |
| Kapolei Business Park West | 3 | $ 6.2 |
| Maui Business Park II[1] | 50 | 20.4 |
| *Non-core real estate investments* | | |
| Other real estate development | 192 | 37.7 |
| Agricultural land | 2,680 | 0.2 |
| Urban land, not in active development | 16 | — |
| Conservation & preservation | 764 | 0.9 |
| Investments in real estate joint ventures and partnerships | N/A | 6.9 |
| Total real estate investments, net | 3,705 | $ 72.3 |

[1] Includes 12.5 acres which is currently under contract with a delayed closing pending subdivision completion.

**Core Real Estate Development-for-sale Projects**

As of December 31, 2023, the Company's Land Operations segment has one remaining active, core real estate development-for-sale project, Maui Business Park (Phase II) ("MBP II"). MBP II represents the second phase of the Company's Maui Business Park project in Kahului, Maui, and is zoned for light industrial, retail, and office use. A summary of the Company's MBP II project as of December 31, 2023, is as follows:

| Project | Location | Product Type | Total Acres | Remaining Sellable Acres[1] | Acres Under Contract[2] | Estimated Total Project Cost (in millions) | Total Project Costs Incurred to Date (in millions) |
|---|---|---|---|---|---|---|---|
| Maui Business Park (Phase II) | Kahului, Maui | Light industrial lots | 46.7 | 34.2 | 12.5 | $ 91 | $ 65 |

[1] Remaining sellable acres may change due to updates in overall development plan that results in modification of planned roads and easements.

[2] The Company has entered into an agreement with a third party for the sale of 12.5 acres which will close upon subdivision completion and is therefore excluded from remaining sellable acres.

MBP II activity during the year ended December 31, 2023, included the transfer of 2.4 acres slated for a build-to-suit development to the Commercial Real Estate segment.

**Sale of Legacy Businesses**

In connection with the Company's simplification efforts, during the quarter ended June 30, 2022, the Company completed the disposal of approximately 18,900 acres of primarily conservation and agricultural land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., the operator of hydroelectric power facilities on Kauai, to an unrelated third party. Additionally, during the quarter ended March 31, 2023, the Company completed the sale of its ownership interest in KT&S, a legacy trucking and storage business on Maui.

**ITEM 3. LEGAL PROCEEDINGS**

The information set forth under the "Legal proceedings and other contingencies" section in Note 10 – Commitments and Contingencies of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report, is incorporated herein by reference.

**ITEM 4. MINE SAFETY DISCLOSURES**

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in Exhibit 95 to this Annual Report on Form 10-K.

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

The common stock of Alexander & Baldwin, Inc. ("A&B" or the "Company") is listed on the New York Stock Exchange under the ticker symbol ALEX. As of February 14, 2024, there were approximately 1,771 shareholders of record. In addition, Cede & Co., which appears as a single record holder, represents the holdings of thousands of beneficial owners of the Company's common stock.

**Dividends**

The Company elected to be taxed as a real estate investment trust ("REIT") for US federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 2017. As a REIT, the Company is generally required to distribute at least 90% of its REIT taxable income to its shareholders (determined without regard to the dividends paid deduction and excluding any net capital gains). The Company has distributed and intends to continue to distribute REIT taxable income, including net capital gains, to its shareholders that will enable the Company to meet the distribution requirements applicable to REITs under the Code. The Company's Board of Directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to the Company's shareholders based on a number of factors including, but not limited to, the Company's results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions, that may impose limitations on cash payments and plans for future acquisitions and divestitures.

**Issuer Purchases of Equity Securities**

In October 2021, the Company's Board of Directors reauthorized the Company to repurchase up to $150 million of its common stock beginning on January 1, 2022, and ending on December 31, 2023. During the quarter ended December 31, 2023, the Company repurchased 89,781 shares of our common stock in the open market for an aggregate purchase price, including commissions, of $1.5 million. These shares were retired upon repurchase. On December 31, 2023, $142.4 million expired under the stock repurchase program. In October 2023, the Company's Board of Directors authorized the Company to repurchase up to $100.0 million of its common stock beginning on January 1, 2024, and ending on December 31, 2025.

The following summarizes the Company's purchases of equity securities and use of proceeds for the fourth quarter of fiscal year 2023.

| | | Issuer Purchases of Equity Securities | | |
|---|---|---|---|---|
| **Execution Date** | **Total Number of Shares Purchased** | **Average Price Paid per Share[1]** | **Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs** | **Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]** |
| | | | | (in thousands) |
| October 1-31, 2023 | 89,781 | $ 16.34 | 458,501 | $ 142,400 |
| November 1-30, 2023 | — | $ — | 458,501 | $ 142,400 |
| December 1-31, 2023 | — | $ — | 458,501 | $ — |
| Total | 89,781 | 16.34 | 458,501 | $ — |

[1]The average price paid per share includes $0.02 commission fee per share.
[2]The share repurchase plan beginning on January 1, 2022, expired on December 31, 2023. A new plan authorizing the Company to repurchase up to $100.0 million of its common stock began on January 1, 2024.

There were no unregistered equity securities sold by the Company during 2023 or 2022.

The graph below compares the cumulative total return on the Company's common stock with that of the Standard & Poor's 500 Stock Index ("S&P 500") and two industry peer group indices, FTSE Nareit All Equity REITs and FTSE Nareit Equity Shopping Centers, from December 31, 2018, through December 31, 2023. The stock price performance graph assumes that an investor invested $100 in each of the Company and the indices, and the reinvestment of any dividends. The comparisons in the graph are provided in accordance with the SEC disclosure requirements and are not intended to forecast or be indicative of the future performance of the Company's shares of common stock.



**ITEM 6. RESERVED**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**Forward-Looking Statements**

Statements in this Form 10-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding possible or assumed future results of operations, business strategies, growth opportunities and competitive positions. Such forward-looking statements speak only as of the date the statements were made and are not guarantees of future performance. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. These factors include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors." The information in this Form 10-K should be evaluated in light of these important risk factors. The Company does not undertake any obligation to update any forward-looking statements.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

**Introduction and Objective**

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements and related Notes included in Part II, Item 8. *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K, our Current Reports on Form 8-K and our other filings with the Securities and Exchange Commission. This section generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022; and provides additional material information about the Company's business, recent developments and financial condition; its results of operations at a consolidated and segment level; its liquidity and capital resources including an evaluation of the amounts and certainty of cash flows from operations and from outside sources; and how certain accounting principles, policies, and estimates affect its financial statements. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022. MD&A is organized as follows:

- *Business Overview:* This section provides a general description of the Company's business, as well as recent developments that management believes are important in understanding its results of operations and financial condition or in understanding anticipated future trends.

- *Consolidated Results of Operations:* This section provides an analysis of the Company's consolidated results of operations.

- *Analysis of Operating Revenue and Profit by Segment:* This section provides an analysis of the Company's results of operations by business segment.

- *Liquidity and Capital Resources:* This section provides a discussion of the Company's liquidity, financial condition and an analysis of its cash flows, including a discussion of the Company's ability to fund its future commitments and ongoing operating activities in the short-term (i.e., over the next twelve months from the most recent fiscal period end) and in the long-term (i.e., beyond the next twelve months) through internal and external sources of capital. It includes an evaluation of the amounts and certainty of cash flows from operations and from outside sources.

- *Critical Accounting Estimates:* This section identifies and summarizes the significant judgments or estimates on the part of management in preparing the Company's consolidated financial statements that may materially impact the Company's reported results of operations and financial condition.

Amounts in the MD&A section are rounded to the nearest tenth of a million. Accordingly, a recalculation of totals and percentages, if based on the reported data, may be slightly different.

**Business Overview**

**Reportable segments**

The Company operates two segments: Commercial Real Estate and Land Operations. A description of each of the Company's reportable segments is as follows:

- Commercial Real Estate ("CRE") - This segment functions as a vertically integrated real estate investment company with core competencies in investments and acquisitions (i.e., identifying opportunities and acquiring properties); construction and development (i.e., designing and ground-up development of new properties or repositioning and redevelopment of existing properties); and in-house leasing and property management (i.e., executing new and renegotiating renewal lease arrangements, managing its properties' day-to-day operations and maintaining positive tenant relationships). The Company's preferred asset classes include improved properties in retail and industrial spaces and also urban ground leases. Its focus within improved retail properties, in particular, is on grocery-anchored neighborhood shopping centers that meet the daily needs of Hawai'i communities. Through its core competencies and with its experience and relationships in Hawai'i, the Company seeks to create special places that enhance the lives of Hawai'i residents and to provide venues and opportunities that enable its tenants to thrive. Income from this segment is principally generated by owning, operating, and leasing real estate assets.

- Land Operations - This segment includes the Company's legacy landholdings, assets, and liabilities that are subject to the Company's simplification and monetization effort. Financial results from this segment are principally derived from real estate development and land sales, joint ventures, and other legacy business activities.

**Simplification strategy**

As a REIT focused on Hawaii commercial real estate, the Company has pursued the monetization and disposition of legacy, non-core assets and landholdings in order to simplify its business and allocate its capital resources to commercial real estate.

In November 2023, the Company completed the sale of its interests in Grace Pacific, a materials and construction company, and the Company-owned quarry land on Maui (collectively, the "Grace Disposal Group"), marking the last major step in the Company's simplification efforts that began in 2016. The assets and liabilities associated with the Grace Disposal Group were classified as held for sale in the consolidated balance sheet as of December 31, 2022, and financial results are classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented.

Related to the Land Operations segment, during the year ended December 31, 2023, the Company completed the sale of approximately 460 acres of land holdings on Maui and Kauai for $12.3 million.

During the year ended December 31, 2022, the Company completed the sale of approximately 18,900 acres of primarily conservation and agricultural land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., the operator of hydroelectric power facilities on Kauai, for $76.0 million. In connection with the sale, the Company recognized a net gain on disposition of $54.0 million and received cash proceeds of $73.9 million. Excluding this transaction, the Company completed real estate disposals involving approximately 1,300 acres of land holdings on Maui and Kauai for $19.9 million.

**Termination of certain employee benefit plans**

On February 23, 2021, the Company's Board of Directors approved a plan to effect the termination of the A&B Retirement Plan for Salaried Employees of Alexander & Baldwin, LLC and the Pension Plan for Employees of A&B Agricultural Companies (collectively, the "Defined Benefit Plans"), which became effective on May 31, 2021. In June 2022, the Company completed the termination of the Defined Benefit Plans. During the year ended December 31, 2022, the Company made cash contributions of $28.7 million to employee benefit plans, and in connection with the termination process recorded a pre-tax settlement charge of $76.9 million within *Pension termination* in the consolidated statements of operations, which represents the acceleration of deferred charges previously included within accumulated other comprehensive loss and the impact of remeasuring the plan assets and obligations at termination. In addition, the Company recorded an income tax benefit of $18.3 million during the year ended December 31, 2022, to reclassify the tax effects in accumulated other comprehensive loss upon completion of the termination of the Defined Benefit Plans.

## Consolidated Results of Operations

For an understanding of the significant factors that influenced our performance during fiscal 2023 and 2022, the following analysis of the consolidated financial condition and results of operations of the Company and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and related Notes included in Part II, Item 8. of this Annual Report on Form 10-K.

| (amounts in millions, except percentage data and per share data) | 2023 | 2022 | Favorable (Unfavorable) Change $ | % |
|---|---|---|---|---|
| Operating revenue | $ 208.9 | $ 230.5 | $ (21.6) | (9.4)% |
| Cost of operations | (106.6) | (132.9) | 26.3 | 19.8 % |
| Selling, general and administrative | (34.0) | (35.9) | 1.9 | 5.3 % |
| Impairment of assets | (4.8) | — | (4.8) | — % |
| Gain (loss) on disposal of non-core assets, net | 1.1 | 54.0 | (52.9) | (98.0)% |
| Operating income (loss) | 64.6 | 115.7 | (51.1) | (44.2)% |
| Income (loss) related to joint ventures | 1.9 | 1.6 | 0.3 | 18.8 % |
| Pension termination | — | (76.9) | 76.9 | 100.0 % |
| Interest and other income (expense), net | (2.7) | 0.4 | (3.1) | NM |
| Interest expense | (23.0) | (22.0) | (1.0) | (4.5)% |
| Income tax benefit (expense) | — | 18.3 | (18.3) | (100.0)% |
| Income (loss) from continuing operations | 40.8 | 37.1 | 3.7 | 10.0 % |
| Income (loss) from discontinued operations (net of income taxes) | (7.8) | (86.6) | 78.8 | 91.0 % |
| Net income (loss) | 33.0 | (49.5) | 82.5 | NM |
| (Income) loss attributable to discontinued noncontrolling interest | (3.2) | (1.1) | (2.1) | (190.9)% |
| Net income (loss) attributable to A&B | $ 29.8 | $ (50.6) | $ 80.4 | NM |
| | | | | |
| Earnings per share: | | | | |
| Basic earnings (loss) per share - continuing operations | $ 0.56 | $ 0.51 | $ 0.05 | 9.8 % |
| Basic earnings (loss) per share - discontinued operations | (0.15) | (1.21) | 1.06 | 87.6 % |
| Basic earnings (loss) per share of common stock: | $ 0.41 | $ (0.70) | $ 1.11 | NM |
| | | | | |
| Diluted earnings (loss) per share - continuing operations | $ 0.56 | $ 0.50 | $ 0.06 | 12.0 % |
| Diluted earnings (loss) per share - discontinued operations | (0.15) | (1.20) | 1.05 | 87.5 % |
| Diluted earnings (loss) per share of common stock: | $ 0.41 | $ (0.70) | $ 1.11 | NM |
| | | | | |
| Continuing operations available to A&B common shareholders | $ 40.7 | $ 36.9 | $ 3.8 | 10.3 % |
| Discontinued operations available to A&B common shareholders | (11.0) | (87.7) | 76.7 | 87.5 % |
| Net income (loss) available to A&B common shareholders | $ 29.7 | $ (50.8) | $ 80.5 | NM |
| | | | | |
| Funds From Operations ("FFO")[1] | $ 79.4 | $ 73.4 | $ 6.0 | 8.2 % |
| Core FFO[1] | $ 85.3 | $ 82.2 | $ 3.1 | 3.8 % |
| | | | | |
| FFO per diluted share | $ 1.09 | $ 1.01 | $ 0.08 | 7.9 % |
| Core FFO per diluted share | $ 1.17 | $ 1.13 | $ 0.04 | 3.5 % |
| Weighted average diluted shares outstanding (FFO/Core FFO)[2] | 72.8 | 72.8 | | |

[1] For definitions of capitalized terms and a discussion of management's use of non-GAAP financial measures and the required reconciliations of non-GAAP measures to GAAP measures, refer to page 35.

[2] May differ from figure used in the consolidated statements of operations based on differing dilutive effects for net income (loss) versus FFO/Core FFO.

The causes of material changes in the consolidated statements of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022, are described below or in the Analysis of Operating Revenue and Profit by Segment sections below.

*Operating revenue* for 2023 decreased 9.4%, or $21.6 million, to $208.9 million due primarily to lower revenues from Land Operations segment land sales and legacy business activities sold in the second quarter of 2022 and first quarter of 2023, partially offset by higher rental income and tenant recoveries from the Commercial Real Estate segment.

*Cost of operations* for 2023 decreased 19.8%, or $26.3 million, to $106.6 million due primarily to a decrease in costs incurred by the Land Operations segment from legacy business activities sold in the second quarter of 2022 and first quarter of 2023 and lower development property sales, partially offset by higher property operating costs from the Commercial Real Estate segment.

*Selling, general and administrative* costs for 2023 decreased 5.3%, or $1.9 million, to $34.0 million due primarily due to higher pension service cost and professional services expense in the prior year.

*Impairment of assets* of $4.8 million during 2023 consisted of the abandonment of potential CRE development projects and impairment of a CRE improved property that was triggered by changes in expected holding period assumptions.

*Gain (loss) on disposal of assets, net* of $1.1 million for 2023 was primarily due to the sale of the Company's ownership interest in a legacy trucking and storage business on Maui. Gain (loss) on disposal of assets, net of $54.0 million for 2022 was due to the sale of approximately 18,900 acres of primarily agricultural and conservation land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., the operator of hydroelectric power facilities on Kauai. Both of these legacy activities were part of the Land Operations segment.

*Pension termination* loss of $76.9 million in 2022 resulted from the termination of the Defined Benefit Plans and represents the acceleration of deferred charges previously included within *Accumulated other comprehensive income (loss)* in the Company's consolidated balance sheets and the impact of remeasuring the plan assets and obligations at termination.

*Interest and other income (expense), net* for 2023 decreased $3.1 million to a net expense of $2.7 million due primarily to the de-designation of hedging relationships for two forward interest rate swaps as of December 31, 2023, which resulted in the reclassification of $2.7 million of losses from *Accumulated other comprehensive income (loss)* to *Interest and other income (expense), net*.

*Income tax benefit* of $18.3 million for 2022, was due primarily to the termination of the Company's Defined Benefit Plans and the reclassification of the tax effects in accumulated other comprehensive loss upon completion of the termination of the Defined Benefit Plans.

*Loss from discontinued operations (net of income taxes)* of $7.8 million for the year ended December 31, 2023, consists of the loss on disposal of $13.2 million related to the sale of the Grace Disposal Group in November 2023, partially offset by $5.4 million in income from the Grace Disposal Group operations in 2023 prior to disposal. Loss from discontinued operations (net of income taxes) of $86.6 million for the year ended December 31, 2022, primarily consists of impairment of $89.8 million recorded in 2022, upon the Grace Disposal Group's classification as held for sale and measurement at its fair value less costs to sell.

## Analysis of Operating Revenue and Profit by Segment

The following analysis should be read in conjunction with the consolidated financial statements and related notes thereto.

### *Commercial Real Estate*

**Financial results**

Results of operations for the years ended December 31, 2023 and 2022, were as follows:

| (amounts in millions, except percentage data and acres; unaudited) | 2023 | 2022 | Favorable (Unfavorable) Change $ | Favorable (Unfavorable) Change % |
|---|---|---|---|---|
| Commercial Real Estate operating revenue | $ 194.0 | $ 187.2 | $ 6.8 | 3.6 % |
| Commercial Real Estate operating costs and expenses | (101.0) | (98.7) | (2.3) | (2.3)% |
| Selling, general and administrative | (7.0) | (6.8) | (0.2) | (2.9)% |
| Intersegment operating revenue, net[1] | 0.1 | 0.3 | (0.2) | (66.7)% |
| Impairment of assets | (4.8) | — | (4.8) | — % |
| Pension termination | — | (0.7) | 0.7 | 100.0 % |
| Interest and other income (expense), net | (0.1) | 0.2 | (0.3) | NM |
| Commercial Real Estate operating profit (loss) | $ 81.2 | $ 81.5 | $ (0.3) | (0.4)% |
| | | | | |
| Net Operating Income ("NOI")[2] | $ 123.3 | $ 117.8 | $ 5.5 | 4.7 % |
| | | | | |
| Same-Store Net Operating Income ("Same-Store NOI")[2] | $ 122.4 | $ 117.4 | $ 5.0 | 4.3 % |
| Gross Leasable Area ("GLA") in square feet ("SF") for improved properties at end of period | 3.9 | 3.9 | — | — % |
| Ground leases (acres at end of period) | 142.0 | 140.7 | 1.3 | 0.9 % |

[1] Intersegment operating revenue, net for Commercial Real Estate is primarily from the Land Operations segment and is eliminated in the consolidated results of operations.

[2] For a discussion of management's use of non-GAAP financial measures and the required reconciliations of non-GAAP measures to GAAP measures, refer to page 35.

Commercial Real Estate operating revenue increased 3.6% or $6.8 million, to $194.0 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Operating profit decreased 0.4%, or $0.3 million, to $81.2 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase in segment operating revenue for the year ended December 31, 2023, was primarily driven by higher base rents and recoveries from tenants. Operating costs and expenses increased 2.3% or $2.3 million to $101.0 million for the year ended December 31, 2023, as compared to the prior year due primarily to higher property operating costs and property taxes. Impairment of assets of $4.8 million for the year ended December 31, 2023, related to the abandonment of potential CRE development projects and changes in the expected holding period assumptions for a CRE improved property.

**Commercial Real Estate portfolio acquisitions, transfers, and dispositions**

During the year ended December 31, 2023, the Company's acquisitions and transfers of commercial real estate properties were as follows (dollars in millions):

| Acquisitions | | | | |
|---|---|---|---|---|
| Property | Location | Date (Month/Year) | Purchase Price | GLA (SF) |
| Kaomi Loop Industrial | Oahu, HI | 05/2023 | $9.5 | 33,200 |

| Transfers In | | | | |
|---|---|---|---|---|
| Property | Location | Date (Month/Year) | Purchase Price | GLA (SF) |
| Maui Business Park II - 2.4 acre parcel for build-to-suit development | Kahului, Maui | 12/2023 | N/A[1] | N/A[2] |

[1] Represents an intercompany transaction. Land and land improvements transferred from Land Operations segment.

[2] Transfer of land and land improvements only.

There were no dispositions of CRE improved properties or ground lease interests in land during the year ended December 31, 2023.

**Leasing activity**

During the year ended December 31, 2023, the Company signed 83 new leases and 150 renewal leases for its improved properties across its three asset classes, covering 623,600 square feet of GLA. The 83 new leases consist of 181,300 square feet with an average annual base rent of $30.37 per-square-foot. Of the 83 new leases, 35 leases with a total GLA of 67,400 square feet were considered comparable (i.e., leases executed for units that have been vacated in the previous 12 months for comparable space and comparable lease terms) and, for these 35 leases, resulted in a 8.0% average base rent increase over comparable expiring leases. The 150 renewal leases consist of 442,300 square feet with an average annual base rent of $31.76 per square foot. Of the 150 renewal leases, 113 leases with a total GLA of 254,300 were considered comparable and resulted in a 7.6% average base rent increase over comparable expiring leases. The Company signed six new ground lease renewals during the year ended December 31, 2023, of which two were considered comparable and resulted in a 37.8% base rent increase over the comparable expiring lease.

Leasing activity summarized by asset class for the year ended December 31, 2023, was as follows:

| | Year Ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | **Leases** | **GLA (SF)** | **ABR[2,4]/SF** | **Rent Spread[3]** |
| Retail | 157 | 360,771 | $41.85 | 7.8% |
| Industrial | 65 | 247,591 | $16.13 | 7.5% |
| Office | 11 | 15,241 | $30.54 | 4.4% |
| **Subtotal - Improved** | **233** | **623,603** | **$31.36** | **7.7%** |
| Ground | 6 | N/A[1] | $5.0 | 37.8% |

[1] Not applicable for ground leases as such leases would not be comparable from a GLA (SF) perspective.

[2] Annualized Base Rent ("ABR") is the current month's contractual base rent multiplied by 12. Base rent is presented without consideration of percentage rent that may, in some cases, be significant.

[3] Rent spread is calculated for comparable leases, a subset of the total population of leases for the period presented (described above).

[4] Current ABR, in millions, is presented for ground leases.

**Occupancy**

The Company reports three types of occupancy: "Leased Occupancy," "Physical Occupancy," and "Economic Occupancy."

The Leased Occupancy percentage calculates the square footage leased (i.e., the space has been committed to by a lessee under a signed lease agreement) as a percentage of total available improved property square footage as of the end of the period reported.

The Physical Occupancy percentage calculates the square footage leased and commenced (i.e., measured when the lessee has physical access to the space) as a percentage of total available improved property space at the end of the period reported.

The Economic Occupancy percentage calculates the square footage under leases for which the lessee is contractually obligated to make lease-related payments (i.e., subsequent to the rent commencement date) to total available improved property square footage as of the end of the period reported.

The Company's improved portfolio occupancy metrics as of December 31, 2023 and 2022, were as follows:

| | As of December 31, 2023 | As of December 31, 2022 | Basis Point Change |
| --- | --- | --- | --- |
| Leased Occupancy | 94.7% | 95.0% | (30) |
| Physical Occupancy | 94.1% | 94.2% | (10) |
| Economic Occupancy | 93.0% | 93.6% | (60) |

For further context, the Company's Leased Occupancy and Economic Occupancy metrics for its improved portfolio summarized by asset class – and the corresponding occupancy metrics for a category of properties that were owned and operated for the entirety of the prior calendar year and current period, to date ("Same-Store" as more fully described below) – as of December 31, 2023 and 2022, were as follows:

**Leased Occupancy**

| | As of December 31, 2023 | As of December 31, 2022 | Basis Point Change |
|---|---|---|---|
| Retail | 94.3% | 93.8% | 50 |
| Industrial | 96.8% | 98.4% | (160) |
| Office | 84.2% | 88.2% | (400) |
| Total Leased Occupancy | 94.7% | 95.0% | (30) |

**Economic Occupancy**

| | As of December 31, 2023 | As of December 31, 2022 | Basis Point Change |
|---|---|---|---|
| Retail | 92.1% | 91.7% | 40 |
| Industrial | 96.0% | 98.2% | (220) |
| Office | 82.8% | 87.7% | (490) |
| Total Economic Occupancy | 93.0% | 93.6% | (60) |

**Same-Store Leased Occupancy[1]**

| | As of December 31, 2023 | As of December 31, 2022 | Basis Point Change |
|---|---|---|---|
| Retail | 95.6% | 95.0% | 60 |
| Industrial | 96.7% | 98.4% | (170) |
| Office | 84.2% | 88.2% | (400) |
| Total Same-Store Leased Occupancy | 95.5% | 95.8% | (30) |

**Same-Store Economic Occupancy[1]**

| | As of December 31, 2023 | As of December 31, 2022 | Basis Point Change |
|---|---|---|---|
| Retail | 93.4% | 93.0% | 40 |
| Industrial | 95.9% | 98.2% | (230) |
| Office | 82.8% | 87.7% | (490) |
| Total Same-Store Economic Occupancy | 93.8% | 94.4% | (60) |

[1] For a discussion of management's use of non-GAAP financial measures and the required reconciliations of non-GAAP measures to GAAP measures, refer to page 35.

## *Land Operations*

**Trends, events and uncertainties**

The asset class mix of real estate sales in any given period can be diverse and may include developable subdivision lots, undeveloped land or property sold under threat of condemnation. Further, the timing of property or parcel sales can significantly affect operating results in a given period.

Operating profit reported in each period for the Land Operations segment does not necessarily follow a percentage of sales trend because the cost basis of property sold can differ significantly between transactions. For example, the sale of undeveloped land and vacant parcels in Hawai'i may result in higher margins than the sale of developed property due to the low historical cost basis of the Company's Hawai'i landholdings.

As a result, direct year-over-year comparison of the Land Operations segment results may not provide a consistent, measurable indicator of future performance. Further, Land Operations revenue trends, cash flows from the sales of real estate, and the amount of real estate held for sale on the Company's consolidated balance sheet do not necessarily indicate future profitability trends for this segment.

**Financial results**

Results of operations for the years ended December 31, 2023 and 2022, were as follows:

| (amounts in millions; unaudited) | 2023 | 2022 |
|---|---|---|
| Development sales revenue | $  — | $  8.1 |
| Unimproved/other property sales revenue | 12.3 | 19.9 |
| Other operating revenue | 2.6 | 15.3 |
| Total Land Operations operating revenue | 14.9 | 43.3 |
| Land Operations operating costs and expenses | (5.6) | (34.2) |
| Selling, general and administrative | (1.8) | (3.5) |
| Intersegment operating charges, net[1] | — | (0.3) |
| Gain (loss) on disposal of assets, net | 1.1 | 54.0 |
| Earnings (loss) from joint ventures | 1.9 | 1.6 |
| Pension termination | — | (62.2) |
| Interest and other income (expense), net | 0.3 | (0.1) |
| Total Land Operations operating profit (loss) | $  10.8 | $  (1.4) |

[1] Intersegment operating charges for Land Operations is primarily from the Commercial Real Estate segment and are eliminated in the consolidated results of operations.

**2023:** Land Operations revenue of $14.9 million during the year ended December 31, 2023, was primarily driven by the sale of approximately 460 acres of unimproved and other land holdings on Maui and Kauai for $12.3 million. Revenue also included other operating revenue related to the Company's legacy business activities in the Land Operations segment (primarily trucking services and licensing and leasing of non-core legacy lands).

Operating costs and expenses for this segment decreased primarily due to lower cost of sales associated with unimproved and other landholdings and Maui Business Park II lot sales, the favorable resolution of contingent liabilities related to prior year land sales, and lower costs related to legacy business activities. Selling, general, and administrative expenses declined primarily due to lower payroll and related costs resulting from simplification efforts and a decrease in pension service costs related to the 2022 pension termination. Additionally, the Company completed the sale of its ownership interest in a legacy trucking and storage business on Maui during the year ended December 31, 2023, which resulted in a gain on disposal of $1.1 million.

**2022:** Land Operations revenue of $43.3 million during the year ended December 31, 2022, was primarily driven by sales of six development parcels at Maui Business Park for $8.1 million, as well as unimproved and other land sales on the islands of Maui and Kauai of approximately 1,300 acres for $19.9 million. Revenue also included other operating revenue related to the Company's legacy business activities in the Land Operations segment (primarily trucking service, licensing and leasing of non-core legacy agricultural lands, and renewable energy).

Operating costs and expenses for this segment is composed of costs related to the Company's legacy business activities and legacy land holding costs, including a $5.0 million impairment charge related to conservation and agriculture zoned land on Oahu, as well as costs associated with the sales of Maui Business Park II lots and unimproved and other landholdings.

During the year ended December 31, 2022, the Company completed the sale of approximately 18,900 acres of primarily agricultural and conservation land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., the operator of hydroelectric power facilities on Kauai, which resulted in a gain on disposal of $54.0 million.

Additionally, during the year ended December 31, 2022, the segment incurred a settlement charge of $62.2 million in connection with the termination of the Defined Benefit Plans.

## Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures when evaluating operating performance because management believes that they provide additional insight into the Company's and segments' core operating results, and/or the underlying business trends affecting performance on a consistent and comparable basis from period to period. These measures generally are provided to investors as an additional means of evaluating the performance of ongoing core operations. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP.

FFO is presented by the Company as a widely used non-GAAP measure of operating performance for real estate companies. National Association of Real Estate Investment Trusts ("Nareit") defines FFO as follows: net income (loss) available to A&B common shareholders (calculated in accordance with GAAP), excluding (1) depreciation and amortization related to real estate, (2) gains and losses from the sale of certain real estate assets, (3) gains and losses from change in control, (4) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, and (5) income (loss) from discontinued operations that are incidental to CRE.

The Company believes that, subject to the following limitations, FFO provides a supplemental measure to net income (calculated in accordance with GAAP) for comparing its performance and operations to those of other REITs. FFO does not represent an alternative to net income calculated in accordance with GAAP. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP, as a measure of the Company's liquidity. The Company presents different forms of FFO:

- "Core FFO" represents a non-GAAP measure relevant to the operating performance of the Company's commercial real estate business (i.e., its core business). Core FFO is calculated by adjusting CRE operating profit to exclude items noted above (i.e., depreciation and amortization related to real estate included in CRE operating profit) and to make further adjustments to include expenses not included in CRE operating profit but that are necessary to accurately reflect the operating performance of its core business (i.e., corporate expenses and interest expense attributable to this core business) or to exclude items that are non-recurring, infrequent, unusual and unrelated to the core business operating performance (i.e., not likely to recur within two years or has not occurred within the prior two years). The Company believes such adjustments facilitate the comparable measurement of the Company's core operating performance over time. The Company believes that Core FFO, which is a supplemental non-GAAP financial measure, provides an additional and useful means to assess and compare the operating performance of REITs.

- FFO represents the Nareit-defined non-GAAP measure for the operating performance of the Company as a whole. The Company's calculation refers to net income (loss) available to A&B common shareholders as its starting point in the calculation of FFO.

The Company presents both non-GAAP measures and reconciles each to the most directly-comparable GAAP measure as well as reconciling FFO to Core FFO. The Company's FFO and Core FFO may not be comparable to such metrics reported by other REITs due to possible differences in the interpretation of the current Nareit definition used by such REITs.

NOI is a non-GAAP measure used internally in evaluating the unlevered performance of the Company's Commercial Real Estate portfolio. The Company believes NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only the contract-based income and cash-based expense items that are incurred at the property level. When compared across periods, NOI can be used to determine trends in earnings of the Company's properties as this measure is not affected by non-contract-based revenue (e.g., straight-line lease adjustments required under GAAP); by non-cash expense recognition items (e.g., the impact of depreciation and amortization expense or impairments); or by other expenses or gains or losses that do not directly relate to the Company's ownership and operations of the properties (e.g., indirect selling, general, administrative and other expenses, as well as lease termination income). The Company believes the exclusion of these items from operating profit (loss) is useful because the resulting measure captures the contract-based revenue that is realizable (i.e., assuming collectability is deemed probable) and the direct property-related expenses paid or payable in cash that are incurred in operating the Company's Commercial Real Estate portfolio, as well as trends in occupancy rates, rental rates and operating costs. NOI should not be viewed as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

NOI represents total Commercial Real Estate contract-based operating revenue that is realizable (i.e., assuming collectability is deemed probable) less the direct property-related operating expenses paid or payable in cash. The calculation of NOI excludes the impact of depreciation and amortization (e.g., depreciation related to capitalized costs for improved properties, other capital expenditures for building/area improvements and tenant space improvements, as well as amortization of leasing commissions); straight-line lease adjustments (including amortization of lease incentives); amortization of favorable/unfavorable lease assets/ liabilities; lease termination income; interest and other income (expense), net; selling, general, administrative and other expenses (not directly associated with the property); and impairment of commercial real estate assets.

The Company reports NOI and Occupancy on a Same-Store basis, which includes the results of properties that were owned and operated for the entirety of the prior calendar year and current reporting period, year-to-date. The Same-Store pool excludes properties under development or redevelopment and also excludes properties acquired or sold during either of the comparable reporting periods. New developments and redevelopments are moved into the Same-Store pool after one full calendar year of stabilized operation. Management judgment is involved in the classification of properties for exclusion from the same-store pool when they are no longer considered stabilized due to redevelopment or other factors.

The Company believes that reporting on a Same-Store basis provides investors with additional information regarding the operating performance of comparable assets separate from other factors (such as the effect of developments, redevelopments, acquisitions or dispositions).

To emphasize, the Company's methods of calculating non-GAAP measures may differ from methods employed by other companies and thus may not be comparable to such other companies.

Reconciliations of net income (loss) to FFO and Core FFO for the years ended December 31, 2023 and 2022, are as follows (in millions):

|  | 2023 | 2022 |
|---|---|---|
| **Net income (loss) available to A&B common shareholders** | $ 29.7 | $ (50.8) |
| Depreciation and amortization of commercial real estate properties | 36.5 | 36.5 |
| Impairment losses - CRE properties | 2.2 | — |
| Loss from discontinued operations, net of income taxes | 7.8 | 86.6 |
| Income (loss) attributable to discontinued noncontrolling interest | 3.2 | 1.1 |
| **FFO** | $ 79.4 | $ 73.4 |
| Exclude items not related to core business: | | |
| Land Operations operating (profit) loss | (10.8) | 1.4 |
| Income tax expense (benefit) | — | (18.3) |
| Pension termination - CRE and Corporate | — | 14.7 |
| Impairment losses - abandoned development costs | 2.6 | — |
| Interest rate derivative fair value adjustment | 2.7 | — |
| Non-core business interest expense | 11.4 | 11.0 |
| **Core FFO** | $ 85.3 | $ 82.2 |

Reconciliations of Core FFO starting from CRE operating profit for the years ended December 31, 2023 and 2022, are as follows (in millions):

| | | 2023 | | 2022 |
|---|---|---|---|---|
| **CRE Operating Profit** | $ | 81.2 | $ | 81.5 |
| Depreciation and amortization of commercial real estate properties | | 36.5 | | 36.5 |
| Corporate and other expense | | (28.2) | | (39.3) |
| Core business interest expense | | (11.6) | | (11.0) |
| Impairment losses - CRE properties | | 2.2 | | — |
| Impairment losses - abandoned development costs | | 2.6 | | — |
| Interest rate derivative fair value adjustment | | 2.7 | | — |
| Distributions to participating securities | | (0.1) | | (0.2) |
| Pension termination - CRE and Corporate | | — | | 14.7 |
| **Core FFO** | $ | 85.3 | $ | 82.2 |

Reconciliations of CRE operating profit (loss) to NOI for the years ended December 31, 2023 and 2022, are as follows (in millions):

| | | 2023 | | 2022 |
|---|---|---|---|---|
| **CRE Operating Profit (Loss)** | $ | 81.2 | $ | 81.5 |
| Plus: Depreciation and amortization | | 36.5 | | 36.5 |
| Less: Straight-line lease adjustments | | (5.1) | | (6.3) |
| Less: Favorable/(unfavorable) lease amortization | | (1.1) | | (1.1) |
| Less: Termination income | | (0.1) | | (0.1) |
| Plus: Other (income)/expense, net | | 0.1 | | 0.5 |
| Plus: Impairment of assets | | 4.8 | | — |
| Plus: Selling, general, administrative and other expenses | | 7.0 | | 6.8 |
| **NOI** | | 123.3 | | 117.8 |
| Less: NOI from acquisitions and dispositions | | (0.9) | | (0.4) |
| **Same-Store NOI** | $ | 122.4 | $ | 117.4 |

**Liquidity and Capital Resources**

**Overview**

The Company's principal sources of liquidity to meet its business requirements and plans both in the short-term (i.e., the next twelve months from December 31, 2023) and long-term (i.e., beyond the next twelve months) have generally been cash provided by operating activities; available cash and cash equivalents; and borrowing capacity under its credit facility. The Company's primary liquidity needs for its business requirements and plans have generally been funding shareholder distributions, known contractual obligations, and capital expenditures (including recent commercial real estate acquisitions and real estate developments); and supporting working capital needs.

The Company's ability to retain outstanding borrowings and utilize remaining amounts available under its revolving credit facility will depend on its continued compliance with the applicable financial covenants and other terms of the Company's notes payable and other debt arrangements. The Company was in compliance with its financial covenants for all outstanding balances as of December 31, 2023, and intends to operate in compliance with these covenants or seek to obtain waivers or modifications to these financial covenants to enable the Company to maintain compliance in the future. However, due to various uncertainties and factors outside of Management's control, the Company may be unable to continue to maintain compliance with certain of its financial covenants. Failure to maintain compliance with its financial covenants or obtain waivers or agree to modifications with its lenders would have a material adverse impact on the Company's financial condition.

Based on its current outlook, the Company believes that funds generated from cash provided by operating activities; available cash and cash equivalent balances; and borrowing capacity under its credit facility will be sufficient to meet the needs of the Company's business requirements and plans both in the short-term (i.e., the next twelve months from December 31, 2023) and long-term (i.e., beyond the next twelve months). There can be no assurance, however, that the Company will continue to generate cash flows at or above current levels or that it will be able to maintain its ability to borrow under its available credit facilities. As the circumstances underlying its current outlook may change, the Company will continue to actively monitor the situation and may take further actions that it determines is in the best interest of its business, financial condition and liquidity and capital resources.

**Known contractual obligations**

A description of material contractual commitments as of December 31, 2023, is included in Note 8 – Notes Payable and Other Debt, Note 13 – Leases - The Company as a Lessee, and Note 15 – Employee Benefit Plans of the Notes to Consolidated Financial Statements and Part II, Item 8 of this report, and is herein incorporated by reference.

In addition, contractual interest payments for Notes payable and other debt in the short term (i.e., over the next twelve months from December 31, 2023) and long-term (i.e., beyond the next twelve months) is estimated to be $19.0 million and $32.9 million, respectively (includes amounts based on contractual/fixed swap interest rates applied to future principal balances based on repayment schedules for secured and unsecured debt and also estimated interest on the revolving credit facility based on the outstanding balance and the rate in effect as of December 31, 2023).

Total amounts to be spent on contractual non-cancellable purchase obligations (that specifies all significant terms, including fixed or minimum quantities to be purchased, pricing structure and approximate timing of the transaction that are not recorded as liabilities in the consolidated balance sheet) over the next twelve months from December 31, 2023, is $28.8 million; such amounts beyond the next twelve months are not material. The largest of such amounts pertain to one tenant improvement project totaling $19.7 million to be spent over the next twelve months.

A description of other commitments, contingencies and off-balance sheet arrangements as of December 31, 2023, is included in Note 10 – Commitments and Contingencies of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report, and is herein incorporated by reference.

**Sources of liquidity**

As noted above, one of the Company's principal sources of liquidity has been operating cash flows from continuing operations, which were $75.5 million for the year ended December 31, 2023, primarily driven by cash generated from the CRE operations (the Company's core business) and monetization of assets within the Land Operations segment. The Company's cash flows from continuing operations provided by operating activities for the year ended December 31, 2023, reflects an increase of $8.3 million from the prior year amount of $67.2 million, due primarily to the cash contributions made to and in conjunction with the termination of the Company's Defined Benefit Plans in 2022 that did not recur in 2023, partially offset by lower cash proceeds from unimproved and development land sales in 2023 as compared to 2022. Cash proceeds from unimproved and development land sales decreased by $18.1 million from $26.0 million for the year ended December 31, 2022, to $7.9 million for the year ended December 31, 2023. Total cash flows in future periods may be subject to variation from the Land Operations segment due to the varying activity in completing sales on remaining non-core assets as part of the Company's continued execution on its simplification strategy and development property sales.

The Company's operating income (loss) and cash flows provided by operating activities is generated by its subsidiaries. There are no material restrictions on the ability of the Company's wholly owned subsidiaries to pay dividends or make other distributions to the Company.

The Company's other primary sources of liquidity include its cash and cash equivalents of $13.5 million as of December 31, 2023, and the Company's revolving credit and term facilities, which provide liquidity and flexibility on a short-term (i.e., the next twelve months from December 31, 2023), as well as long-term basis. With respect to the revolving credit facility, as of December 31, 2023, the Company had $37.0 million of borrowings outstanding, no letters of credit issued against, and $463.0 million of available capacity (with a term through August 29, 2025, with two six-month extension options).

On August 13, 2021, the Company entered into an at-the-market equity distribution agreement, or ATM Agreement, pursuant to which it may sell common stock up to an aggregate sales price of $150.0 million. Sales of common stock, if any, made pursuant to the ATM Agreement may be sold in negotiated transactions or transactions that are deemed to be "at the market" offerings, as defined in Rule 415 of the Securities Act of 1933, as amended. Actual sales will depend on a variety of factors including market conditions, the trading price of the Company's common stock, capital needs, and the Company's determination of the appropriate sources of funding to meet such needs. As of December 31, 2023, the Company has not sold any shares under the at-the-market offering program, nor has any obligation to sell the shares under the at-the-market offering program.

**Other uses (or sources) of liquidity**

The Company may use (or, in some periods, generate) cash through various investing activities or financing activities. Cash used in investing activities from continuing operations was $27.6 million for the year ended December 31, 2023, as compared to cash provided by investing activities from continuing operations of $51.0 million for the year ended December 31, 2022. The year ended December 31, 2023, included capital expenditures for continuing operations of $31.2 million, partially offset by $3.4 million in cash proceeds from the disposal of assets. The year ended December 31, 2022, included cash proceeds of $73.9 million from the sale of approximately 18,900 acres of agricultural and conservation land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., partially offset by capital expenditures of $21.7 million.

The Company primarily uses cash in investing activities for capital expenditures related to its CRE segment. For the year ended December 31, 2023, all of the Company's capital expenditures for property, plant and equipment of $31.2 million related to the CRE segment. The Company further differentiates capital expenditures as follows (based on management's perspective on discretionary versus non-discretionary areas of spending for its CRE business):

- *Growth Capital Expenditures:* Property acquisition, development and redevelopment activity to generate income and cash flow growth.

- *Maintenance Capital Expenditures:* Activity necessary to maintain building value, the current income stream and position in the market.

Capital expenditures for continuing operations are summarized as follows for the years ended:

| (in millions, unaudited) | 2023 | | 2022 | |
|---|---|---|---|---|
| CRE property acquisitions, development and redevelopment | $ | 16.4 | $ | 6.8 |
| Building/area improvements (Maintenance Capital Expenditures) | | 11.4 | | 10.7 |
| Tenant space improvements (Maintenance Capital Expenditures) | | 3.3 | | 3.9 |
| Tenant space improvements - nonrecurring (Maintenance Capital Expenditures) | | 0.1 | | — |
| Land Operations and Corporate | | — | | 0.3 |
| Total capital expenditures for continuing operations[1] | $ | 31.2 | $ | 21.7 |

[1] Excludes capital expenditures for real estate developments to be held and sold as real estate development inventory, which are classified in the consolidated statement of cash flows as operating activities and are excluded from the tables above.

The year ended December 31, 2023, included cash outlays of $21.7 million related to capital expenditures for property, plant and equipment, and $9.5 million related to the Company's acquisition of a commercial real estate asset. The acquisition was structured partially with funds acquired from voluntary and involuntary conversions in accordance with Code §1031 and §1033 from the sale of land on Maui in 2021 and 2022. The year ended December 31, 2022, included cash outlays of $21.7 million, of which $21.4 million related to capital expenditures for property, plant and equipment for our CRE segment. The Company made no acquisitions during the year ended December 31, 2022.

The Company regularly evaluates investment opportunities, including development-for-hold projects, commercial real estate acquisitions, joint venture investments, share repurchases, business acquisitions, and other strategic transactions to increase shareholder value. In 2024, the Company expects that its capital expenditures, not including potential commercial real estate acquisitions, will be approximately $49.0 million - $58.0 million. Of this amount, the Company expects to spend approximately $48.0 million - $56.0 million for growth and maintenance capital for the Commercial Real Estate segment and the remaining $1.0 million - $2.0 million for Land Operations and general Corporate purposes. Should investment opportunities in excess of the amounts budgeted arise, the Company believes it has adequate sources of liquidity to fund these investments.

Cash used in financing activities for continuing operations was $79.8 million for the year ended December 31, 2023, a decrease from cash used in financing activities for continuing operations of $126.2 million for the year ended December 31, 2022. Cash used in financing activities is primarily composed of dividend payments and payments of notes payable and other debt, which totaled $64.3 million and $35.1 million during the year ended December 31, 2023, respectively. Partially offsetting these cash outflows were net borrowings on the Company line-of-credit agreement of $25.0 million during the year ended December 31, 2023.

As a result of the disposition of the Grace Disposal Group, cash flows related to discontinued operations will not recur. Prior to the disposition in the year ended December 31, 2023, cash used in operating, investing, and financing activities for discontinued operations, excluding sales proceeds, was $8.4 million, $1.5 million, and $15.1 million, respectively. For the year ended December 31, 2022, cash used in operating and investing activities for discontinued operations was $33.2 million and $6.4 million, respectively, while cash provided by financing activities was $11.0 million. Cash flows from discontinued operations was primarily related to funding working capital needs, acquisition of machinery and equipment, and borrowings and payments on line-of credit-agreements.

**Other capital resource matters**

The Company utilizes §1031 or §1033 of the Code, to obtain tax-deferral treatment when qualifying real estate assets are sold or become subject to involuntary conversion and the resulting proceeds are reinvested in replacement properties within the required time period. Proceeds from potential tax-deferred sales under §1031 of the Code are held in escrow (and presented as part of Restricted cash on the consolidated balance sheets) pending future reinvestment or are returned to the Company for general use if eligibility for tax-deferral treatment based on the required time period lapses. The proceeds from involuntary conversions under §1033 of the Code are held by the Company until the funds are redeployed.

During the year ended December 31, 2023, the Company completed no transactions that gave rise to cash proceeds from sales or involuntary conversion activity that qualified under §1031 or §1033 of the Code and, over the same period, completed one acquisition utilizing eligible/available proceeds from tax-deferred sales or involuntary conversions. In November 2023, the Company entered into a disposition agreement for the sale of one of its retail properties. The transaction is structured to qualify under section §1031 of the Code. In order to find suitable replacement property, the Company has up to one year to close the transaction.

As of December 31, 2023, the Company has no funds from tax-deferred sales that are available for use and have not been reinvested under §1031 of the Code. In addition, the Company held no funds from tax-deferred involuntary conversions that had not yet been reinvested under §1033 of the Code as of December 31, 2023.

**Trends, events and uncertainties**

*Inflationary Trends*

In recent years, the U.S. economy experienced the highest rate of inflation in nearly 40 years, which impacted a wide variety of industries and sectors. Inflation increased construction costs, including tenant improvements and capital projects, and operating costs. Many of the Company's leases require tenants to pay an allocable portion of operating expenses, including common area maintenance, real estate taxes and insurance, resulting in a mitigating impact on increased costs and operating expenses due to inflation.

In response to persistent concerns over inflation, the Federal Reserve increased the federal funds rate to 5.25% as of December 31, 2023, up from 0.25% on January 1, 2022. The rapid increase in the federal funds rate resulted in a tightening of credit and contributed to volatility in the banking, technology, and real estate industries. The ultimate extent of the impact that inflation will have on the Company's business, financial condition, results of operations and liquidity and capital resources will largely depend on future developments, including the resulting impact on economic growth/recession, the impact on travel and tourism behavior and the impact on consumer confidence and discretionary and non-discretionary spending, all of which are highly uncertain and cannot be reasonably predicted.

Should inflation remain elevated, the Federal Reserve may hold the federal funds rate higher for a longer duration or continue to increase it, which may lead to further increased costs of debt and equity financing. This could prevent prospective buyers of real estate assets from obtaining required financing on favorable terms, potentially eliminating their participation in the market or forcing them to seek more expensive alternative funding options. Such challenges for buyers could exert downward pressure on property valuations and elevate capitalization rates, potentially adversely impacting the sales proceeds we expect from our Land Operations real estate development and other land sales, and our ability to complete accretive acquisitions in our preferred asset classes within our Commercial Real Estate segment. Conversely, downward pressure on property valuations could prevent potential sellers of commercial real estate assets from entering the market, and thus limiting supply of acquisition opportunities for the Company.

## Critical Accounting Estimates

The Company's significant accounting policies are described in Note 2 – Significant Accounting Policies of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report. The preparation of financial statements in conformity with accounting principles generally accepted in the United States, upon which the MD&A is based, requires that management exercise judgment when making estimates and assumptions about future events that may affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with certainty and actual results may differ from those critical accounting estimates. These differences could be material.

Management considers an accounting estimate to be critical if: (i) it requires assumptions to be made that were uncertain at the time the estimate was made; and (ii) changes in the estimate, or the use of different estimating methods that could have been selected and could have a material impact on the Company's consolidated results of operations or financial condition. The critical accounting estimates inherent in the preparation of the Company's financial statements are described below.

### Assets and Liabilities Held for Sale

The Company presents the assets and liabilities of a disposal group as held for sale upon meeting all of the following criteria:

- Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
- The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
- An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
- The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.
- The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
- Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The determination as to whether the sale of the disposal group is probable may include significant judgments from management related to the estimated timing of the closing of a future sales transaction. For information regarding significant judgments related to fair value estimates of the disposal group held for sale, refer to the *Impairment* subheading within the *Critical Accounting Estimates*.

As of December 31, 2023, the Company concluded that a CRE improved property met all of the criteria listed above for classification as held for sale. As of December 31, 2022, the Company concluded that the Grace Disposal Group met all of the criteria listed above for classification as held for sale. In November 2023, the Company completed the sale of the Grace Disposal Group.

## Discontinued Operations

Discontinued operations comprise activities that were disposed of, discontinued, or held for sale at the end of the period; represent a component of an entity or a group of components that can be clearly distinguished for operational and financial reporting purposes; and represent a strategic business shift that has (or will have) a major effect on the Company's operations and financial results.

Based on the significance of the Grace Disposal Group's historical revenue and net income (loss) to the Company and because the Grace Disposal Group comprises primarily all of the Company's previously reported Materials & Construction reportable segment, the Company determined that the planned sale represents a strategic shift that will have a material effect on the Company's operations and financial results. The planned sale of the CRE improved property is not discontinued operations as it does not represent a strategic shift nor will it have a material impact on the Company's operations and financial results.

## Impairment

Long-lived assets held and used, including finite-lived intangible assets, are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, the cash flow projection period, uncertainty about future events, including changes in economic conditions, changes in operating performance, discount rates, changes in the use of the assets and ongoing costs of maintenance and improvements of the assets, and thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, the Company's financial condition or its future financial results could be materially impacted.

Assets held for sale are carried at the lower of their carrying values or estimated fair values less costs to sell. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value. The estimates of fair value consider matters such as contracts, the results of negotiations with prospective purchasers, broker quotes, or recent comparable sales. These estimates are subject to revision as market conditions, and our assessment of such conditions, change.

During the year ended December 31, 2023, one CRE improved property met the criteria for classification as held for sale. As a result, the Company measured the property held for sale at its fair value less costs to sell and accordingly recorded impairment of $2.2 million in 2023. Also during the year ended December 31, 2023, the Company recorded an impairment charge of $2.6 million related to the abandonment of potential CRE development projects.

During the year ended December 31, 2022, as a result of its classification as held for sale as of December 31, 2022, the Company measured the Grace Disposal Group at its fair value less costs to sell and accordingly recorded impairment of $89.8 million, which is included in discontinued operations. Also during year ended December 31, 2022, the Company recorded aggregate long-lived asset and finite-lived intangible asset impairment charges of $5.0 million related to its Land Operations segment, which is included in continuing operations. During year ended December 31, 2021, the Company recorded impairment charges of $26.1 million related to Grace Pacific's paving and roadway solutions operations, which is included in discontinued operations.

## New Accounting Pronouncements

See Note 2 – Significant Accounting Policies of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report, for a full description of the impact of recently issued accounting standards, which is incorporated herein by reference, including the expected dates of adoption and estimated effects on the Company's results of operations and financial condition.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

The Company is exposed to changes in interest rates, primarily as a result of its borrowing activities used to maintain liquidity and to fund business operations. In order to manage its exposure to changes in interest rates, the Company utilizes a balanced mix of debt maturities, along with both fixed-rate and variable-rate debt. The Company further manages its exposure to interest rate risk through interest rate swaps on its variable-rate debt. The nature and amount of the Company's fixed-rate and variable-rate debt can be expected to fluctuate as a result of future business requirements, market conditions and other factors.

As of December 31, 2023, the Company's fixed-rate debt (after the effects of interest rate swaps), excluding debt premium or discount and debt issuance costs, consisted of $427.1 million in principal term notes and other instruments. As of December 31, 2023, the Company's variable-rate debt under its revolving credit facilities was $37.0 million. Other than in default, the Company does not have an obligation, nor the option in some cases, to prepay its fixed-rate debt prior to maturity and, as a result, interest rate fluctuations and the resulting changes in fair value would not have an impact on the Company's financial condition or results of operations unless the Company was required to refinance such debt.

The table below summarizes the Company's estimated exposure to interest rate risk over each of the next five years and thereafter based on the expected remaining principal obligation as of the beginning of each period and the related interest rates based on the Company's debt obligations as of December 31, 2023 (dollars in millions). The table has limited predictive value as average interest rates for variable-rate debt included in the table represent rates that existed as of December 31, 2023, and are subject to change. Furthermore, the table below incorporates only those exposures that existed as of December 31, 2023, and does not consider exposures or positions that may arise of expire after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during future periods, our hedging strategies at that time, and actual interest rates.

| | Expected Remaining Obligation as of Beginning of Year | | | | | | Fair Value at December 31, 2023 |
| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | |
|---|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | | |
| Fixed-rate debt | $ 427.1 | $ 265.1 | $ 224.6 | $ 155.4 | $ 114.3 | $ 68.0 | $ 414.9 |
| Weighted average interest rate on remaining fixed-rate principal | 4.23 % | 4.24 % | 4.12 % | 4.11 % | 3.91 % | 3.57 % | |
| Variable-rate debt[1] | $ 37.0 | $ 37.0 | $ — | $ — | $ — | $ — | $ 37.6 |
| Weighted average interest rate on remaining variable principal[2] | 6.50 % | 6.50 % | — % | — % | — % | — % | |

| | Expected Remaining Notional as of Beginning of Year | | | | | | Fair Value at December 31, 2023 |
| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | |
|---|---|---|---|---|---|---|---|
| **Interest rate swap agreements[3]** | | | | | | | |
| Variable to fixed remaining notional and fair value of swap asset (liability) | $ 52.7 | $ 50.9 | $ 49.0 | $ 47.1 | $ 45.1 | $ 43.0 | $ 4.1 |
| Average pay fixed rate | 3.14 % | 3.14 % | 3.14 % | 3.14 % | 3.14 % | 3.14 % | |
| Average receive rate[2] | 6.70 % | 6.70 % | 6.70 % | 6.70 % | 6.70 % | 6.70 % | |

| | Expected Remaining Notional as of Beginning of Year | | | | | | Fair Value at December 31, 2023 |
| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | |
|---|---|---|---|---|---|---|---|
| **Forward interest rate swap agreements** | | | | | | | |
| Variable to fixed remaining notional and fair value of swap asset (liability) | $ 130.0 | $ 130.0 | $ 130.0 | $ 130.0 | $ 130.0 | $ 130.0 | $ (2.7) |
| Weighted average pay fixed rate | — % | 4.85 % | 4.85 % | 4.85 % | 4.85 % | 4.85 % | |
| Weighted average receive rate[2] | — % | 6.60 % | 6.60 % | 6.60 % | 6.60 % | 6.60 % | |

[1] Estimated variable-rate principal is based on the amounts outstanding and the contractual maturity date of the revolving credit facility as of December 31, 2023. Actual principal outstanding may be greater or less than the amounts indicated.

[2] Estimated interest rates on variable-rate debt are determined based on the rate in effect on December 31, 2023. Actual interest rates may be greater or less than the amounts indicated.

[3] Certain of the Company's interest rate derivatives are designated as cash flow hedges with changes in the fair value of the asset or liability recorded to accumulated other comprehensive income. Refer to Notes to Consolidated Financial Statements, included in Part II, Item 8 of this report, for further discussion.

As of December 31, 2022, the Company had $460.4 million of fixed-rate debt outstanding and $12.0 million of variable-rate debt outstanding with weighted average interest rates of 4.3% and 5.4%, respectively, and the aggregate fair value of its interest rate derivatives for variable to fixed interest rate swaps, including two forward interest rate swaps, was an asset of $2.7 million.

Also, from time to time, the Company may invest its excess cash in Federal Deposit Insurance Corporation ("FDIC") insured higher yield accounts and short-term money market funds that purchase government securities or corporate debt securities. As of December 31, 2023 and 2022, the amount invested in such financial instruments was immaterial.

With respect to exposure to changes in interest rates, the Company will continue to actively monitor the economic situation and its impact on interest rates and may take further actions that it determines is in the best interest of its business, financial condition and liquidity and capital resources.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

|  |  | **Page** |
|---|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34) | | 46 |
| Consolidated Balance Sheets | | 48 |
| Consolidated Statements of Operations | | 49 |
| Consolidated Statements of Comprehensive Income (Loss) | | 50 |
| Consolidated Statements of Cash Flows | | 51 |
| Consolidated Statements of Equity and Redeemable Noncontrolling Interest | | 53 |
| Notes to Consolidated Financial Statements | | 54 |
| 1. | Background and Basis of Presentation | 54 |
| 2. | Significant Accounting Policies | 55 |
| 3. | Real Estate Property, Net | 62 |
| 4. | Real Estate Acquisitions and Intangible Assets, Net | 63 |
| 5. | Investments in Affiliates | 64 |
| 6. | Allowances and Other Reserves | 64 |
| 7. | Fair Value Measurements | 66 |
| 8. | Notes Payable and Other Debt | 68 |
| 9. | Derivative Instruments | 70 |
| 10. | Commitments and Contingencies | 72 |
| 11. | Revenue and Contract Balances | 74 |
| 12. | Leases - The Company as a Lessor | 75 |
| 13. | Leases - The Company as a Lessee | 76 |
| 14. | Share-based Payment Awards | 77 |
| 15. | Employee Benefit Plans | 79 |
| 16. | Income Taxes | 82 |
| 17. | Earnings Per Share ("EPS") | 85 |
| 18. | Accumulated Other Comprehensive Income (Loss) | 85 |
| 19. | Segment Results | 86 |
| 20. | Sale of Business | 88 |
| 21. | Held for Sale and Discontinued Operations | 90 |
| 22. | Subsequent Events | 91 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Alexander & Baldwin, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alexander & Baldwin, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and redeemable noncontrolling interest, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Income (Loss) from Discontinued Operations, Net of Income Taxes – Grace Disposal Group – Refer to Notes 1, 2, and 21 to the financial statements*

*Critical Audit Matter Description*

Discontinued operations comprise of activities that were disposed of, discontinued, or held for sale, that represent a component of an entity or a group of components that can be clearly distinguished for operational and financial reporting purposes, and represent a strategic business shift that has (or will have) a major effect on the Company's operations and financial results. In determining whether assets held for sale are discontinued operations, management makes significant and complex judgments. The Company determined Grace Pacific LLC ("Grace Pacific"), a materials and construction company, and the Company-owned quarry land on Maui (collectively, the "Grace Disposal Group") meet the criteria to be presented as discontinued operations, in that the sale of these businesses represent a strategic shift that has a major effect on the Company's operations and financial results.

We identified the Company's determination of discontinued operations for the Grace Disposal Group as a critical audit matter because of the significant and complex judgments made. This required a high degree of auditor effort and judgment to perform audit procedures on management's determination that the Grace Disposal Group are discontinued operations.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the Company's determination of discontinued operations for the Grace Disposal Group included the following, among others:

- We tested the design and operating effectiveness of the controls related to the application of the discontinued operations criteria.

- We evaluated management's determination of discontinued operations for the Grace Disposal Group by:

    - Evaluating management's judgments in determining whether the Grace Disposal Group met the discontinued operations criteria through procedures performed, including, but not limited to, inquires of management, reading minutes from meetings of the Board of Directors and related committees, and disclosures in public filings regarding a strategic shift that will have a major effect on the Company's future operations and financial results.

    - Evaluating management's application of the Company's accounting policies and testing the completeness and accuracy of information used, as applicable.

    - Evaluating the accuracy and completeness of the Company's disclosures.

/s/ Deloitte & Touche LLP


Honolulu, Hawai'i
February 29, 2024


We have served as the Company's auditor since 1950.

## ALEXANDER & BALDWIN, INC.
## CONSOLIDATED BALANCE SHEETS
(amounts in millions)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| **ASSETS** | | | | |
| Real estate investments | | | | |
| Real estate property | $ | 1,609.0 | $ | 1,598.9 |
| Accumulated depreciation | | (227.3) | | (202.3) |
| Real estate property, net | | 1,381.7 | | 1,396.6 |
| Real estate developments | | 58.1 | | 59.9 |
| Investments in real estate joint ventures and partnerships | | 6.9 | | 7.5 |
| Real estate intangible assets, net | | 36.3 | | 43.6 |
| Real estate investments, net | | 1,483.0 | | 1,507.6 |
| Cash and cash equivalents | | 13.5 | | 33.3 |
| Restricted cash | | 0.2 | | 1.0 |
| Accounts receivable, net of allowances (credit losses and doubtful accounts) of $2.9 million and $2.5 million as of December 31, 2023 and 2022, respectively | | 4.5 | | 6.1 |
| Operating lease right-of-use assets | | 1.7 | | 5.4 |
| Goodwill | | 8.7 | | 8.7 |
| Other receivables, net of allowances of $3.5 million and $2.7 million as of December 31, 2023 and 2022, respectively | | 23.6 | | 6.9 |
| Prepaid expenses and other assets | | 97.0 | | 91.5 |
| Assets held for sale | | 14.0 | | 126.8 |
| Total assets | $ | 1,646.2 | $ | 1,787.3 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities:** | | | | |
| Notes payable and other debt | $ | 464.0 | $ | 472.2 |
| Accounts payable | | 5.8 | | 4.5 |
| Operating lease liabilities | | 1.1 | | 4.9 |
| Accrued pension and post-retirement benefits | | 10.0 | | 10.1 |
| Deferred revenue | | 70.4 | | 68.8 |
| Accrued and other liabilities | | 91.8 | | 102.1 |
| Liabilities associated with assets held for sale | | 0.1 | | 81.0 |
| Total liabilities | | 643.2 | | 743.6 |
| **Commitments and Contingencies (Note 10)** | | | | |
| **Redeemable Noncontrolling Interest (Note 2)** | | — | | 8.0 |
| **Equity:** | | | | |
| Common stock - no par value; authorized, 225.0 million shares; outstanding 72.4 million and 72.5 million shares as of December 31, 2023 and 2022, respectively | | 1,809.1 | | 1,808.4 |
| Accumulated other comprehensive income (loss) | | 3.2 | | 1.8 |
| Distributions in excess of accumulated earnings | | (809.3) | | (774.5) |
| Total A&B shareholders' equity | | 1,003.0 | | 1,035.7 |
| Total liabilities and equity | $ | 1,646.2 | $ | 1,787.3 |

See Notes to Consolidated Financial Statements.

# ALEXANDER & BALDWIN, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in millions, except per share data)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| **Operating Revenue:** | | | | | | |
| Commercial Real Estate | $ | 194.0 | $ | 187.2 | $ | 174.1 |
| Land Operations | | 14.9 | | 43.3 | | 79.9 |
| Total operating revenue | | 208.9 | | 230.5 | | 254.0 |
| **Operating Costs and Expenses:** | | | | | | |
| Cost of Commercial Real Estate | | 101.0 | | 98.7 | | 96.0 |
| Cost of Land Operations | | 5.6 | | 34.2 | | 38.9 |
| Selling, general and administrative | | 34.0 | | 35.9 | | 36.6 |
| Impairment of assets | | 4.8 | | — | | — |
| Total operating costs and expenses | | 145.4 | | 168.8 | | 171.5 |
| Gain (loss) on disposal of commercial real estate properties, net | | — | | — | | 2.8 |
| Gain (loss) on disposal of non-core assets, net | | 1.1 | | 54.0 | | 0.1 |
| Total gain (loss) on disposal of assets, net | | 1.1 | | 54.0 | | 2.9 |
| **Operating Income (Loss)** | | 64.6 | | 115.7 | | 85.4 |
| **Other Income and (Expenses):** | | | | | | |
| Income (loss) related to joint ventures | | 1.9 | | 1.6 | | 17.9 |
| Pension termination | | — | | (76.9) | | — |
| Interest and other income (expense), net (Note 2) | | (2.7) | | 0.4 | | (1.7) |
| Interest expense | | (23.0) | | (22.0) | | (26.2) |
| **Income (Loss) from Continuing Operations Before Income Taxes** | | 40.8 | | 18.8 | | 75.4 |
| Income tax benefit (expense) | | — | | 18.3 | | — |
| **Income (Loss) from Continuing Operations** | | 40.8 | | 37.1 | | 75.4 |
| Income (loss) from discontinued operations, net of income taxes | | (7.8) | | (86.6) | | (39.6) |
| **Net Income (Loss)** | | 33.0 | | (49.5) | | 35.8 |
| Loss (income) attributable to discontinued noncontrolling interest | | (3.2) | | (1.1) | | (0.4) |
| **Net Income (Loss) Attributable to A&B Shareholders** | $ | 29.8 | $ | (50.6) | $ | 35.4 |
| | | | | | | |
| **Earnings (Loss) Per Share Available to A&B Shareholders:** | | | | | | |
| Basic Earnings (Loss) Per Share of Common Stock: | | | | | | |
| Continuing operations available to A&B shareholders | $ | 0.56 | $ | 0.51 | $ | 1.03 |
| Discontinued operations available to A&B shareholders | | (0.15) | | (1.21) | | (0.55) |
| Net income (loss) available to A&B shareholders | $ | 0.41 | $ | (0.70) | $ | 0.48 |
| | | | | | | |
| Diluted Earnings (Loss) Per Share of Common Stock: | | | | | | |
| Continuing operations available to A&B shareholders | $ | 0.56 | $ | 0.50 | $ | 1.03 |
| Discontinued operations available to A&B shareholders | | (0.15) | | (1.20) | | (0.55) |
| Net income (loss) available to A&B shareholders | $ | 0.41 | $ | (0.70) | $ | 0.48 |
| | | | | | | |
| **Weighted-Average Number of Shares Outstanding:** | | | | | | |
| Basic | | 72.6 | | 72.6 | | 72.5 |
| Diluted | | 72.8 | | 72.8 | | 72.6 |
| | | | | | | |
| **Amounts Available to A&B Common Shareholders (Note 17):** | | | | | | |
| Continuing operations available to A&B common shareholders | $ | 40.7 | $ | 36.9 | $ | 75.1 |
| Discontinued operations available to A&B common shareholders | | (11.0) | | (87.7) | | (40.0) |
| Net income (loss) available to A&B common shareholders | $ | 29.7 | $ | (50.8) | $ | 35.1 |

See Notes to Consolidated Financial Statements.

# ALEXANDER & BALDWIN, INC.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in millions)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Net Income (Loss)** | $ 33.0 | $ (49.5) | $ 35.8 |
| **Other Comprehensive Income (Loss), net of tax:** | | | |
| Cash flow hedges: | | | |
| Unrealized interest rate derivative gain (loss) | 0.3 | 4.9 | 2.3 |
| Reclassification of interest rate derivative loss (gain) to interest and other income (expense), net included in Net Income (Loss) | 2.7 | (0.5) | — |
| Reclassification adjustment to interest expense included in Net Income (Loss) | (1.7) | 0.5 | 1.6 |
| Employee benefit plans: | | | |
| Actuarial gain (loss) | 0.1 | 17.0 | (27.4) |
| Amortization of net loss included in net periodic benefit cost | — | 1.9 | 2.8 |
| Amortization of prior service credit included in net periodic benefit cost | — | 0.1 | — |
| Pension termination | — | 76.9 | — |
| Income taxes related to other comprehensive income (loss) | — | (18.3) | — |
| Other comprehensive income (loss), net of tax | 1.4 | 82.5 | (20.7) |
| **Comprehensive Income (Loss)** | 34.4 | 33.0 | 15.1 |
| Comprehensive (income) loss attributable to discontinued noncontrolling interest | (3.2) | (1.1) | (0.4) |
| **Comprehensive Income (Loss) Attributable to A&B Shareholders** | $ 31.2 | $ 31.9 | $ 14.7 |

See Notes to Consolidated Financial Statements.

# ALEXANDER & BALDWIN, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in millions)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 33.0 | $ (49.5) | $ 35.8 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operations: | | | |
| Loss (income) from discontinued operations | 7.8 | 86.6 | 39.6 |
| Depreciation and amortization | 36.8 | 38.0 | 39.6 |
| Income tax expense (benefit) | — | (18.1) | — |
| Loss (gain) from disposals and asset transactions, net | (1.1) | (54.0) | (2.9) |
| Impairment of assets | 4.8 | 5.0 | — |
| Loss (gain) from de-designation of interest rate swaps | 2.7 | — | — |
| Share-based compensation expense | 6.1 | 4.9 | 5.9 |
| Loss (income) related to joint ventures, net of operating cash distributions | (1.8) | (0.9) | (9.0) |
| Pension termination | — | 76.9 | — |
| Changes in operating assets and liabilities: | | | |
| Trade and other receivables | 0.1 | (3.9) | 3.9 |
| Prepaid expenses, income tax receivable and other assets | (0.9) | (1.7) | (4.9) |
| Development/other property inventory | (3.5) | 10.5 | 8.7 |
| Accrued pension and post-retirement benefits | — | (27.1) | (3.0) |
| Accounts payable | 1.1 | 0.8 | (0.5) |
| Accrued and other liabilities | (9.6) | (0.3) | 4.9 |
| Operating cash flows from continuing operations | 75.5 | 67.2 | 118.1 |
| Operating cash flows from discontinued operations | (8.4) | (33.2) | 6.1 |
| Net cash provided by (used in) operations | 67.1 | 34.0 | 124.2 |
| | | | |
| **Cash Flows from Investing Activities:** | | | |
| Capital expenditures for acquisitions | (9.5) | — | (16.9) |
| Capital expenditures for property, plant and equipment | (21.7) | (21.7) | (30.3) |
| Proceeds from disposal of assets | 3.4 | 73.1 | 3.0 |
| Payments for purchases of investments in affiliates and other investments | (0.3) | (0.5) | (1.2) |
| Distributions of capital and other receipts from investments in affiliates and other investments | 0.5 | 0.1 | 149.5 |
| Investing cash flows from continuing operations | (27.6) | 51.0 | 104.1 |
| Investing cash flows from discontinued operations | 34.7 | (6.4) | (7.6) |
| Net cash provided by (used in) investing activities | 7.1 | 44.6 | 96.5 |
| | | | |
| **Cash Flows from Financing Activities:** | | | |
| Proceeds from issuance of notes payable and other debt | — | — | 131.0 |
| Payments of notes payable and other debt and deferred financing costs | (35.1) | (23.2) | (288.8) |
| Borrowings (payments) on line-of-credit agreement, net | 25.0 | (38.0) | — |
| Cash dividends paid | (64.3) | (57.7) | (46.6) |
| Repurchases of common stock and other payments | (5.4) | (7.3) | (1.3) |
| Financing cash flows from continuing operations | (79.8) | (126.2) | (205.7) |
| Financing cash flows from discontinued operations | (15.1) | 11.0 | (1.4) |
| Net cash provided by (used in) financing activities | (94.9) | (115.2) | (207.1) |
| | | | |
| **Cash, Cash Equivalents, Restricted Cash, and Cash included in Assets Held for Sale** | | | |
| Net increase (decrease) in cash, cash equivalents, restricted cash, and cash included in assets held for sale | (20.7) | (36.6) | 13.6 |
| Balance, beginning of period | 34.4 | 71.0 | 57.4 |
| Balance, end of period | $ 13.7 | $ 34.4 | $ 71.0 |

|  | **Year Ended December 31,** | | | | | |
|  | **2023** | | **2022** | | **2021** | |
| **Other Cash Flow Information:** | | | | | | |
| Interest paid, net of capitalized interest, for continuing operations | $ | 22.6 | $ | 21.4 | $ | 25.3 |
| Interest paid, net of capitalized interest, for discontinued operations | $ | 0.6 | $ | 0.2 | $ | — |
| Income tax (payments)/refunds, net | $ | — | $ | 1.0 | $ | 0.5 |
| | | | | | | |
| **Noncash Investing and Financing Activities from continuing operations:** | | | | | | |
| Capital expenditures included in accounts payable and accrued and other liabilities | $ | 2.1 | $ | 0.3 | $ | 1.5 |
| Operating lease liabilities arising from obtaining ROU assets | $ | — | $ | 0.7 | $ | — |
| Finance lease liabilities arising from obtaining ROU assets | $ | 1.7 | $ | 2.6 | $ | — |
| Dividends declared but unpaid at end of period | $ | 16.8 | $ | 16.3 | $ | 13.4 |
| Increase (decrease) in escrow and other receivables from dispositions | $ | 15.0 | $ | 0.9 | $ | — |
| | | | | | | |
| **Noncash Investing and Financing Activities from discontinued operations:** | | | | | | |
| Capital expenditures included in liabilities associated with assets held for sale | $ | — | $ | 0.1 | $ | 0.1 |
| Operating lease liabilities arising from obtaining ROU assets | $ | — | $ | 20.2 | $ | 5.5 |
| Finance lease liabilities arising from obtaining ROU assets | $ | — | $ | 1.1 | $ | 0.1 |
| | | | | | | |
| **Reconciliation of cash, cash equivalents, restricted cash, and cash included in assets held for sale:** | | | | | | |
| Beginning of the period: | | | | | | |
| Cash and cash equivalents | $ | 33.3 | $ | 65.4 | $ | 54.9 |
| Restricted cash | | 1.0 | | 1.0 | | 0.2 |
| Cash included in assets held for sale | | 0.1 | | 4.6 | | 2.3 |
| Cash, cash equivalents, restricted cash, and cash included in assets held for sale | $ | 34.4 | $ | 71.0 | $ | 57.4 |
| | | | | | | |
| End of the period: | | | | | | |
| Cash and cash equivalents | $ | 13.5 | $ | 33.3 | $ | 65.4 |
| Restricted cash | | 0.2 | | 1.0 | | 1.0 |
| Cash included in assets held for sale | | — | | 0.1 | | 4.6 |
| Cash, cash equivalents, restricted cash, and cash included in assets held for sale | $ | 13.7 | $ | 34.4 | $ | 71.0 |

See Notes to Consolidated Financial Statements.

## ALEXANDER & BALDWIN, INC.
## CONSOLIDATED STATEMENTS OF EQUITY AND REDEEMABLE NONCONTROLLING INTEREST
(amounts in millions, except per share data)

| | Total Equity | | | | | |
|---|---|---|---|---|---|---|
| | Common Stock | | Accumulated Other Comprehensive Income (Loss) | (Distribution in Excess of Accumulated Earnings) Earnings Surplus | Total | Redeemable Non-Controlling Interest |
| | Shares | Stated Value | | | | |
| **Balance, January 1, 2021** | 72.4 | $ 1,805.5 | $ (60.0) | $ (649.4) | $ 1,096.1 | $ 6.5 |
| Net income (loss) | — | — | — | 35.4 | 35.4 | 0.4 |
| Other comprehensive income (loss), net of tax | — | — | (20.7) | — | (20.7) | — |
| Dividend on common stock ($0.67 per share) | — | — | — | (49.2) | (49.2) | — |
| Share-based compensation | — | 5.9 | — | — | 5.9 | — |
| Shares issued (repurchased), net | 0.1 | (0.9) | — | — | (0.9) | — |
| **Balance, December 31, 2021** | 72.5 | $ 1,810.5 | $ (80.7) | $ (663.2) | $ 1,066.6 | $ 6.9 |
| Net income (loss) | — | — | — | (50.6) | (50.6) | 1.1 |
| Other comprehensive income (loss), net of tax | — | — | 82.5 | — | 82.5 | — |
| Dividend on common stock ($0.83 per share) | — | — | — | (60.8) | (60.8) | — |
| Share-based compensation | — | 4.9 | — | — | 4.9 | — |
| Shares issued (repurchased), net | — | (7.0) | — | 0.1 | (6.9) | — |
| **Balance, December 31, 2022** | 72.5 | $ 1,808.4 | $ 1.8 | $ (774.5) | $ 1,035.7 | $ 8.0 |
| Net income (loss) | — | — | — | 29.8 | 29.8 | 3.2 |
| Other comprehensive income (loss), net of tax | — | — | 1.4 | — | 1.4 | — |
| Dividend on common stock ($0.8825 per share) | — | — | — | (64.6) | (64.6) | — |
| Disposal of subsidiary | — | — | — | — | — | (10.0) |
| Distributions to noncontrolling interest | — | — | — | — | | (1.2) |
| Share-based compensation | — | 6.1 | — | — | 6.1 | — |
| Shares issued (repurchased), net | (0.1) | (5.4) | — | — | (5.4) | — |
| **Balance, December 31, 2023** | 72.4 | $ 1,809.1 | $ 3.2 | $ (809.3) | $ 1,003.0 | $ — |

See Notes to Consolidated Financial Statements.

**Alexander & Baldwin, Inc.**
**Notes to Consolidated Financial Statements**

## 1.     Background and Basis of Presentation

*Description of Business:* Alexander & Baldwin, Inc. ("A&B" or the "Company") is a fully integrated real estate investment trust ("REIT") headquartered in Honolulu, Hawaiʻi, whose history in Hawaiʻi dates back to 1870. Over time, the Company has evolved from a 571-acre sugar plantation on Maui to become one of Hawaiʻi's premier commercial real estate companies and the owner of the largest grocery-anchored, neighborhood shopping center portfolio in the state. As of December 31, 2023, the Company owns a portfolio of commercial real estate improved properties in Hawaiʻi consisting of 22 retail centers, 13 industrial assets and four office properties, representing a total of 3.9 million square feet of gross leasable area, as well as 142.0 acres of commercial land in Hawaiʻi, of which substantially all is leased pursuant to urban ground leases.

The Company operates in two segments: Commercial Real Estate and Land Operations. A description of each of the Company's reportable segments is as follows:

- *Commercial Real Estate ("CRE")* - This segment functions as a vertically integrated real estate investment company with core competencies in investments and acquisitions (i.e., identifying opportunities and acquiring properties); construction and development (i.e., designing and ground-up development of new properties or repositioning and redevelopment of existing properties); and in-house leasing and property management (i.e., executing new and renegotiating renewal lease arrangements, managing its properties' day-to-day operations and maintaining positive tenant relationships). The Company's preferred asset classes include improved properties in retail and industrial spaces and also urban ground leases. Its focus within improved retail properties, in particular, is on grocery-anchored neighborhood shopping centers that meet the daily needs of Hawaiʻi communities. Through its core competencies and with its experience and relationships in Hawaiʻi, the Company seeks to create special places that enhance the lives of Hawaiʻi residents and to provide venues and opportunities that enable its tenants to thrive. Income from this segment is principally generated by owning, operating, and leasing real estate assets.

- *Land Operations* - This segment includes the Company's legacy landholdings, assets, and liabilities that are subject to the Company's simplification and monetization effort. Financial results from this segment are principally derived from real estate development and land sales, joint ventures, and other legacy business activities.

*Basis of Presentation and Principles of Consolidation:* The accompanying Consolidated Financial Statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") as outlined in the Financial Accounting Standard Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC"), and are presented in our reporting and functional currency, the U.S. dollar. The Codification is the single source of authoritative accounting principles applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.

The consolidated financial statements include the accounts of the Company (including all wholly-owned subsidiaries), as well as all other entities in which the Company has a controlling financial interest. Intercompany transactions and balances have been eliminated in consolidation. Significant investments in businesses, partnerships, and limited liability companies in which the Company does not have a controlling financial interest, but the Company has the ability to exercise significant influence, are accounted for using the equity method.

A controlling financial interest in an entity may be established (i) through the Company holding a majority voting interest or (ii) if the Company is the primary beneficiary of an entity that qualifies as a variable interest entity ("VIE"), as defined in the Codification. The Company evaluates all partnerships, joint ventures and other arrangements with variable interests to determine if the entity or arrangement qualifies as a VIE. VIEs are entities where investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one of the following characteristics: (a) the power to direct the activities that most significantly impact the entity's economic performance, (b) the obligation to absorb the expected losses of the entity, or (c) the right to receive the expected returns of the entity. If the entity or arrangement qualifies as a VIE and the Company is determined to be the primary beneficiary, the Company is required to consolidate the assets, liabilities, and results of operations of the VIE. The Company reevaluates whether an entity is a VIE as needed (i.e., when assessing reconsideration events that result in changes in the factors mentioned above) as part of determining if the consolidation or equity method treatment remains appropriate. As of December 31, 2023, the Company had an interest in various unconsolidated joint ventures that the Company accounts for using the equity method. Obligations of the Company's joint ventures do not have recourse to the Company and the Company's maximum exposure is limited to its investment.

*Use of Estimates:* The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported. Estimates and assumptions are used for, but not limited to: (i) asset impairments, including intangible assets and goodwill, (ii) litigation and contingencies, (iii) pension and postretirement estimates, (iv) recoverable amounts of accounts and other receivables, and (v) income taxes. Future results could be materially affected if actual results differ from these estimates and assumptions.

*Rounding:* Amounts in the consolidated financial statements and notes are rounded to the nearest tenth of a million. Accordingly, a recalculation of some per-share amounts and percentages, if based on the reported data, may result in differences.

*Discontinued Operations:* In November 2023, the Company completed the sale of its interests in Grace Pacific LLC ("Grace Pacific"), a materials and construction company, and the Company-owned quarry land on Maui (collectively, the "Grace Disposal Group"), as well as the sale of Grace Pacific's 50% interest in Maui Paving, LLC, a paving company. The assets and liabilities associated with the Grace Disposal Group were classified as held for sale in the consolidated balance sheet as of December 31, 2022, and financial results are classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. Refer to Note 21 – Held for Sale and Discontinued Operations for additional information. All footnotes exclude discontinued operations unless otherwise noted.

*Reclassifications:* Certain amounts presented in the prior year have been reclassified to conform to the current year presentation (e.g., captions previously presented in the prior years that, in the currently presented periods, are less than five percent of total assets or total liabilities were combined in the current year consolidated balance sheets). *Other property, net*, which was previously reported separately on the consolidated balance sheets, is now presented in *Prepaid expenses and other assets* for all periods presented. The change in *Inventories*, which was previously reported separately within operating cash flows on the consolidated statements of cash flows, is now presented in *Prepaid expenses, income tax receivable and other assets* for all periods presented.

*Segment Reclassifications:* The Company continually monitors its reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Refer to Note 19 – Segment Results for additional information.

## 2.      Significant Accounting Policies

*Real estate property, net:* Real estate property, net primarily represents long-lived physical assets associated with the CRE segment's leasing activity (e.g., improved property leases and ground leases); it also includes landholdings and related assets in the Land Operations segment that the Company holds for either possible future development or future monetization as part of its simplification strategy. The balance primarily consists of land, buildings, and improvements and is recorded at cost, net of accumulated depreciation.

Expenditures for additions, improvements, and other enhancements to real estate properties are capitalized, and minor replacements, maintenance, and repairs that do not improve or extend asset lives are charged to expense as incurred. When assets related to real estate properties are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Certain costs are capitalized related to the development and redevelopment of real estate properties, including pre-construction costs; real estate taxes; insurance; construction costs; attributable interest expense; and salaries, and related costs of personnel directly involved. Additionally, the Company makes estimates as to the probability of certain development and redevelopment projects being completed. If the Company determines the development or redevelopment is no longer probable of completion, the Company expenses all capitalized costs which are not recoverable. Cash flows related to capitalized costs are classified as investing activities in the consolidated statements of cash flows.

*Acquisitions of real estate properties:* Acquisitions of real estate properties are evaluated to determine if they should be accounted for as asset acquisitions or business combinations (acquisitions of real estate properties are generally considered asset acquisitions). Under asset acquisition accounting, the Company estimates the fair value of acquired tangible assets (e.g., land, buildings, and tenant improvements), identifiable intangible assets (e.g., in-place leases and favorable leases) and liabilities (e.g., unfavorable leases and assumed debt) based on an evaluation of available information at the date of the acquisition. Based on these estimates, the purchase consideration is allocated to the acquired assets and assumed liabilities. Transaction costs incurred during the acquisition process are capitalized as a component of the purchase consideration. Upon the closing of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired and assumed, respectively, represents goodwill and transaction costs are expensed as incurred.

In estimating the fair value of the tangible and intangible assets acquired and liabilities assumed, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities and uses various valuation methods, such as estimated cash flow projections using appropriate discount and capitalization rates, analysis of recent comparable sales transactions, estimates of replacement costs net of depreciation, and other available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Values for favorable leases acquired and unfavorable leases assumed are estimated based on the present value (using a discount rate reflecting the risks associated with leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management's estimate of fair market lease rates for the property or an equivalent property, measured over a period equal to the remaining term of the lease for favorable leases and the initial term plus the estimated term of any below-market, fixed-rate renewal options for unfavorable leases. The assets recognized and liabilities assumed are amortized to revenue over the related lease term plus fixed-rate renewal options, as appropriate.

The purchase price is further allocated to in-place lease values and tenant relationship values based on management's evaluation of the specific characteristics of the acquired lease portfolio and the Company's overall relationship with the anchor tenants. Such amounts are amortized to expense over the remaining lease term.

*Real estate developments:* Real estate developments represent certain costs capitalized and presented in the Land Operations segment that relate to (i) active real estate development projects and other land intended for sale or (ii) potential future real estate development projects intended for lease that would be part of future CRE segment operations. For potential future real estate development projects intended for lease, when management with the relevant authority has approved expenditures for activities clearly associated with the development and construction of a CRE segment project, the capitalized costs associated with such project (e.g., historical cost of land and any land improvement) will be included in *Real estate property, net* in the accompanying consolidated balance sheets.

Certain costs capitalized relating to active real estate development projects intended for sale may include pre-construction costs (e.g., costs related to land acquisition); construction costs (e.g., grading, roads, water and sewage systems, landscaping and project amenities); direct overhead costs (e.g., insurance and real estate taxes); capitalized interest; and salaries and related costs of personnel directly involved.

For development projects, capitalized costs are allocated using the direct method for expenditures that are specifically associated with the unit being sold and the relative-sales-value method for expenditures that benefit the entire project. Direct overhead costs incurred after the development project is substantially complete and ready to be marketed are charged to selling, general and administrative expense as incurred. All indirect overhead costs are charged to selling, general and administrative costs as incurred.

Cash flows related to active real estate development projects and other land intended for sale are classified as operating activities in the consolidated statements of cash flows.

*Capitalized Interest:* Interest costs on developments, major redevelopments, and other projects that meet certain criteria are capitalized as part of real estate development and redevelopment projects that have not yet been placed into service. Capitalization of interest commences when development activities and expenditures begin and end when the asset is substantially complete and ready for its intended use or ready to be marketed.

*Depreciation and Amortization:* Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property are as follows:

| Classification | Range of Life (in years) |
| --- | --- |
| Building and improvements | 10 to 40 |
| Leasehold improvements | 5 to 10 (lesser of useful life or lease term) |
| Water, power and sewer systems | 5 to 50 |
| Machinery and equipment | 2 to 35 |
| Other property improvements | 3 to 35 |

*Intangible Assets:* Real estate intangible assets are included in *Real estate intangible assets, net* in the accompanying consolidated balance sheets and are generally related to the acquisition of commercial real estate properties. In the event a lease or leases with a tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful lives of depreciable or amortizable assets of the associated assets related to the lease terminated (i.e., tenant improvements, above and below market lease intangibles, in-place lease value and leasing commissions). Based upon consideration of the facts and circumstances surrounding the termination, the Company may accelerate the depreciation and amortization of such associated assets.

Other intangible assets are included in *Prepaid expenses and other assets* in the accompanying consolidated balance sheets and are generally related to software capitalized for internal use.

*Cash and Cash Equivalents:* Cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. The Company carries these investments at cost, which approximates fair value.

*Restricted Cash:* The Company's restricted cash balances are primarily composed of proceeds from §1031 of the Internal Revenue Code of 1986, as amended (the "Code") tax-deferred sales held in escrow pending future use in acquisitions of replacement real estate assets (if within the required time period). As of December 31, 2023 and 2022, there were zero and $0.8 million, respectively, of available proceeds from Code §1031 tax-deferred sales in the restricted cash balance.

*Allowance for Credit Losses*: The Company estimates its allowance for credit losses for financial assets, primarily accounts receivable and notes receivable, which are included in accounts receivable and other receivables on the consolidated balance sheets, within the scope of ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). The allowance for credit losses are deducted from the respective financial asset's amortized cost basis on the consolidated balance sheets.

The general allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, the Company measures the general allowance for credit losses on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset's risk characteristics change, the Company evaluates whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually. The Company develops expected credit loss estimates for an asset or pool of assets by factoring historical loss information; information on both current conditions and reasonable and supportable forecasts of future conditions that may not be reflected in historical loss information; and other relevant credit quality information for the respective assets.

For financial instruments where the borrower is experiencing financial difficulty based on the Company's assessment at the reporting date and the repayment is expected to be provided substantially through the sale of the collateral, the Company may elect to use as a practical expedient the fair value of the collateral at the reporting date when determining the provision for credit losses. In accordance with the practical expedient approach, the provision for credit loss is the difference between the fair value of the underlying collateral, less costs to sell, and the carrying value of the respective loan. The fair value of the underlying collateral is determined by using methods such as discounted cash flow, the market approach, or direct capitalization approach. The key unobservable inputs used to determine the fair value of the underlying collateral may vary depending on the information available and market conditions as of the valuation date. If any portion of a loan balance is deemed uncollectible, that amount is written-off.

Financing receivables are placed on nonaccrual status when management determines that the collectibility of contractual amounts is not reasonably assured. When a financing receivable is designated as nonaccrual, interest is only recognized as income when payment has been received. Generally, the Company returns a financing receivable to accrual status when all delinquent payments become current under the terms of the applicable agreement and collectibility of the remaining contractual payments is reasonably assured.

*Allowance for Doubtful Accounts:* Allowances for doubtful accounts are established by management based on estimates of collectability. Estimates of collectability are principally based on an evaluation of the current financial condition of the Company's customers and their payment history, which are regularly monitored by the Company.

*Other receivables, net*: Other receivables, net are primarily composed of notes receivable recorded at cost less allowances for credit losses.

*Goodwill:* The Company reviews goodwill for impairment at the reporting unit level annually or more frequently if events or changes in circumstances indicate potential impairment. The first step in testing goodwill for impairment is to perform a qualitative assessment to determine if events or circumstances have occurred that indicate it is more likely than not that the fair value of the assets of the reporting unit, including goodwill, are less than their carrying values. If, after assessing the totality of events or circumstances, it is determined that it is more likely than not that the fair value of a reporting unit is greater than the carrying amount, then a quantitative goodwill impairment test is not performed. If the qualitative assessment does not indicate that it is more likely than not that the fair value of a reporting unit is greater than the carrying amount, then a quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit to its carrying value, including the associated goodwill.

The fair value of a reporting unit is estimated using an income approach that is based on a discounted cash flow analysis. The discounted cash flow approach relies on a number of assumptions, including future macroeconomic conditions, market factors specific to the reporting unit, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time and a discount rate that considers the risks related to the amount and timing of the cash flows, among others. The Company classifies these fair value measurements as Level 3. If the results of the Company's test indicates that a reporting unit's estimated fair value is less than its carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company's goodwill balance as of December 31, 2023 and 2022, was $8.7 million and is attributable to the CRE reporting unit, which is also a reportable segment. There is no goodwill related to the Land Operations reporting unit, which is also a reportable segment.

*Assets and Liabilities Held for Sale*: Assets and liabilities to be disposed of by sale ("disposal groups") are reclassified into *Assets held for sale* and *Liabilities associated with assets held for sale* on our consolidated balance sheets. The reclassification occurs when all the held for sale criteria have been met. Disposal groups classified as held for sale are under contract for sale and the applicable due diligence period has expired prior to the end of the reporting period. Disposal groups are measured at the lower of carrying value or fair value less costs to sell and are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value.

Assets and liabilities associated with one CRE improved property were reclassified as held for sale in the consolidated balance sheets as of December 31, 2023. Assets and liabilities as of December 31, 2022, associated with the Grace Disposal Group were reclassified as held for sale in the consolidated balance sheets as of December 31, 2022. Liabilities related to the cessation of sugar operations are presented within *Accrued and other liabilities* in the consolidated balance sheets.

*Self-Insured Liabilities:* The Company is self-insured for certain losses that include, but are not limited to, employee health, workers' compensation, general liability, real and personal property, and real estate construction warranty and defect claims. When feasible, the Company obtains third-party insurance coverage to limit its exposure to these claims. When estimating its self-insured liabilities, the Company considers a number of factors, including historical claims experience, demographic factors, and valuations provided by independent third-parties.

*Redeemable Noncontrolling Interest:* The Company had a 70% ownership interest in GLP Asphalt through its ownership of Grace Pacific, which was sold in November 2023. The noncontrolling interest in GLP Asphalt was eligible for redemption for cash at the option of the noncontrolling interest holder at a redemption value, which was derived from a specified formula in the GLP Asphalt operating agreement (i.e., other than fair value).

Noncontrolling interests in subsidiaries that are redeemable for cash or other assets outside of the Company's control at other than fair value are classified as mezzanine equity, outside of equity and liabilities. Such amounts are adjusted at each reporting date to the higher of (1) the amount resulting from the initial carrying amount, increased or decreased for cumulative amounts of the noncontrolling interest holder's share of net income or loss, share of other comprehensive income or loss and dividends and (2) the redemption value on each annual balance sheet date. The resulting changes in the carrying value, increases or decreases, are recorded with corresponding adjustments against earnings surplus or, in the absence of earnings surplus, common stock.

*Fair Value Measurements:* ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), as amended, establishes a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and assigns the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

If the technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy, the lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

*Revenue Recognition and Leases - The Company as a Lessor:* Sources of revenue for the Company primarily include commercial property rentals and sales of real estate and real estate development projects. The Company generates revenue from its two distinct segments:

Commercial Real Estate: The Commercial Real Estate segment owns, operates, leases, and manages a portfolio of retail, office, and industrial properties in Hawaiʻi; it also leases urban land in Hawaiʻi to third-party lessees. Commercial Real Estate revenue is recognized under lease accounting guidance with the Company as lessor.

The Company reviews its contracts to determine if they qualify as a lease. A contract is determined to be a lease when the right to substantially all of the economic benefits and to direct the use of an identified asset is transferred to a customer over a defined period of time for consideration. During this review, the Company evaluates among other items, asset specification, substitution rights, purchase options, operating rights and control over the asset during the contract period.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately under ASC Topic 606, *Revenue from Contracts with Customers*. The Company has elected the practical expedient to not separate non-lease components from lease components for all classes of underlying assets where the component follows the same timing and pattern as the lease component and the lease component is classified as an operating lease. Non-lease components included in rental revenue primarily consist of tenant reimbursements for common area maintenance and other services paid for by the lessor and utilized by the lessee. Under the practical expedient, the Company accounts for the single, combined component under leasing guidance as the lease component is the predominant component in the contract.

Rental revenue is primarily derived from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease. Fixed contractual payments from the Company's leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. The accrued straight-line receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Certain of the Company's lease agreements include terms for contingent rental revenue (e.g., percentage rents based on tenant sales volume) and tenant reimbursed property operating costs, which are both accounted for as variable payments.

Certain of the Company's leases include termination and/or extension options. Termination options allow the customer to terminate the lease prior to the end of the lease term under specific circumstances. The Company's extension options, which are exercised at the lessee's discretion, contain rent at fixed rates or require a re-negotiation at market rates. Initial direct costs, primarily commissions, related to the leasing of properties are capitalized on the balance sheet and amortized over the lease term. All other costs to negotiate or arrange a lease are expensed as incurred.

Accounts receivable related to leases are regularly evaluated for collectability, considering factors including, but not limited to, the credit quality of the customer, historical trends of the customer, and changes in customer payment terms. Upon determination that the collectability of a customer receivable is not probable, the Company will reverse the receivable and any accrued straight-line receivable and record a corresponding reduction of revenue previously recognized. Subsequent revenue is recorded on a cash basis until collectability on related billings becomes probable. Upon determination that portions of a tenant's receivables are not probable of collection (e.g., due to current conditions impacting specific amounts), the Company will record an allowance for doubtful accounts for the recorded operating lease receivable and record a corresponding adjustment of revenue previously recognized.

Land Operations: Revenues from sales of real estate are recognized at the point in time when control of the underlying goods is transferred to the customer and the payment is due (generally on the closing date). For certain development projects, the Company will use a percentage of completion for revenue recognition. Under this method, the amount of revenue recognized is based on the development costs that have been incurred throughout the reporting period as a percentage of total expected development costs associated with the development project. In evaluating the expected development costs associated with a development project, significant estimates and considerable judgments by management are involved.

On a consolidated basis, in addition to disclosing amounts recorded as contract assets or contract liabilities in its consolidated balance sheets, the Company discloses information about the amount of contract consideration allocated to either wholly unsatisfied or partially satisfied performance obligations (see Note 11 – Revenue and Contract Balances). Related to this disclosure, the Company has elected to not disclose information about the amount of contract consideration allocated to remaining performance obligations for certain contracts that have original expected durations of one year or less. This may occur with contracts for sales of real estate that are executed as of the end of the period with control of the underlying assets to be transferred to the customer subsequent to the end of the period. The closing date of such transactions will generally occur within one year or less of the contract execution date.

*Leases - The Company as Lessee:* The Company determines if an arrangement is a lease at inception by considering whether that arrangement conveys the right to use an identified asset for a period of time in exchange for consideration. Operating leases are included in *Operating lease right-of-use assets* ("ROU assets") and *Operating lease liabilities* ("lease liabilities") in the Company's consolidated balance sheets. ROU assets and lease liabilities related to finance leases are included in *Real estate property, net* and *Notes payable and other debt*, respectively, in the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate and are not readily determinable, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. ROU assets also include any lease payments made at or before the commencement date and excludes any lease incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term.

In connection with its application of the lease guidance, the Company has evaluated the lease and non-lease components within its leases where it is the lessee and has elected, for all classes of underling assets, the practical expedient to present lease and non-lease components in its lease agreements as one component. The Company has also elected, for all classes of underlying assets, to not recognize lease liabilities and lease assets for leases with a term of 12 months or less.

*Impairment of Long-Lived Assets Held and Used and Finite-Lived Intangible Assets:* Long-lived assets held and used, including finite-lived intangible assets, are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. In evaluating the fair value of long-lived asset groups, significant estimates and considerable judgments are involved. These long-lived asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, the cash flow projection period, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets and ongoing costs of maintenance and improvements of the assets, appropriate discount rates based on the perceived risks, and thus, the accounting estimates may change from period to period. Refer to Note 7 – Fair Value Measurements for further discussion.

*Impairment of Investments in Affiliates:* The Company's reviews its investments in unconsolidated affiliates accounted for under the equity method for impairment whenever there are any indicators that the value may be impaired or that its carrying value may not be recoverable. To the extent indicators suggest that a loss in value may have occurred, the Company will evaluate both quantitative and qualitative factors to determine if the loss in value is other than temporary. If a potential loss in value is determined to be other than temporary, the Company will recognize an impairment loss measured as the excess of the carrying value of the investment over the estimated fair value and recorded in impairment loss in the consolidated statement of operations. Significant estimates are involved in estimating fair value that are highly subjective and include considerable judgment, including the Company's current and future evaluation of general economic and market conditions, estimates regarding the timing and amount of future cash flows, including revenue, and cost of sales, and appropriate discount rates based on the perceived risks, among others. Changes in these and other assumptions could affect the fair value of the unconsolidated affiliate. The Company classifies these fair value measurements as Level 3.

*Share-Based Compensation:* The Company records compensation expense for all share-based payment awards made to employees and directors. The Company's various equity plans are more fully described in Note 14 – Share-based Payment Awards.

*Employee Benefit Plans:* The Company provides a wide range of benefits to existing employees and retired employees, including single-employer defined benefit plans, postretirement, defined contribution plans, post-employment, and health care benefits. The Company records amounts relating to these plans based on various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates, and health care cost rate trends. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current economic conditions and trends. The Company believes that the assumptions utilized in recording obligations under the Company's plans, which are presented in Note 15 – Employee Benefit Plans, are reasonable based on its experience and on advice from its independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect the Company's financial position or results of operations.

*Interest and other income (expense), net* for the years ended December 31, 2023, 2022, and 2021, included the following (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Pension and post-retirement benefit (expense) | $ (0.5) | $ (0.6) | $ (3.0) |
| Interest income | 0.4 | 0.3 | 1.0 |
| Reclassification of interest rate derivative gain (loss) from Accumulated Other Comprehensive Income (Loss) | (2.7) | 0.5 | — |
| Other income (expense), net | 0.1 | 0.2 | 0.3 |
| Interest and other income (expense), net | $ (2.7) | $ 0.4 | $ (1.7) |

*Income Taxes:* The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the accompanying consolidated statements of operations. The Company records a valuation allowance to reduce its deferred tax assets to an amount it believes is more-likely-than-not to be realized. Changes in the valuation allowance would be included within the tax provision in the period of adjustment. Refer to Note 16 – Income Taxes for further discussion.

*Discontinued Operations:* The Company reports disposal groups as discontinued operations in the consolidated statements of operations when the criteria are met. The Company's loss from discontinued operations for the years ended December 31, 2023, 2022, and 2021, included net loss on disposition, revenues, and expenses associated with the Grace Disposal Group in addition to expenses associated with the resolution of liabilities from the Company's former sugar operations. The results of operations are presented as discontinued operations in the consolidated statements of operations. Refer to Note 21 – Held for Sale and Discontinued Operations for additional information.

*Earnings Per Share ("EPS"):* Basic and diluted earnings per share are computed and disclosed in accordance with ASC Topic 260, *Earnings Per Share*. The Company utilizes the two-class method to compute earnings available to common shareholders. Under the two-class method, earnings are adjusted by accretion amounts to redeemable noncontrolling interests recorded at redemption value. The adjustments represent in-substance dividend distributions to the noncontrolling interest holder as the holder has a contractual right to receive a specified amount upon redemption. As a result, earnings are adjusted to reflect this in-substance distribution that is different from other common shareholders. In addition, the Company allocates net earnings to each class of common stock and participating security as if all of the net earnings for the period had been distributed. The Company's participating securities consist of time-based restricted unit awards that contain a non-forfeitable right to receive dividends and, therefore, are considered to participate in earnings with common shareholders. Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocated to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period, as adjusted for the potential dilutive effect of non-participating share-based awards.

**Recently adopted accounting pronouncements**

In March 2020, the FASB issued Accounting Standards Update ("ASU") No. 2020-04, *Reference Rate Reform*, establishing ASC Topic 848, and amended the standard thereafter through ASU No. 2021-01 and ASU No. 2022-06 (collectively, "ASC 848"). ASC 848 provides optional practical expedients and exceptions related to the impacts of reference rate reform that affect certain debt, leases, derivatives and other contracts if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company adopted ASU 2020-04 during the second quarter of 2023 after modifying certain debt to update the reference rate from LIBOR to the Secured Overnight Financing Rate ("SOFR"). The adoption of this standard did not have a material impact on the Company's financial position or results of operations and did not have a significant impact on its disclosures (refer to Note 8 – Notes Payable and Other Debt).

**Recently issued accounting pronouncements**

In October 2023, the FASB issued ASU No. 2023-06 ("ASU 2023-06"), *Disclosure Improvements - Codification Amendment in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC's regulations. The amendments to the various topics should be applied prospectively, and the effective date will be determined for each individual disclosure based on the effective date of the SEC's removal of the related disclosure. If the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K by June 30, 2027, then this ASU will not become effective. Early adoption is prohibited. The Company does not expect the amendments of this accounting standard update to have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments in the ASU enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvement to Income Tax Disclosures* to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

**3. Real Estate Property, Net**

Real estate property, net as of December 31, 2023 and 2022, includes the following (in millions):

| | 2023 | 2022 |
|---|---|---|
| Land | $ 781.1 | $ 780.0 |
| Buildings | 736.6 | 719.6 |
| Other property improvements | 91.3 | 99.3 |
| Subtotal | 1,609.0 | 1,598.9 |
| Accumulated depreciation | (227.3) | (202.3) |
| Real estate property, net | $ 1,381.7 | $ 1,396.6 |

As noted in Note 2 – Significant Accounting Policies, the Company may capitalize a portion of interest costs incurred to long-lived assets for developments, major redevelopments and other projects that meet certain criteria. Total interest costs incurred were $23.5 million, $22.5 million, and $26.5 million in 2023, 2022, and 2021, respectively. Capitalized interest costs related to development activities were $0.5 million, $0.5 million, and $0.3 million in 2023, 2022, and 2021, respectively.

Depreciation expense for the years ended December 31, 2023, 2022, and 2021, was $29.2 million, $29.4 million, and $29.2 million, respectively.

## 4.    Real Estate Acquisitions and Intangible Assets, Net

### Acquisitions

The following table summarizes our real estate acquisition activity for the year ended December 31, 2023, which were accounted for as asset acquisitions (dollars in millions). There were no acquisitions for the year ended December 31, 2022.

|  | | 2023 |
|---|---|---|
| Number of properties acquired[1] | | 1 |
| Contract price | $ | 9.5 |
| Total price of acquisitions[2] | $ | 9.5 |

[1] The 2023 acquisition was structured partially with funds acquired from voluntary and involuntary conversions in accordance with Code §1031 and §1033 from the sale of land on Maui in 2021 and 2022.

[2] Total price of acquisition includes closing costs and credits.

The aggregate purchase price of the assets acquired during the year ended December 31, 2023, was allocated as follows (in millions):

| Fair value of assets acquired | | |
|---|---|---|
| Assets acquired: | | |
| Land | $ | 3.0 |
| Property and improvements | | 6.1 |
| In-place leases | | 0.4 |
| **Total assets acquired** | $ | 9.5 |

As of the acquisition date, the weighted-average amortization periods of the in-place leases was approximately 10.0 years.

### Intangible assets, net

*Real estate intangible assets, net* and other intangible assets included in *Prepaid expenses and other assets* as of December 31, 2023 and 2022 were as follows (in millions):

|  | | 2023 | | 2022 |
|---|---|---|---|---|
| In-place leases | $ | 73.8 | $ | 75.0 |
| Favorable leases | | 15.0 | | 15.2 |
| Accumulated amortization of in-place leases | | (43.6) | | (38.8) |
| Accumulated amortization of favorable leases | | (8.9) | | (7.8) |
| Real estate intangible assets, net | $ | 36.3 | $ | 43.6 |
|  | | | | |
| Other intangible assets | $ | 0.6 | $ | 0.6 |
| Accumulated amortization of other intangible assets | | (0.6) | | (0.6) |
| Other intangible assets, net | $ | — | $ | — |

Total intangible asset amortization expense was $7.1 million, $8.1 million, and $10.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. Estimated amortization expenses related to intangible assets over the next five years are as follows (in millions):

|  | | Estimated Amortization |
|---|---|---|
| 2024 | $ | 5.7 |
| 2025 | | 5.3 |
| 2026 | | 3.8 |
| 2027 | | 3.6 |
| 2028 | | 2.7 |

## 5. Investments in Affiliates

The Company's investments in affiliates consist principally of equity investments in limited liability companies that operate or develop real estate and joint ventures that engage in materials-related activities and renewable energy. The Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of these investments and, accordingly, accounts for its investments using the equity method of accounting. Operating results presented in the Company's consolidated statements of operations include the Company's proportionate share of net income (loss) from its equity method investments.

In November 2021, the Company's joint venture projects Kukui`ula Development Company (Hawaii) LLC ("KDCH"), Kukui`ula Web IP LLC, and Lodge IP LLC (collectively, "Kukui`ula") completed the sale of substantially all of their assets to a third party for $183.5 million ("Kukui`ula Transaction"), which resulted in the Company receiving cash distributions of $113.4 million. Subsequent to the Kukui`ula Transaction, the Company and its joint venture partner retained their respective ownership interest in KDCH.

The Company's carrying value of investments in affiliates totaled $38.5 million and $36.9 million as of December 31, 2023 and 2022, respectively, which is recorded in *Investments in real estate joint ventures and partnerships* and within *Prepaid expenses and other assets* on the Consolidated Balance Sheets. The amounts of the Company's investment as of December 31, 2023 and 2022, that represent undistributed earnings of investments in affiliates was approximately $7.9 million and $5.6 million, respectively. Dividends and distributions from unconsolidated affiliates totaled $0.5 million in 2023, $0.8 million in 2022, and $148.6 million in 2021. During the three years ended December 31, 2023, 2022, and 2021, Income (loss) related to joint ventures was $1.9 million, $1.6 million and $17.9 million, respectively, and return on investment operating cash distributions was $0.1 million, $0.7 million and $8.9 million, respectively.

A summary of combined assets and liabilities reported by such entities accounted for by the equity method as of December 31, 2023 and 2022, were as follows (in millions):

|  | 2023 | | 2022 | |
|---|---|---|---|---|
| Current assets | $ | 63.6 | $ | 56.5 |
| Non-current assets | | 259.7 | | 240.0 |
| Total assets | $ | 323.3 | $ | 296.5 |
| | | | | |
| Current liabilities | $ | 39.5 | $ | 26.3 |
| Non-current liabilities | | 143.7 | | 121.1 |
| Total liabilities | $ | 183.2 | $ | 147.4 |

A summary of combined operating results reported by such entities accounted for by the equity method for each of the years ended December 31, 2023, 2022, and 2021, were as follows (in millions):

|  | 2023 | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| Revenues | $ | 154.4 | $ | 130.0 | $ | 231.1 |
| Operating costs and expenses | | 137.4 | | 118.4 0 | | 204.1 |
| Gross Profit (Loss) | $ | 17.0 | $ | 11.6 | $ | 27.0 |
| Income (Loss) from Continuing Operations[1] | $ | (1.5) | $ | 1.6 | $ | (287.9) |
| Net Income (Loss)[1] | $ | (1.5) | $ | 1.3 | $ | (288.1) |

[1]Includes earnings from equity method investments held by the investee.

Investments in affiliates net income (loss) for the year ended December 31, 2021, was primarily related to the net loss incurred by the joint venture as a result of the aforementioned Kukui`ula Transaction in which the carrying value of the net assets sold exceeded the net sales proceeds. In connection with the Kukui`ula Transaction, the Company recognized income related to joint ventures of $5.5 million during the fourth quarter of 2021, reflecting a basis difference that was derived from an other-than-temporary impairment charge of $186.8 million recorded by the Company in the fourth quarter of 2018.

## 6. Other Receivables and Allowances and Other Reserves

*Other Receivables*

The following table is a summary of the Company's other receivables (in millions):

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Financing receivables[1] | $ 24.4 | $ 4.6 |
| Other receivables[2] | 2.7 | 5.0 |
| Other receivables, gross | 27.1 | 9.6 |
| Less: Allowance for credit losses | (3.5) | (2.7) |
| **Other receivables, net of allowances** | $ 23.6 | $ 6.9 |

[1] As of December 31, 2023, the Company had a note receivable related to the sale of the Grace Disposal Group that was recorded at the Corporate segment. This note was paid in full in January 2024.

[2] Escrow receivables primarily related to the Land Operations segment.

*Allowances and Other Reserves*

The Company reduces recorded amounts for accounts receivable and other financial assets included in other receivables by various allowances and reserve accounts. The following table presents the balances and activity (including reclassifications) in the various allowance and reserve accounts related to the Company's accounts receivable and financial assets included in other receivables for the three years ended December 31, 2023, 2022, and 2021, (in millions):

| | Allowance for Credit Losses on Other Receivables | | | Accounts Receivable Reserves |
|---|---|---|---|---|
| | Land Operations Financing Receivables | Commercial Real Estate Financing Receivables[2] | Total Allowance for Credit Losses | Allowance for doubtful accounts |
| Balance, January 1, 2021 | $ 3.9 | $ — | $ 3.9 | $ 2.6 |
| Provision (release) - charged against income | (1.4) | — | (1.4) | (1.7) |
| Write-offs or other - charged against allowance[1] | — | — | — | (0.1) |
| Balance, December 31, 2021 | $ 2.5 | $ — | $ 2.5 | $ 0.8 |
| Provision (release) - charged against income | 0.2 | — | 0.2 | 0.2 |
| Write-offs or other - charged against allowance[1] | — | — | — | 1.4 |
| Balance, December 31, 2022 | $ 2.7 | $ — | $ 2.7 | $ 2.4 |
| Provision (release) - charged against income | 0.2 | (0.2) | — | 0.8 |
| Write-offs or other - charged against allowance[1] | — | 0.8 | 0.8 | (0.3) |
| Balance, December 31, 2023 | $ 2.9 | $ 0.6 | $ 3.5 | $ 2.9 |

[1] Write-offs or other activity (e.g., reclassifications of fully reserved balances from cash basis treatment).

Refer to Note 12 – Leases - The Company as a Lessor for discussion on current period charges related to the Company's assessment of collectability on amounts due under leases. Note that under ASC Topic 842, *Leases*, such charges and reserve activity reflect a reversal of the revenue and receivable balance originally recorded.

The allowance for credit losses for Land Operations financing receivables relates to collateral-dependent receivables resulting from the sales of unimproved legacy property or development parcels that involve a financing component. The collectability of each of the financing receivables is assessed each reporting period using specific information, including among other factors, the credit quality of the counterparties in the transactions, as well as reasonable and supportable forecasts of future conditions that impact the collectability of the receivable.

The allowance for credit losses for Commercial Real Estate financing receivables relates to the Commercial Real Estate segment notes receivables from tenants related to rent relief arrangements with existing tenants and delinquent rent from terminated tenants. The Company evaluates the collectability of the Commercial Real Estate notes receivable each reporting period based on a combination of credit quality indicators, including, but not limited to, payment status, historical loan charge-offs, and financial strength of the borrower and guarantors.

Included below is a summary of the amortized cost basis of our financing receivables, included in other receivables, and credit quality indicator, summarized by year of origination, as well as a summary of our gross write offs by year of origination (in millions):

| | Year of Origination | | | | | | Balance as of |
| | 2023 | 2022 | 2021 | 2020 | 2019 | Prior | December 31, 2023 |
|---|---|---|---|---|---|---|---|
| Secured | $ 4.1 | $ 0.2 | $ 0.2 | $ 0.1 | $ — | $ 2.5 | $ 7.1 |
| Unsecured | 15.0 | 0.3 | 0.1 | 0.3 | — | 1.6 | 17.3 |
| Total notes receivable | $ 19.1 | $ 0.5 | $ 0.3 | $ 0.4 | $ — | $ 4.1 | $ 24.4 |
| | | | | | | | |
| Year-to-date gross write-offs | — | — | — | — | — | — | — |

## 7.     Fair Value Measurements

### *Recurring Fair Value Measurements*

The Company records its interest rate swaps at fair value. The fair values of the Company's interest rate swaps are classified as Level 2 measurements in the fair value hierarchy and are based on the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date and are determined using interest rate pricing models and interest rate related observable inputs (refer to Note 9 – Derivative Instruments for fair value information regarding the Company's derivative instruments).

The following tables present the fair value of those assets and (liabilities) measured on a recurring basis as of December 31, 2023 and 2022, (in millions):

| | | Fair Value Measurements at December 31, 2023 | | | |
| Consolidated Balance Sheet Location | Total | Quoted Prices in Active Markets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Derivative financial instruments - interest rate swaps | Prepaid expenses and other assets | $ 4.1 | $ — | $ 4.1 | $ — |
| **Liabilities** | | | | | |
| Derivative financial instruments - interest rate swaps | Accrued and other liabilities | $ (2.7) | $ — | $ (2.7) | $ — |

| | | Fair Value Measurements at December 31, 2022 | | | |
| Consolidated Balance Sheet Location | Total | Quoted Prices in Active Markets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Derivative financial instruments - interest rate swaps | Prepaid expenses and other assets | $ 5.5 | $ — | $ 5.5 | $ — |
| **Liabilities** | | | | | |
| Derivative financial instruments - interest rate swaps | Accrued and other liabilities | $ (2.8) | $ — | $ (2.8) | $ — |

### *Non-Recurring Fair Value*

Certain financial and nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The Company's process for identifying and recording impairment is discussed in Note 2 – Significant Accounting Policies.

*Impairment of Long-lived Assets Held and Used and Finite-Lived Intangible Assets:* During the year ended December 31, 2023, the Company did not recognize any impairment of long-lived assets held and used or finite-lived intangible assets. During the year ended December 31, 2022, the Company recognized an impairment charge of $5.0 million related to related to parcels of conservation and agriculture zoned land on Oahu. The Company classifies these fair value measurements as Level 3 in the fair value hierarchy because they involve significant unobservable inputs such as cash flow projections, discount rates, and management assumptions.

*Impairment of Assets Held for Sale:* As of December 31, 2023, one CRE improved property met the criteria for classification as held for sale and accordingly, was measured at its fair value less costs to sell, resulting in an impairment charge of $2.2 million for the year ended December 31, 2023. As of December 31, 2022, as a result of the Grace Disposal Group's classification as held for sale, the Company measured the Grace Disposal Group at its fair value less costs to sell and recorded impairment of $89.8 million for the year ended December 31, 2022. The Company classifies these fair value measurements as Level 3 in the fair value hierarchy because it is determined using significant unobservable inputs such as management assumptions about expected sales proceeds from third parties.

The following tables present quantitative information about the significant unobservable inputs used to determine the fair value of long-lived assets held and used and assets held for sale, net for the years ended December 31, 2023 and 2022, (in millions):

| | Total | Total Gains (Losses) | Level 3 Fair Value Measurements Valuation Technique/ Unobservable Inputs | Weighted Average Discount Rate |
|---|---|---|---|---|
| **December 31, 2023** | | | | |
| Assets held for sale, net[1,2] | $ 14.2 | $ (2.2) | Contract value | N/A |
| Total | $ 14.2 | $ (2.2) | | |
| | | | | |
| **December 31, 2022** | | | | |
| Assets held for sale, net[1,3] | $ 50.0 | $ (89.8) | Indicative bids | N/A |
| Long-lived assets[4] | — | (5.0) | Discounted cash flows | 16% |
| Total | $ 50.0 | $ (94.8) | | |

[1] Assets or liabilities are presented in *Assets held for sale* or *Liabilities associated with assets held for sale*, respectively, in the Consolidated Balance Sheets. Impairment loss related to the CRE improved property recognized in 2023 is presented in *Impairment of Assets* in the Consolidated Statements of Operations. Impairment loss related to the Grace Disposal Group recognized in 2022 is presented in *Income (loss) from discontinued operations, net of income taxes* in the Consolidated Statements of Operations.

[2] Consists of assets held for sale related to the CRE improved property of $14.0 million, net of liabilities associated with assets held for sale of $0.1 million, and excludes estimated selling costs of $0.3 million.

[3] Consists of assets held for sale related to the Grace Disposal Group of $126.8 million, net of liabilities associated with assets held for sale of $81.0 million, and excludes estimated selling costs of $4.2 million.

[4] Included in *Real estate property* in the Consolidated Balance Sheets. Impairment loss is presented in *Cost of Land Operations* in the Consolidated Statements of Operations.

*Abandoned development costs:* During the year ended December 31, 2023, the Company recorded an impairment charge of $2.6 million related to the abandonment of potential CRE development projects, which is presented in *Impairment of assets* in the Consolidated Statements of Operations.

***Financial Assets and Liabilities not Measured at Fair Value***

Financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash and cash equivalents, restricted cash, accounts and notes receivable, net and notes payable and other debt. The fair value of the Company's cash and cash equivalents, restricted cash, accounts receivable, net and short-term borrowings approximate their carrying values due to the short-term nature of the instruments, which is classified as Level 1 measurement in the fair value hierarchy.

The fair value of the Company's notes receivable approximated the carrying amount of $20.8 million and $1.9 million as of December 31, 2023 and 2022. The fair value of these notes is estimated using a discounted cash flow analysis in which the Company uses unobservable inputs such as market interest rates determined by the loan-to-value and market capitalization rates related to the underlying collateral at which management believes similar loans would be made, and is classified as a Level 3 measurement in the fair value hierarchy.

At December 31, 2023, the carrying amount of the Company's notes payable and other debt was $464.0 million and the corresponding fair value was $452.5 million. At December 31, 2022, the carrying amount of the Company's notes payable and other debt was $472.2 million and the corresponding fair value was $449.2 million. The fair value of debt is calculated by discounting the future cash flows of the debt at rates based on instruments with similar risk, terms and maturities as compared to the Company's existing debt arrangements, and is classified as a Level 3 measurement in the fair value hierarchy.

## 8. Notes Payable and Other Debt

As of December 31, 2023 and 2022, Notes payable and other debt consisted of the following (in millions):

| Debt | Interest Rate (%) | Maturity Date | | Principal Outstanding December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|---|
| *Secured:* | | | | | | |
| Laulani Village | 3.93% | 2024 | $ | 57.8 | $ | 59.0 |
| Pearl Highlands | 4.15% | 2024 | | 75.1 | | 77.3 |
| Photovoltaic Financing | (1) | (1) | | 4.1 | | 2.6 |
| Manoa Marketplace | (2) | 2029 | | 52.7 | | 54.5 |
| Subtotal | | | $ | 189.7 | $ | 193.4 |
| *Unsecured:* | | | | | | |
| Series A Note | 5.53% | 2024 | | 7.1 | | 14.2 |
| Series J Note | 4.66% | 2025 | | 10.0 | | 10.0 |
| Series B Note | 5.55% | 2026 | | 27.0 | | 36.0 |
| Series C Note | 5.56% | 2026 | | 9.0 | | 11.0 |
| Series F Note | 4.35% | 2026 | | 9.7 | | 15.2 |
| Series H Note | 4.04% | 2026 | | 50.0 | | 50.0 |
| Series K Note | 4.81% | 2027 | | 34.5 | | 34.5 |
| Series G Note | 3.88% | 2027 | | 22.1 | | 28.1 |
| Series L Note | 4.89% | 2028 | | 18.0 | | 18.0 |
| Series I Note | 4.16% | 2028 | | 25.0 | | 25.0 |
| Term Loan 5 | 4.30% | 2029 | | 25.0 | | 25.0 |
| Subtotal | | | $ | 237.4 | $ | 267.0 |
| *Revolving Credit Facilities:* | | | | | | |
| A&B Revolver | (3) | 2025 (4) | | 37.0 | | 12.0 |
| Subtotal | | | $ | 37.0 | $ | 12.0 |
| **Total debt (contractual)** | | | $ | 464.1 | $ | 472.4 |
| Unamortized debt issuance costs | | | | (0.1) | | (0.2) |
| Total debt (carrying value) | | | $ | 464.0 | $ | 472.2 |

(1) Financing leases have a weighted average discount rate of 4.75% and maturity dates ranging from 2027 to 2028

(2) Loan has a stated interest rate of SOFR plus 1.35%. Prior to August 1, 2023, loan had a stated interest rate of LIBOR plus 1.35%. Loan is swapped through maturity to a 3.14% fixed rate.

(3) Loan has a stated interest rate of SOFR plus 1.05% based on pricing grid, plus a SOFR adjustment of 0.10%. Prior to April 28, 2023, loan had a stated interest rate of LIBOR plus 1.05% based on a pricing grid. $50.0 million was swapped through June 2022 to a 2.40% fixed rate.

(4) A&B Revolver has two six-month optional term extensions.

The Company's notes payable and other debt is categorized between debt instruments secured by real estate improved properties or other assets ("Secured Debt"), unsecured notes payable and other term loans ("Unsecured Debt") and borrowings under revolving credit facilities ("Revolving Credit Facilities") which includes the existing revolving credit facility used for general Company purposes ("A&B Revolver").

**Secured Debt**

*Laulani Village:* In connection with asset acquisitions of commercial real estate improved properties made in the year ended December 31, 2018, the Company assumed a $62.0 million mortgage secured by Laulani Village that matures on May 1, 2024, and bears interest at 3.93%. The note required monthly interest only payments of approximately $0.2 million until May 2020. Thereafter, the note requires monthly principal and interest payments of approximately $0.3 million and a final principal payment of approximately $57.5 million due on May 1, 2024.

*Pearl Highlands:* In connection with the acquisition of Pearl Highlands Center in September 2013, the Company assumed a $59.3 million mortgage loan secured by the property. In December 2014, the loan was refinanced to increase the amount of the loan to $92.0 million (bearing interest at 4.15%). The refinanced loan requires monthly principal and interest payments of approximately $0.4 million and a final principal payment of approximately $73.0 million due on December 8, 2024.

*Manoa Marketplace:* In 2016, the Company, through wholly-owned subsidiaries, entered into a $60.0 million mortgage loan agreement secured by Manoa Marketplace with First Hawaiian Bank ("FHB"). The loan bears interest at a base rate, originally LIBOR, plus 1.35% and requires principal and interest payments over the term with a final principal payment of $41.7 million due on August 1, 2029. In 2023, the Company entered into a note modification agreement with FHB which transitioned the interest rate on the Manoa Marketplace mortgage loan from LIBOR to a benchmark based on SOFR effective August 1, 2023.

All other terms of the agreement remain substantially unchanged. The Company had previously entered into an interest rate swap agreement with a notional amount equal to the principal amount on the debt to fix the LIBOR-based variable interest rate on the related periodic interest payments at an effective rate of 3.14% (refer to Note 9 – Derivative Instruments). The interest rate swap agreement was also modified in 2023 to transition the variable interest rate from LIBOR to a benchmark based on SOFR.

*Assets Pledged as Collateral:* The gross book value of the commercial real estate assets pledged as collateral described above at December 31, 2023, was $365.2 million.

**Unsecured Debt**

*Prudential Series Notes:* In December 2015, the Company entered into an agreement (the "Prudential Agreement") with Prudential Investment Management, Inc. and its affiliates (collectively, "Prudential") for an unsecured note purchase and private shelf facility that enabled the Company to issue notes in an aggregate amount up to $450.0 million, less the sum of all principal amounts then outstanding on any notes issued by the Company or any of its subsidiaries to Prudential and the amounts of any notes that are committed under the Prudential Agreement. The Prudential Agreement (which amended and renewed a then-existing agreement) had an issuance period that ended in December 2018 and contained certain restrictive covenants for the notes issued under the Prudential Agreement. On August 31, 2021, the Company entered into an agreement with Prudential to amend certain covenants related to the Prudential Private Shelf Facility. All other terms of this agreement remain substantially unchanged. Borrowings under the uncommitted shelf facility bear interest at rates that were determined at the time of borrowing.

*Term Loan 5:* In November 2017, the Company entered into a rate lock commitment to draw $25.0 million under its Note Purchase and Private Shelf Agreement with AIG Asset Management (U.S.), LLC. Under the commitment, the Company drew $25.0 million in December 2017. The note bears interest at 4.30% and matures on December 20, 2029. Interest only is paid semi-annually and the principal balance is due at maturity. On August 31, 2021, the Company entered into an agreement with AIG Asset Management to amend certain covenants related to the AIG Private Shelf Facility. All other terms of this agreement remain substantially unchanged.

**Revolving credit facility**

*A&B Revolver:* In August 2021, the Company entered into a Third Amended and Restated Credit Agreement ("2021 A&B Revolver") with Bank of America N.A., as administrative agent, First Hawaiian Bank, KeyBank National Association, Wells Fargo Bank, National Association, and other lenders party thereto, which amended and restated the Company's existing $450.0 million committed under the Second Amended and Restated Credit Agreement ("2017 A&B Revolver") with Bank of America N.A., as administrative agent, First Hawaiian Bank, and other lenders party thereto. The 2021 A&B Revolver increased the total revolving commitments to $500.0 million, extended the term of the facility from September 15, 2022, to August 29, 2025, and includes two six-month extension options. In addition, the 2021 A&B Revolver amended certain covenants (see below) and reduced the interest rates and fees charged under the financials-based pricing grid of the 2017 A&B Revolver. On April 28, 2023, the Company entered into the First Amendment to the Third Amended and Restated Credit Agreement, which transitioned the interest rate from LIBOR to a benchmark based on SOFR, plus a SOFR adjustment of 0.10%. All other terms of the agreement remain substantially unchanged.

At December 31, 2023, the Company had $37.0 million of revolving credit borrowings outstanding with no letters of credit issued against the facility, and $463.0 million remained available.

**Covenants under 2021 A&B Revolver, Prudential Series Notes, and Term Loan 5 (subsequent to amendments)**

The principal financial covenants under the 2021 A&B Revolver, the Prudential Amendment, and the AIG Amendment are as follows:

- Maximum ratio of secured debt to total adjusted asset value of 0.40:1.00.
- Minimum shareholders' equity amount of $865.6 million plus 75% percent of the net proceeds received from equity issuances after June 30, 2021.
- Minimum unencumbered interest coverage ratio of 1.75:1.00.

**Debt principal payments**

At December 31, 2023, debt principal payments and maturities during the next five years and thereafter and the corresponding amount of unamortized deferred financing costs or debt discounts or premiums were as follows (in millions):

| | Scheduled Principal Payments | | | | | | | (Unamort Debt Issue Cost)/ (Discount) Premium | Total |
|---|---|---|---|---|---|---|---|---|---|
| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | Total Principal | | |
| Secured debt | $ 135.0 | $ 2.2 | $ 2.2 | $ 4.0 | $ 3.3 | $ 43.0 | $ 189.7 | $ — | $ 189.7 |
| Unsecured debt | 27.0 | 38.3 | 67.0 | 37.1 | 43.0 | 25.0 | 237.4 | (0.1) | 237.3 |
| Revolving credit facilities | — | 37.0 | — | — | — | — | 37.0 | — | 37.0 |
| Total Notes payable and other debt | $ 162.0 | $ 77.5 | $ 69.2 | $ 41.1 | $ 46.3 | $ 68.0 | $ 464.1 | $ (0.1) | $ 464.0 |

## 9.      Derivative Instruments

The Company is exposed to interest rate risk related to its variable-rate debt. The Company balances its cost of debt and exposure to interest rates primarily through its mix of fixed-rate and variable-rate debt. From time to time, the Company may use interest rate swaps to manage its exposure to interest rate risk.

## Interest Rate Swaps

As of December 31, 2023, the Company had three interest rate swap agreements, one of which was designated as a cash flow hedge. The key terms of the agreements are as follows (dollars in millions):

| Effective Date | Maturity Date | Fixed Interest Rate | Notional Amount at December 31, 2023 | Asset (Liability) Fair Value at December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|---|
| *Interest Rate Swap Agreements[1]* | | | | | |
| 4/7/2016 | 8/1/2029 | 3.14% | $ 52.7 | $ 4.1 | $ 5.5 |
| *Forward Interest Rate Swap Agreements[2]* | | | | | |
| 5/1/2024 | 12/9/2031 | 4.88% | $ 57.0 | $ (1.1) | $ (1.3) |
| 12/9/2024 | 12/9/2031 | 4.83% | $ 73.0 | $ (1.6) | $ (1.5) |

[1] In 2022, the Company terminated a $50.0 million notional interest rate swap agreement resulting in a realized gain of $0.5 million that is included within *Interest and other income (expense), net* during the year ended December 31, 2022.

[2] In 2022, the Company entered into two forward starting interest rate swap agreements with notional amounts of $57.0 million and $73.0 million in order to hedge interest rate fluctuations related to $130.0 million of future financing aligned with the effective and maturity dates listed. The Company initially designated the hedging relationship of the two forward interest swap agreements as cash flow hedges. As of December 31, 2023, the Company de-designated the hedging relationship related to the two forward interest rate swaps as it was determined that underlying cash flows related to the designated hedging relationships were no longer probable of occurring . The Company has not terminated the forward interest rate swap agreements.

The asset related to the interest rate swap designated as a cash flow hedge as of December 31, 2023 and 2022, is presented within *Prepaid expenses and other assets* in the consolidated balance sheets. The liabilities related to the forward starting interest rate swaps as of December 31, 2023 and 2022, are presented within *Accrued and other liabilities* in the consolidated balance sheets.

## Designated Hedging Instruments

For derivative instruments that are designated and qualify as cash flow hedges, changes in fair value of the cash flow hedges are recorded in *Accumulated other comprehensive income (loss)* and subsequently reclassified into *Interest expense* as interest is incurred on the related variable-rate debt. Periodic cash interest settlements related to cash flow hedges are presented as operating cash flows in the Company's consolidated statements of cash flows.

## Terminated and De-Designated Hedging Instruments

When it is probable that a forecasted hedged transaction will not occur, hedge accounting is discontinued, and amounts deferred in *Accumulated Other Comprehensive Income* are recognized immediately. For derivatives not designated as hedging instruments, including de-designated hedges, changes in fair value are recorded in *Interest and other income (expense), net*. During the years ended December 31, 2023 and 2022, the Company reclassified from *Accumulated other comprehensive income (loss)* and recognized in *Interest and other income (expense), net* a $2.7 million loss related to de-designated hedging relationships and a $0.5 million gain related to a terminated interest rate swap agreement, respectively.

## Statement of Comprehensive Income (Loss) Derivative Instruments Impact

The following table represents the pre-tax effect of the derivative instruments in the Company's consolidated statements of comprehensive income (loss) during the three years ended December 31, 2023, 2022, and 2021, (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Information regarding derivatives designated as hedging instruments** | | | |
| Amount of gain (loss) recognized in OCI on derivatives | $ 0.3 | $ 4.9 | $ 2.3 |
| Impact of reclassification adjustment to interest expense included in Net Income (Loss) | $ (1.7) | $ 0.5 | $ 1.6 |
| | | | |
| **Information regarding derivatives terminated and de-designated hedging instruments** | | | |
| Reclassification of interest rate derivative loss (gain) to interest and other income (expense), net included in Net Income (Loss) | $ 2.7 | $ (0.5) | $ — |

As of December 31, 2023, the Company expects to reclassify $1.9 million of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months.

## 10.  Commitments and Contingencies

### Commitments and other financial arrangements

Bonds related to the Company's real estate activities totaled $18.7 million as of December 31, 2023, and represent commercial bonds issued by third party sureties (permit, subdivision, license and notary bonds), which are not recorded as liabilities on the Company's consolidated balance sheets as of December 31, 2023. If drawn upon, the Company would be obligated to reimburse the surety that issued the bond for the amount of the bond, reduced for the work completed to date.

### Legal proceedings and other contingencies

Prior to the sale of approximately 41,000 acres of agricultural land on Maui to Mahi Pono Holdings, LLC ("Mahi Pono") in December 2018, the Company, through East Maui Irrigation Company, LLC ("EMI"), also owned approximately 16,000 acres of watershed lands in East Maui and held four water licenses to approximately 30,000 acres owned by the State of Hawaiʻi in East Maui. The sale to Mahi Pono included the sale of a 50% interest in EMI (which closed February 1, 2019), and provided for the Company and Mahi Pono, through EMI, to jointly continue the existing process to secure a long-term lease from the State for delivery of irrigation water to Mahi Pono for use in Central Maui.

The last of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. In 2001, a request was made to the State Board of Land and Natural Resources (the "BLNR") to replace these revocable permits with a long-term water lease. Pending the completion by the BLNR of a contested case hearing it ordered to be held on the request for the long-term lease, the BLNR has kept the existing permits on a holdover basis. Three parties (Healoha Carmichael; Lezley Jacintho; and Na Moku Aupuni O Koʻolau Hui) filed a lawsuit on April 10, 2015, (the "Initial Lawsuit") alleging that the BLNR has been renewing the revocable permits annually rather than keeping them in holdover status. The lawsuit challenged the BLNR's decision to continue the revocable permits for calendar year 2015 and asked the court to void the revocable permits and to declare that the renewals were illegally issued without preparation of an environmental assessment ("EA"). In December 2015, the BLNR decided to reaffirm its prior decisions to keep the permits in holdover status. This decision by the BLNR was challenged by the three parties. In January 2016, the court ruled in the Initial Lawsuit that the renewals were not subject to the EA requirement, but that the BLNR lacked legal authority to keep the revocable permits in holdover status beyond one year (the "Initial Ruling"). The Initial Ruling was appealed to the Intermediate Court of Appeals ("ICA") of the State of Hawaiʻi.

In May 2016, while the appeal of the Initial Ruling was pending, the Hawaiʻi State Legislature passed House Bill 2501, which specified that the BLNR has the legal authority to issue holdover revocable permits for the disposition of water rights for a period not to exceed three years. The governor signed this bill into law as Act 126 in June 2016. Pursuant to Act 126, the annual authorization of the existing holdover permits was sought and granted by the BLNR in December 2016, November 2017 and November 2018 for calendar years 2017, 2018 and 2019. No extension of Act 126 was approved by the Hawaiʻi State Legislature in 2019.

In June 2019, the ICA vacated the Initial Ruling, effectively reversing the determination that the BLNR lacked authority to keep the revocable permits in holdover status beyond one year (the "ICA Ruling"). The ICA remanded the case back to the trial court to determine whether the holdover status of the permits was both (a) "temporary" and (b) in the best interest of the State, as required by statute. The plaintiffs filed a motion with the ICA for reconsideration of its decision, which was denied on July 5, 2019. On September 30, 2019, the plaintiffs filed a request with the Supreme Court of Hawaiʻi to review and reverse the ICA Ruling. On November 25, 2019, the Supreme Court of Hawaiʻi granted the plaintiffs' request to review the ICA Ruling and, on May 5, 2020, oral argument was held.

On October 11, 2019, the BLNR took up the renewal of all the existing water revocable permits in the state, acting under the ICA Ruling, and approved the continuation of the four East Maui water revocable permits for another one-year period through December 31, 2020. On November 13, 2020, the BLNR approved another renewal of such permits through December 31, 2021.

On March 2, 2022, the Supreme Court of Hawaiʻi vacated the ICA's ruling relating to the BLNR's decision to continue the revocable permits for the calendar year 2015, holding that Hawaii Revised Statutes Chapter 343 (the Hawaii Environmental Policy Act) did apply to the permits. The court remanded the matter back to the Circuit Court to determine if any exceptions would apply and, if not, how HRS Chapter 343 should be applied in light of the steps taken by A&B/EMI toward the long-term water lease. The Supreme Court of Hawaiʻi also determined that the BLNR had the statutory authority to continue the permits for more than one year, but required the BLNR to make findings of fact and conclusions of law determining that the action would serve the best interests of the State. On remand, the Carmichael Plaintiffs filed a motion for partial summary judgment asking the Circuit Court to conclude that the BLNR and A&B/EMI violated HRS Chapter 343 when the BLNR continued the revocable permits for calendar year 2015. On December 21, 2023, the Circuit Court entered its order granting in part and denying in part the motion for partial summary judgment, determining that the BLNR and A&B/EMI had violated HRS Chapter

343 when the BLNR continued the revocable permits for calendar year 2015, but denying the plaintiffs' request for a declaration that A&B/EMI had no authority to divert any water until a final environmental impact statement had been accepted.

In the companion case brought by Na Moku Aupuni O Koʻolau Hui challenging the BLNR's decision to continue the revocable permits for calendar year 2016, Na Moku filed a motion asking for a decision on appeal and requesting that the Circuit Court limit the current diversion of water pursuant to the revocable permits and order the BLNR to allow Na Moku to intervene in the contested case hearing ordered by the Circuit Court in the Sierra Club litigation addressed below. On January 2, 2024, the Circuit Court entered its order granting Na Moku's request to invalidate the BLNR's decision reaffirming the holdover status of the revocable permits for calendar year 2016 and denying Na Moku's request to (1) impose a cap on the current amount of water diverted pursuant to the revocable permits, (2) order the BLNR to allow Na Moku to intervene in Sierra Club's contested case hearing; and (3) declare that A&B/EMI had no legal authority to divert water pursuant to then-valid revocable permits.

In a separate matter, on December 7, 2018, a contested case request filed by the Sierra Club (contesting the BLNR's November 2018 approval of the 2019 revocable permits) was denied by the BLNR. On January 7, 2019, the Sierra Club filed a lawsuit in the circuit court of the first circuit in Hawaiʻi against the BLNR, A&B and EMI, seeking to invalidate the 2019 and 2020 holdovers of the revocable permits for, among other things, failure to perform an EA. The lawsuit also sought to enjoin A&B/EMI from diverting more than 25 million gallons a day until a permit or lease is properly issued by the BLNR, and for the imposition of certain conditions on the revocable permits by the BLNR. The count seeking to invalidate the revocable permits based on the failure to perform an EA was dismissed by the court, based on the ICA Ruling in the Initial Lawsuit. The Sierra Club's lawsuit was amended to include a challenge to the BLNR's renewal of the revocable permits for calendar year 2020. After a full trial on the merits held beginning in August of 2020, the court ruled, on April 6, 2021, against the Sierra Club on its lawsuit challenging the 2019 and 2020 revocable permits. On February 17, 2022, the Sierra Club filed its notice of appeal challenging the decision on the August 2020 trial. The court separately considered a lawsuit filed by the Sierra Club appealing the BLNR's decision to deny it a contested case hearing on the 2021 revocable permits, which were granted by the BLNR on or about November 13, 2020. In that case, on May 28, 2021, the court issued an interim decision that the Sierra Club's due process rights were violated, ordered the BLNR to hold a contested case hearing on the 2021 permits, and that the permits would be vacated. On July 30, 2021, the court modified its ruling to say that the permits would not be invalidated, but left in place pending the outcome of the contested case hearing. The contested case hearing was held by the BLNR in December 2021 to address the continuation of the revocable permits for both calendar years 2021 and 2022 and the BLNR issued a decision on June 30, 2022. On December 27, 2021, while BLNR's decision in the contested case hearing was pending, the court further modified its ruling to allow the permits to remain in place until the earlier of May 1, 2022, the date on which the BLNR renders a substantive decision on the continuation of the permits for calendar year 2022, or further order of the court. On April 26, 2022, the court orally granted an extension of the May 1, 2022 deadline to the earlier of June 15, 2022, or the date on which the BLNR renders a substantive decision on the continuation of the permits for calendar year 2022, or as may be further ordered by the court. On June 1, 2022, the court granted an extension of the June 15, 2022 deadline to the earlier of July 15, 2022 or the date on which the BLNR renders a substantive decision on the continuation of the permits for calendar year 2022 or as may be further ordered by the court. On June 30, 2022, the BLNR issued its final decision on the contested case hearing on the permits for calendar years 2021 and 2022, approving the continuation of the permits through the end of calendar year 2022. The Company and the BLNR appealed the court's determination that the Sierra Club was entitled to a contested case hearing on the 2021 revocable permits. At the request of Sierra Club, the Intermediate Court of Appeals held oral argument on the matter on December 13, 2023. The court has not yet entered a decision on appeal.

On November 10, 2022, the BLNR voted to continue the revocable permits for calendar year 2023 and, at that same meeting, denied the Sierra Club's oral request for a contested case hearing. The Sierra Club subsequently submitted a written request to the BLNR for a contested case hearing on the continuation of the revocable permits, which the BLNR denied on December 9, 2022. On November 29, 2022, the Sierra Club filed an appeal of the BLNR's decisions to deny its oral request for a contested case hearing and to continue the revocable permits for 2023 and on December 15, 2022, the Sierra Club amended its appeal to also challenge the BLNR's denial of its written request for a contested case hearing. On June 16, 2023, the Circuit Court entered its Decision on Appeal; and Interim Modification of Permits Pursuant to HRS 91-14(g) in which the court concluded that the Sierra Club was again entitled to a contested case hearing on the continuation of the revocable permits for calendar year 2023. The court also modified the BLNR's decision to continue the revocable permits by reducing the cap to 31.50 million gallons per day. A&B/EMI filed motions to increase the modified cap and for leave to take an immediate appeal. On August 11, 2023, the court entered its order denying A&B/EMI's motion for leave to take an immediate appeal. On September 8, 2023, the court entered its ruling denying without prejudice A&B/EMI's motion to increase the modified cap. On August 17, 2023, Sierra Club filed its First Motion to Modify Permits, asking the court to impose conditions on the revocable permits requiring A&B/EMI to determine the water needs of the County of Maui Fire Department and to line one reservoir, which the court granted in part, ordering the parties to meet with the County of Maui Fire Department to discuss the Department's water needs.

On December 8, 2023, the BLNR issued a new revocable permit to the Company for calendar year 2024. On that same date, after the BLNR voted to grant the new revocable permit to the Company, Sierra Club made an oral request for a contested case hearing and, on December 18, 2023, filed a written request for the same. The BLNR has not decided on Sierra Club's requests for a contested case hearing.

In connection with A&B's obligation to continue the existing process to secure a long-term water lease from the State, A&B and EMI will defend against the remaining claims made by the Sierra Club.

In addition to the litigation described above, the Company is a party to, or may be contingently liable in connection with, other legal actions arising in the normal conduct of its businesses. While the outcomes of such litigation and claims cannot be predicted with certainty, in the opinion of management after consultation with counsel, the reasonably possible losses would not have a material effect on the Company's consolidated financial statements as a whole.

Further note that certain of the Company's properties and assets may become the subject of other types of claims and assessments at various times (e.g., environmental matters based on normal operations of such assets). Depending on the facts and circumstances surrounding such potential claims and assessments, the Company records an accrual if it is deemed probable that a liability has been incurred and the amount of loss can be reasonably estimated/valued as of the date of the financial statements.

## 11.    Revenue and Contract Balances

The Company generates revenue through its Commercial Real Estate and Land Operations segments. Through its Commercial Real Estate segment, the Company owns and operates a portfolio of commercial real estate properties and generates income (i.e., revenue) as a lessor through leases of such assets. Refer to Note 12 – Leases - The Company as a Lessor for further discussion of lessor income recognition. The Land Operations segment generates revenue from contracts with customers. The Company further disaggregates revenue from contracts with customers by revenue type when appropriate if the Company believes disaggregation best depicts how the nature, amount, timing and uncertainty of the Company's revenue and cash flows are affected by economic factors. Revenue by type for the years ended December 31, 2023, 2022, and 2021, was as follows (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Revenues: | | | |
| Commercial Real Estate | $ 194.0 | $ 187.2 | $ 174.1 |
| Land Operations: | | | |
| Development sales revenue | — | 8.1 | 16.0 |
| Unimproved/other property sales revenue | 12.3 | 19.9 | 41.3 |
| Other operating revenue | 2.6 | 15.3 | 22.6 |
| Land Operations | 14.9 | 43.3 | 79.9 |
| Total revenues | $ 208.9 | $ 230.5 | $ 254.0 |

Timing of revenue recognition may differ from the timing of invoicing to customers. Generally, unearned project-related costs will be earned over the next twelve months.

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers as of December 31, 2023 and 2022 (in millions):

| | 2023 | 2022 |
|---|---|---|
| Accounts receivable | $ 7.4 | $ 8.6 |
| Allowances (credit losses and doubtful accounts) | (2.9) | (2.5) |
| Accounts receivable, net of allowance for credit losses and allowance for doubtful accounts | $ 4.5 | $ 6.1 |
| Variable consideration[1] | $ 62.0 | $ 62.0 |
| Prepaid rent | 5.0 | 4.4 |
| Other deferred revenue | 3.4 | 2.4 |
| Deferred revenue | $ 70.4 | $ 68.8 |

[1] Variable consideration deferred as of the end of the periods related to amounts received in the sale of agricultural land on Maui in 2018 that, under revenue recognition guidance, could not be included in the transaction price.

For the years ended December 31, 2023 and 2022, the Company did not recognize any revenue related to the Company's variable consideration and other deferred revenue reported as of December 31, 2022 and 2021, respectively.

On December 17, 2018, A&B entered into a Purchase and Sale Agreement and Escrow Instructions (the "PSA") with Mahi Pono (the "Buyer") related to the sale of agricultural land on Maui. In connection with the sale, the Company deferred approximately $62.0 million of revenue related to certain performance obligations involving securing adequate water to support the Buyer's agricultural plans for the land, through an agreement with the State of Hawai'i to provide rights to access state water for agricultural irrigation ("State Water Lease"), as well as ensuring that the Buyer has continued access to water prior to the issuance of the State Water Lease. Under the terms of the PSA, the Company may be required to remit amounts up to $62.0 million to the Buyer to the extent performance obligations are not met (recorded as deferred revenue of $62.0 million as of December 31, 2023 and 2022).

Regarding other information related to the Company's contracts with customers, the amount of revenue recognized from performance obligations satisfied in prior periods (e.g., due to changes in transaction price) was not material in any of the periods presented.

## 12. Leases - The Company as a Lessor

The Company leases real estate property to tenants under operating leases. Such activity is primarily composed of operating leases within its CRE segment.

As a result of the coronavirus pandemic ("COVID-19"), the Company provided certain of its tenants rent relief arrangements during the years ended December 31, 2022 and 2021, which typically consisted of rent deferrals or other relief modifications that resulted in changes to fixed contractual lease payments for specified months. Consistent with lease accounting guidance and interpretations provided by the FASB for rent relief arrangements specifically related to COVID-19, the Company elected to treat such eligible lease concessions (i.e., such rent deferrals, fixed-to-variable modifications or payment forgiveness arrangements that do not result in a substantial increase in the rights of the lessor or obligations of the lessee) outside of the lease accounting modification framework.

For such eligible rent deferrals, the Company accounts for the event as if no changes to the lease contract were made and continues to record lease receivables and recognize income during the deferral period. For the eligible other relief modifications mentioned above that resulted in reductions to fixed contractual lease payments the Company reports, for periods covered by the modification, reduced rental income (i.e., revenue) equal to the agreed-upon amounts (offset by any variable lease payments). The Company assesses collectability on all such amounts due under leases and only recognizes revenue to the extent such amounts are probable of collection (or payment is received).

The historical cost of, and accumulated depreciation on, leased property as of December 31, 2023 and 2022, was as follows (in millions):

|  | 2023 | 2022 |
|---|---|---|
| Leased property - real estate | $ 1,607.9 | $ 1,572.0 |
| Less: accumulated depreciation | (228.7) | (201.8) |
| Property under operating leases - net[1] | $ 1,379.2 | $ 1,370.2 |

[1]Property under operating leases as of December 31, 2023 includes leased property included in assets held for sale.

Total rental income (i.e., revenue) under these operating leases relating to lease payments and variable lease payments were as follows (in millions):

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Lease payments | $ 134.3 | $ 130.8 | $ 121.3 |
| Variable lease payments | 60.9 | 58.5 | 54.1 |
| Revenues deemed uncollectible, net | (0.5) | 0.8 | 3.1 |
| Total rental income | $ 194.7 | $ 190.1 | $ 178.5 |

Contractual future lease payments to be received on non-cancelable operating leases as of December 31, 2023, were as follows (in millions):

|  |  |
|---|---|
| 2024 | $ 129.2 |
| 2025 | 115.1 |
| 2026 | 101.2 |
| 2027 | 89.0 |
| 2028 | 74.6 |
| Thereafter | 557.2 |
| Total future lease payments to be received | $ 1,066.3 |

## 13.     Leases - The Company as a Lessee

Principal non-cancelable operating leases include land that have lease terms that expire through 2031. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases. The Company has equipment under finance leases with terms that expire through 2028.

Lease expense for operating leases that provide for future escalations are accounted for on a straight-line basis. For the years ended December 31, 2023 and 2022, lease expense under operating and finance leases was as follows (in millions):

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Lease cost - operating and finance leases |  |  |  |
| Operating lease cost | $ 2.0 | $ 2.7 | $ 2.5 |
|  |  |  |  |
| Finance lease cost: |  |  |  |
| Amortization of right-of-use assets | 0.2 | 0.1 | — |
| Interest on lease liabilities | 0.1 | — | — |
| Total lease cost - operating and finance leases | $ 2.3 | $ 2.8 | $ 2.5 |

Other amounts relating to leases segregated between those for finance and operating leases include the following for the years ended December 31, 2023 and 2022 (dollars in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | |
| Operating cash outflows from operating leases | $ 2.0 | $ 2.7 | $ 2.5 |
| Operating cash outflows from financing leases | $ 0.1 | $ — | $ — |
| Financing cash flows from finance leases | $ 0.2 | $ 0.1 | $ — |
| **Other details:** | | | |
| Weighted-average remaining lease term (years) - operating leases | 2.5 | 3.0 | 3.7 |
| Weighted-average remaining lease term (years) - finance leases | 4.2 | 4.8 | 0.0 |
| Weighted-average discount rate - operating leases | 4.4 % | 4.2 % | 4.4 % |
| Weighted-average discount rate - finance leases | 4.8 % | 4.1 % | — % |

Future lease payments under non-cancelable operating and finance leases as of December 31, 2023, were as follows (in millions):

| | Operating Leases | Finance Leases |
|---|---|---|
| 2024 | $ 1.6 | $ 0.3 |
| 2025 | 0.1 | 0.3 |
| 2026 | 0.1 | 0.3 |
| 2027 | 0.1 | 2.0 |
| 2028 | 0.1 | 1.2 |
| Thereafter | 0.2 | — |
| Total lease payments | $ 2.2 | $ 4.1 |
| Less: Interest | (1.1) | — |
| Total lease liabilities | $ 1.1 | $ 4.1 |

ROU assets and lease liabilities related to operating leases are presented separately on the consolidated balance sheets. Information for finance leases as of the years ended December 31, 2023 and 2022, were as follows (in millions):

| | Consolidated Balance Sheet Location | 2023 | 2022 |
|---|---|---|---|
| **Assets** | | | |
| ROU assets | Real estate property, net | $ 4.2 | $ 2.6 |
| **Liabilities** | | | |
| Lease liabilities | Notes payable and other debt | $ 4.1 | $ 2.6 |

## 14. Share-based Payment Awards

On April 26, 2022, shareholders approved the Alexander & Baldwin, Inc. 2022 Omnibus Incentive Plan ("2022 Plan"). The 2022 Plan serves as the successor to the 2012 Incentive Compensation Plan ("2012 Plan") and allows for the granting of stock options, stock appreciation rights, stock awards, restricted stock units, dividend equivalent rights, and other awards. The 2012 Plan allowed for the granting of stock options, stock appreciation rights, stock awards, and restricted stock units, including an automatic grant program for non-employee directors. All awards outstanding under the 2012 Plan remain subject to the terms of the 2012 Plan. Effective April 26, 2022, no additional shares will be issued under the 2012 Plan. The shares of common stock authorized to be issued under the 2022 Plan are to be drawn from the shares of the Company's authorized but unissued common stock or from shares of its common stock that the Company acquired, including shares purchased on the open market or private transactions.

The 2022 Plan allows for the granting of up to 3.2 million shares in the form of stock options, restricted stock units or common stock, subject to adjustment for shares under the 2022 Plan or 2012 Plan that expire or are forfeited, canceled, or terminated for any reason prior to the issuance of the shares. This includes 2.5 million new shares and 0.7 million shares that carried over from the 2012 Plan. As of December 31, 2023, there were 3.0 million remaining shares available for future grants.

Under the 2022 Plan, shares of common stock or restricted stock units may be granted as time-based awards, market-based awards, or performance-based awards.

At each annual shareholder meeting, non-employee directors will receive an award of restricted stock units that entitle the holder to an equivalent number of shares of common stock upon vesting. The following table summarizes non-vested restricted stock unit activity for the year ended December 31, 2023, (in thousands, except weighted-average grant-date fair value amounts):

| | Restricted Stock Units | | Weighted-Average Grant-date Fair Value |
|---|---|---|---|
| Outstanding, January 1 | 562.4 | $ | 21.83 |
| Granted | 403.4 | $ | 21.82 |
| Vested | (279.1) | $ | 23.41 |
| Canceled | (61.8) | $ | 21.17 |
| Outstanding, December 31 | 624.9 | $ | 21.18 |

The time-based restricted stock units granted to employees vest ratably over a period of three years, except for the time-based restricted stock units granted to the former Chief Executive Officer in 2023, which will be issued one year from the award date. The time-based restricted stock units granted to non-employee directors vest over a one-year period. The market-based restricted stock units cliff vest over three years, provided that the total shareholder return of the Company's common stock over the relevant period meets or exceeds pre-defined levels of total shareholder returns relative to indices, as defined. The performance-based restricted stock units cliff vest over three years, based on the probability of achieving certain performance metrics.

As of December 31, 2023, there was $4.9 million of total unrecognized compensation cost related to non-vested restricted stock units granted under the 2022 Plan and 2012 Plan; that cost is expected to be recognized over a remaining weighted-average period of 1.8 years.

The fair value of the Company's time-based and performance-based awards was determined using the Company's stock price on the grant date. The fair value of the Company's market-based awards was estimated using the Company's stock price on the date of grant and the probability of vesting using a Monte Carlo simulation. The Monte Carlo simulation was performed with the following weighted-average assumptions:

| | 2023 Grants | 2022 Grants | 2021 Grants |
|---|---|---|---|
| Volatility of A&B common stock | 31.8% - 49.1% | 47.7 % | 47.2 % |
| Average volatility of peer companies | 33.6% - 48.2% | 51.1 % | 51.1 % |
| Risk-free interest rate | 3.8% - 4.5% | 1.4 % | 0.2 % |

The weighted-average grant date fair value of the restricted stock units granted in 2023, 2022, and 2021, was $21.82, $25.56, and $16.63, respectively. No compensation cost is recognized for actual forfeitures of restricted stock awards if an employee is terminated prior to rendering the requisite service period. The Company recognized no tax benefit upon vesting for the years ended December 31, 2023, 2022, and 2021.

The Company recognizes compensation cost net of actual forfeitures of restricted stock awards. A summary of compensation cost related to share-based payments is as follows for the years ended December 31, 2023, 2022, and 2021, (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Share-based expense: | | | |
| Time-based and market-based restricted stock units | $ 6.1 | $ 4.9 | $ 5.9 |
| Total share-based expense | 6.1 | 4.9 | 5.9 |
| Total recognized tax benefit | — | — | — |
| Share-based expense (net of tax) | $ 6.1 | $ 4.9 | $ 5.9 |
| | | | |
| Cash received upon option exercise | $ — | $ — | $ 1.4 |
| Intrinsic value of options exercised | $ — | $ — | $ 0.6 |
| Tax benefit realized upon option exercise | $ — | $ — | $ — |
| Fair value of stock vested | $ 9.1 | $ 5.6 | $ 5.4 |

## 15. Employee Benefit Plans

The Company provides a wide range of benefits to its existing employees and retired employees, including retiree health care benefits. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of service. The Company does not pre-fund these health care plans and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

*Pension Plan Termination*: On February 23, 2021, the Company's Board of Directors approved a plan to effect the termination of the A&B Retirement Plan for Salaried Employees of Alexander & Baldwin, LLC and the Pension Plan for Employees of A&B Agricultural Companies (collectively, the "Defined Benefit Plans"), which became effective on May 31, 2021. On June 30, 2022, the Company completed the termination of the Defined Benefit Plans by meeting the following criteria: (1) an irrevocable action to terminate the Defined Benefit Plans had occurred, (2) the Company was relieved of the primary responsibility of the Defined Benefit Plans, and (3) the significant risks related to the obligations of the Defined Benefit Plans and the assets used to effect the settlement was eliminated for the Company.

During the year ended December 31, 2022, the Company made cash contributions of $28.7 million to defined benefit plans, and in connection with the Defined Benefit Plans termination process, recorded a pre-tax settlement charge of $76.9 million within *Pension termination* in the consolidated statements of operations, which represents the acceleration of deferred charges previously included within accumulated other comprehensive loss and the impact of remeasuring the plan assets and obligations at termination. In addition, the Company recorded an income tax benefit of $18.3 million during the year ended December 31, 2022, to reclassify the tax effects in accumulated other comprehensive loss upon completion of the termination of the Defined Benefit Plans. As a result of the pension termination, the Company had no accumulated pension benefits obligation or defined benefit pension plan assets as of December 31, 2023 and 2022, and therefore, no corresponding investment policies, target asset allocations, expected rate-of-return on plan assets, or fair values.

*Benefit Obligations, Plan Assets and Funded Status of the Plans:* The measurement date for the Company's benefit plan disclosures is December 31 of each year. The status of the funded defined benefit pension plan and the unfunded accumulated post-retirement benefit plans as of December 31, 2023 and 2022, and are shown below (in millions):

| | Pension Benefits | | Other Post-retirement Benefits | | Non-qualified Plan Benefits | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Change in Benefit Obligation** | | | | | | |
| Benefit obligation at beginning of year | $ — | $ 227.2 | $ 8.1 | $ 12.6 | $ 2.0 | $ 3.1 |
| Service cost | — | 1.4 | 0.1 | 0.1 | — | — |
| Interest cost | — | 0.7 | 0.4 | 0.4 | 0.1 | 0.1 |
| Plan participants' contributions | — | — | 0.6 | 0.6 | — | — |
| Actuarial (gain) loss[2] | — | (44.5) | (0.1) | (2.2) | — | (0.6) |
| Benefits paid | — | (13.9) | (1.2) | (1.2) | — | — |
| Settlement | — | (170.9) | — | (2.2) | — | (0.6) |
| Benefit obligation at end of year | $ — | $ — | $ 7.9 | $ 8.1 | $ 2.1 | $ 2.0 |
| | | | | | | |
| **Change in Plan Assets** | | | | | | |
| Fair value of plan assets at beginning of year | $ — | $ 186.6 | $ — | $ — | $ — | $ — |
| Actual return on plan assets | — | (27.1) | — | — | — | — |
| Employer contributions | — | 25.3 | 0.6 | 2.8 | — | 0.6 |
| Participant contributions | — | — | 0.6 | 0.6 | — | — |
| Benefits paid | — | (13.9) | (1.2) | (1.2) | — | — |
| Settlement | — | (170.9) | — | (2.2) | — | (0.6) |
| Fair value of plan assets at end of year | $ — | $ — | $ — | $ — | $ — | $ — |
| | | | | | | |
| **Funded Status (Recognized Liability[1])** | $ — | $ — | $ (7.9) | $ (8.1) | $ (2.1) | $ (2.0) |

[1] Presented as *Accrued pension and post-retirement benefits* in the accompanying consolidated balance sheets as of December 31, 2023 and 2022.

[2] Defined benefit pension plan actuarial gains in the changes in benefit obligations for 2022 resulted primarily from favorable lump sum election and insurer annuity pricing upon pension termination.

*Estimated Benefit Payments:* The estimated future benefit payments for the next ten years are as follows (in millions):

| | 2024 | 2025 | 2026 | 2027 | 2028 | 2029-2033 |
|---|---|---|---|---|---|---|
| **Estimated Benefit Payments** | | | | | | |
| Post-retirement Benefits | $ 0.6 | $ 0.6 | $ 0.6 | $ 0.6 | $ 0.5 | $ 2.5 |
| Non-qualified Plan Benefits | 1.6 | 0.5 | — | — | — | — |
| Total | $ 2.2 | $ 1.1 | $ 0.6 | $ 0.6 | $ 0.5 | $ 2.5 |

*Estimated Future Contributions:* Contributions are determined annually for each plan by the Company's pension Administrative Committee, based upon the actuarial-determined minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, the Pension Protection Act of 2006, and the maximum deductible contribution allowed for tax purposes. During the years ended December 31, 2023, 2022, and 2021, the Company made contributions of $0.6 million, $28.7 million, and $7.4 million to its defined benefit plans, respectively. The Company's funding policy is to contribute cash to its defined benefit plans so that it meets at least the minimum contribution requirements. With the completion of the pension plan termination in 2022, the Company expects to make no further contributions to the defined benefit pension plans.

*Net Benefit Cost Recognized and Amounts Recognized in Other Comprehensive Income:* Components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during the years ended December 31, 2023, 2022, and 2021, are shown below (in millions):

| Components of Net Periodic Benefit Cost | Pension Benefits | | | Other Post-retirement Benefits | | | Non-qualified Plan Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Service cost | $ — | $ 1.4 | $ 1.2 | $ 0.1 | $ 0.1 | $ 0.1 | $ — | $ — | $ — |
| Interest cost | — | 0.7 | 5.1 | 0.4 | 0.4 | 0.3 | 0.1 | 0.1 | — |
| Expected return on plan assets | — | (2.6) | (5.0) | — | — | — | — | — | — |
| Amortization of net loss | — | 1.7 | 2.5 | — | 0.1 | — | — | 0.1 | 0.1 |
| Amortization of prior service cost | — | 0.1 | — | — | — | — | — | — | — |
| Pension termination | — | 76.7 | — | — | 0.1 | — | — | 0.1 | — |
| Net periodic benefit cost | $ — | $ 78.0 | $ 3.8 | $ 0.5 | $ 0.7 | $ 0.4 | $ 0.1 | $ 0.3 | $ 0.1 |
| **Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)** | | | | | | | | | |
| Net gain (loss) | $ — | $ 14.4 | $(28.0) | $ 0.1 | $ 2.2 | $ 0.6 | $ — | $ 0.4 | $ — |
| Amortization of net loss[1] | — | 1.7 | 2.6 | — | 0.1 | 0.1 | — | 0.1 | 0.1 |
| Amortization of prior service credit[1] | — | 0.1 | — | — | — | — | — | — | — |
| Pension termination[1] | — | 76.7 | — | — | 0.1 | — | — | 0.1 | — |
| Income taxes related to other comprehensive income (loss)[1] | — | (18.3) | — | — | (0.1) | — | — | 0.1 | — |
| Total recognized in Other comprehensive income (loss) | — | 74.6 | (25.4) | 0.1 | 2.3 | 0.7 | — | 0.7 | 0.1 |
| Total recognized in net periodic benefit cost and Other comprehensive income (loss) | $ — | $ (3.4) | $(29.2) | $ (0.4) | $ 1.6 | $ 0.3 | $ (0.1) | $ 0.4 | $ — |

[1] Represents amortization or recognition of balances previously recorded to *Accumulated other comprehensive income (loss)* in the consolidated balance sheets and recognized as a component of net periodic benefit cost.

Other components of net periodic benefit costs (other than the service cost component) are recorded in *Interest and other income (expense), net* in the consolidated statements of operations.

Amounts recognized on the consolidated balance sheets in accumulated other comprehensive income (loss) as of December 31, 2023 and 2022, were as follows (in millions):

| | Pension Benefits | | Other Post-retirement Benefits | | Non-qualified Plan Benefits | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Net gain (loss), net of taxes | $ — | $ — | $ 0.2 | $ 0.3 | $ — | $ — |
| Unrecognized prior service credit (cost), net of taxes | — | — | — | — | — | — |
| Total Accumulated other comprehensive income (loss) | $ — | $ — | $ 0.2 | $ 0.3 | $ — | $ — |

Unrecognized gains and losses of the post-retirement benefit plans are amortized over the average future lifetime of inactive participants in excess of a 10% corridor. Although current health costs are expected to increase, the Company attempts to mitigate these increases by maintaining caps on certain of its benefit plans, using lower cost health care plan options where possible, requiring that certain groups of employees pay a portion of their benefit costs, self-insuring for certain insurance plans, encouraging wellness programs for employees, and implementing measures to mitigate future benefit cost increases.

*Assumptions in Plan Accounting:* The weighted average assumptions used to determine benefit information during the years ended December 31, 2023, 2022, and 2021, were as follows:

| | Pension Benefits | | | Other Post-retirement Benefits | | | Non-qualified Plan Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| **Weighted Average Assumptions** | | | | | | | | | |
| Discount rate to determine benefit obligations | N/A | N/A | 2.26% | 5.15% | 5.41% | 2.86% | 5.19% | 5.24% | 1.68% |
| Discount rate to determine net cost | N/A | N/A | 2.39% | 5.41% | 3.51% | 2.48% | 5.24% | 1.68% | 1.07% |
| Rate of compensation increase | N/A | N/A | N/A | 0.5%-3.0% | 0.5%-3.0% | 0.5%-3.0% | N/A | N/A | N/A |
| Expected return on plan assets | N/A | N/A | 2.60% | N/A | N/A | N/A | N/A | N/A | N/A |
| Interest crediting rates | N/A | N/A | 2.15% | N/A | N/A | N/A | 2.15% | 2.15% | 2.15% |
| Initial health care cost trend rate | N/A | N/A | N/A | 6.20% | 5.90% | 5.90% | N/A | N/A | N/A |
| Ultimate rate | N/A | N/A | N/A | 4.00% | 4.00% | 4.00% | N/A | N/A | N/A |
| Year ultimate rate is reached | N/A | N/A | N/A | 2045 | 2045 | 2045 | N/A | N/A | N/A |

*A&B Defined Contribution Plans*: The Company sponsors defined contribution plans that qualify under Section 401(k) of the Code and provides matching contributions of up to 3% of eligible compensation. The Company's matching contributions expensed under these plans totaled $0.5 million, $0.6 million, and $0.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Company also maintains profit sharing plans and, if a minimum threshold of Company performance is achieved, provides contributions of 1% to 5%, depending upon Company performance above the minimum threshold. There were $0.5 million, $0.8 million and $0.7 million of profit sharing contribution expenses recognized in the years ended December 31, 2023, 2022, and 2021, respectively.

During the year ended December 31, 2019, the Company amended the cash balance pension plan such that, effective January 1, 2020, benefit accruals under the cash balance formula would cease and would be replaced with a non-elective contribution of 3% of the participant's annual eligible compensation made by the Company into the participant's defined contribution plan. The Company's contribution expensed under this non-elective component of the defined contribution plan totaled $0.7 million, $0.7 million, and $0.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

## 16.    Income Taxes

The Company elected to be taxed as a REIT and operate in a manner that allows us to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2017. The Company's taxable REIT subsidiary ("TRS") filed separately as a C corporation. The Company also files separate income tax returns in various states.

As a REIT, the Company will generally be allowed a deduction for dividends that it pays, and therefore, will not be subject to United States federal corporate income tax on its taxable income that is currently distributed to shareholders. The Company may be subject to certain state gross income and franchise taxes, as well as taxes on any undistributed income and federal and state corporate taxes on any income earned by its TRS.

Distributions with respect to the Company's common stock can be characterized for federal income tax purposes as ordinary income, capital gains, unrecaptured section 1250 gains, return of capital, or a combination thereof. Taxable distributions paid for the years ended December 31, 2023, 2022, and 2021, were classified as ordinary income.

The income tax expense (benefit) on income (loss) from continuing operations for the years ended December 31, 2023, 2022, and 2021, consisted of the following (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | $ (18.0) | $ 0.1 |
| State | — | (0.3) | (0.1) |
| Total Current | $ — | $ (18.3) | $ — |
| Deferred: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Total Deferred | $ — | $ — | $ — |
| Income tax expense (benefit) | $ — | $ (18.3) | $ — |

Income tax expense (benefit) for the years ended December 31, 2023, 2022, and 2021, differs from amounts computed by applying the statutory federal rate to income from continuing operations before income taxes for the following reasons (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Computed federal income tax expense (benefit) | $ 8.6 | $ 3.9 | $ 15.8 |
| State income taxes | — | (1.5) | 1.4 |
| Changes in valuation allowances | 1.0 | 5.3 | (8.0) |
| REIT rate differential | (9.3) | (7.8) | (9.0) |
| Nontaxable or nondeductible items | (0.1) | — | — |
| Share-based compensation | (0.2) | (0.1) | 0.1 |
| Effective rate differences between current and deferred taxes | — | 0.4 | (0.5) |
| Pension termination | — | (18.3) | — |
| Other, net | — | (0.2) | 0.2 |
| Income tax expense (benefit) | $ — | $ (18.3) | $ — |

The change in the Company's effective tax rate for the year ended December 31, 2023, as compared to the year ended December 31, 2022, is primarily due to the termination of the Company's Defined Benefit Plans in 2022, impairments incurred in 2022 and 2023, and changes in the valuation allowance on deferred tax assets during the year due to the sale of the Grace Disposal Group.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022, were as follows (in millions):

|  | 2023 | 2022 |
|---|---|---|
| **Deferred tax assets:** | | |
| Employee benefits | $ 4.4 | $ 6.3 |
| Capitalized costs | 1.3 | 1.5 |
| Joint ventures and other investments | 6.0 | 6.0 |
| Impairment and amortization | 0.7 | 24.8 |
| Solar investment benefits | 15.2 | 14.9 |
| Insurance and other reserves | 6.0 | 7.2 |
| Disallowed interest expense | 10.5 | 8.9 |
| Net operating losses | 61.0 | 44.1 |
| Operating lease liability | — | 6.6 |
| Other | 3.9 | 1.0 |
| Total deferred tax assets | $ 109.0 | $ 121.3 |
| Valuation allowance | (109.0) | (109.8) |
| Total net deferred tax assets | $ — | $ 11.5 |
| | | |
| **Deferred tax liabilities:** | | |
| Property (including tax-deferred gains on real estate transactions) | $ — | $ 5.0 |
| Operating lease asset | — | 6.5 |
| Total deferred tax liabilities | $ — | $ 11.5 |
| | | |
| Net deferred tax assets (liabilities) | $ — | $ — |

Federal tax credit carryforwards at December 31, 2023, totaled $8.3 million, of which $8.1 million will expire in 2036 and $0.2 million will expire in 2039. State tax credit carryforwards at December 31, 2023, totaled $6.9 million and may be carried forward indefinitely under state law. As of December 31, 2023, the Company had gross federal net operating loss carryforwards of $224.2 million ($47.0 million tax-effected) that can be carried forward indefinitely under federal law. As of December 31, 2023, the Company had state net operating loss carryforwards of $276.0 million ($14.0 million tax-effected) that can be carried forward indefinitely.

A valuation allowance must be provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized, based upon consideration of all positive and negative evidence. Sources of evidence include, among other things, a history of pretax earnings or losses, expectations of future results, tax planning opportunities and appropriate tax law.

Due to the recent losses the Company has generated in its TRS, the Company believes that it is more likely than not that its U.S. and state deferred tax assets will not be realized as of December 31, 2023. The Company recorded a decrease in the valuation allowance of $0.8 million on its net U.S. and state deferred tax assets for the current period. Should the Company determine that it would be able to realize its deferred tax assets in the foreseeable future, an adjustment to the deferred tax assets may cause a material increase to income in the period such determination is made. Significant management judgment is required in determining the period in which reversal of a valuation allowance should occur. The net change to the valuation allowance recorded during each of the years ended December 31, 2023, 2022, and 2021, was as follows (in millions):

|  | Balance at Beginning of Year | Net Change | Balance at End of Year |
|---|---|---|---|
| 2023 | $ 109.8 | $ (0.8) | $ 109.0 |
| 2022 | $ 109.6 | $ 0.2 | $ 109.8 |
| 2021 | $ 104.0 | $ 5.6 | $ 109.6 |

The Company receives an income tax benefit for exercised stock options calculated as the difference between the fair market value of the stock issued at the time of exercise and the option exercise price, tax-effected. The Company also receives an income tax benefit for restricted stock units when they vest, measured as the fair market value of the stock issued at the time of vesting, tax effected. Due to the Company's valuation allowance in the respective periods, there were no net tax benefits recognized from share-based transactions for the years ended December 31, 2023, 2022, and 2021.

The Company recognizes accrued interest and penalties on income taxes as a component of income tax expense. As of December 31, 2023, accrued interest and penalties were not material. The Company has not identified any material unrecognized tax positions and as such has no related interest or penalty accruals.

As of December 31, 2023, tax years 2020 and later are open to audit by the tax authorities. The Company does not believe that the result of any potential audits will have a material adverse effect on its results of operations, financial condition or liquidity.

## 17. Earnings Per Share ("EPS")

Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocated to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocated to common shares by the weighted-average number of common shares outstanding for the period, as adjusted for the potential dilutive effect of non-participating share-based awards, as well as adjusted by the number of additional shares, if any, that would have been outstanding had the potentially dilutive common shares been issued.

The following table provides a reconciliation of income (loss) from continuing operations to net income (loss) for the years ended December 31, 2023, 2022, and 2021 (in millions):

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Income (loss) from continuing operations | $ 40.8 | $ 37.1 | $ 75.4 |
| Distributions and allocations to participating securities | (0.1) | (0.2) | (0.3) |
| Income (loss) from continuing operations available to A&B shareholders | 40.7 | 36.9 | 75.1 |
| Income (loss) from discontinued operations available to A&B shareholders | (7.8) | (86.6) | (39.6) |
| Exclude: Loss (income) attributable to discontinued noncontrolling interest | (3.2) | (1.1) | (0.4) |
| Net income (loss) available to A&B common shareholders | $ 29.7 | $ (50.8) | $ 35.1 |

The number of shares used to compute basic and diluted earnings per share for the years ended December 31, 2023, 2022, and 2021:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Denominator for basic EPS - weighted average shares outstanding | 72.6 | 72.6 | 72.5 |
| Effect of dilutive securities: | | | |
| Restricted stock unit awards | 0.2 | 0.2 | 0.1 |
| Denominator for diluted EPS - weighted average shares outstanding | 72.8 | 72.8 | 72.6 |

There were 0.1 million, 0.1 million, and zero shares of anti-dilutive securities outstanding during the years ended December 31, 2023, 2022, and 2021 respectively.

## 18. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive loss, net of taxes, were as follows for the years ended December 31, 2023 and 2022 (in millions):

|  | 2023 | 2022 |
|---|---|---|
| Employee benefit plans: | | |
| Post-retirement plans | (0.2) | (0.3) |
| Non-qualified benefit plans | — | — |
| Total employee benefit plans | (0.2) | (0.3) |
| Interest rate swap | 3.4 | 2.1 |
| Accumulated other comprehensive income (loss) | $ 3.2 | $ 1.8 |

The changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2023, 2022, and 2021 were as follows (in millions, net of tax):

| | Employee Benefit Plans | | Interest Rate Swap | | Total | |
|---|---:|---|---:|---|---:|---|
| Balance, January 1, 2021 | $ | (53.3) | $ | (6.7) | $ | (60.0) |
| Other comprehensive income (loss) before reclassifications, net of taxes of $0 | | (27.4) | | 2.3 | | (25.1) |
| Amounts reclassified from accumulated other comprehensive income (loss), net of taxes of $0 | | 2.8 | | 1.6 | | 4.4 |
| Balance, December 31, 2021 | $ | (77.9) | $ | (2.8) | $ | (80.7) |
| Other comprehensive income (loss) before reclassifications, net of taxes of $0 | | 17.0 | | 4.9 | | 21.9 |
| Amounts reclassified from accumulated other comprehensive income (loss), net of taxes of $0 | | 78.9 | | — | | 78.9 |
| Taxes on other comprehensive income (loss) | $ | (18.3) | $ | — | $ | (18.3) |
| Balance, December 31, 2022 | $ | (0.3) | $ | 2.1 | $ | 1.8 |
| Other comprehensive income (loss) before reclassifications, net of taxes of $0 | | 0.1 | | 0.3 | | 0.4 |
| Amounts reclassified from accumulated other comprehensive income (loss), net of taxes of $0 | | — | | 1.0 | | 1.0 |
| Balance, December 31, 2023 | $ | (0.2) | $ | 3.4 | $ | 3.2 |

The reclassifications of other comprehensive income (loss) components out of accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022, and 2021, were as follows (in millions):

| | | 2023 | | 2022 | | 2021 |
|---|---|---:|---|---:|---|---:|
| Cash flow hedges: | | | | | | |
| Unrealized interest rate derivative gain (loss) | $ | 0.3 | $ | 4.9 | $ | 2.3 |
| Reclassification adjustment to interest expense included in Net Income (Loss) | | (1.7) | | 0.5 | | 1.6 |
| Reclassification of interest rate derivative loss (gain) to interest and other income (expense), net included in Net Income (Loss) | | 2.7 | | (0.5) | | — |
| Employee benefit plans: | | | | | | |
| Actuarial gain (loss) | | 0.1 | | 17.0 | | (27.4) |
| Amortization of defined benefit pension items reclassified to net periodic pension cost: | | | | | | |
| Net loss[1] | | — | | 1.9 | | 2.8 |
| Amortization of prior service credit[1] | | — | | 0.1 | | — |
| Pension termination | | — | | 76.9 | | — |
| Total before income tax | $ | 1.4 | $ | 100.8 | $ | (20.7) |
| Income taxes related to other comprehensive income (loss) | | — | | (18.3) | | — |
| Other comprehensive income (loss), net of tax | $ | 1.4 | $ | 82.5 | $ | (20.7) |

[1] This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 15 – Employee Benefit Plans).

## 19.    Segment Results

Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The accounting policies of the operating segments are described in Note 2 – Significant Accounting Policies. The Company measures and evaluates operating segments based on operating profit, exclusive of interest expense, general corporate expenses and income taxes. Revenues related to transactions between reportable segments have been eliminated in consolidation. Transactions between reportable segments are accounted for on the same basis as transactions with unrelated third parties.

Prior to December 31, 2022, the Company operated and reported on three segments: Commercial Real Estate; Land Operations; and Materials & Construction. During the fourth quarter of 2022, the Company progressed on its simplification efforts related to the divestiture of its materials & construction business. The Grace Disposal Group, which was reclassified as held for sale and discontinued operations as of December 31, 2022, made up the majority of activity in the Company's former M&C segment. Accordingly, the former M&C segment was eliminated and the segment information presented herein excludes the results of the Grace Disposal Group for all periods presented. All comparable information for the historical periods was restated to reflect the impact of these changes. As a result of these changes, the Company now operates and reports on two segments: Commercial Real Estate and Land Operations.

The Commercial Real Estate segment owns, operates and manages a portfolio of retail, industrial and office properties in Hawaiʻi totaling 3.9 million square feet of gross leasable area. The Company also owns approximately 142.0 acres of commercial land in Hawaiʻi, of which substantially all is leased pursuant to urban ground leases.

The Land Operations segment generates its revenues from real estate development and land sales, income/loss from joint ventures, and other legacy business activities in Hawaiʻi. Historically, this segment also generated revenues from the sale of hydroelectric energy until the disposal of McBryde Resources Inc. during 2022, and trucking and storage services until the disposal of Kahului Trucking & Storage, Inc. during 2023.

Operating segment information for the years ended December 31, 2023, 2022, and 2021 is summarized below (in millions):

| | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| **Operating Revenue:** | | | | | | |
| Commercial Real Estate | $ | 194.0 | $ | 187.2 | $ | 174.1 |
| Land Operations[1] | | 14.9 | | 43.3 | | 79.9 |
| Total operating revenue | | 208.9 | | 230.5 | | 254.0 |
| **Operating Profit (Loss):** | | | | | | |
| Commercial Real Estate[2] | | 81.2 | | 81.5 | | 72.6 |
| Land Operations[1,3,4] | | 10.8 | | (1.4) | | 53.2 |
| Total operating profit (loss)[1] | | 92.0 | | 80.1 | | 125.8 |
| Gain (loss) on disposal of commercial real estate properties, net | | — | | — | | 2.8 |
| Interest expense | | (23.0) | | (22.0) | | (26.2) |
| Corporate and other expense[5] | | (28.2) | | (39.3) | | (27.0) |
| **Income (Loss) from Continuing Operations Before Income Taxes** | $ | 40.8 | $ | 18.8 | $ | 75.4 |
| | | | | | | |
| **Identifiable Assets:** | | | | | | |
| Commercial Real Estate | $ | 1,479.8 | $ | 1,499.9 | $ | 1,499.5 |
| Land Operations[6] | | 112.4 | | 112.0 | | 144.5 |
| Other | | 40.0 | | 48.6 | | 81.1 |
| Assets Held for Sale | | 14.0 | | 126.8 | | 154.7 |
| Total assets | $ | 1,646.2 | $ | 1,787.3 | $ | 1,879.8 |
| | | | | | | |
| **Capital Expenditures:** | | | | | | |
| Commercial Real Estate[7] | $ | 31.2 | $ | 21.4 | $ | 39.6 |
| Land Operations[8] | | — | | 0.2 | | 7.4 |
| Other | | — | | 0.1 | | 0.2 |
| Total capital expenditures | $ | 31.2 | $ | 21.7 | $ | 47.2 |
| | | | | | | |
| **Depreciation and Amortization:** | | | | | | |
| Commercial Real Estate | $ | 36.5 | $ | 36.5 | $ | 37.7 |
| Land Operations | | — | | 1.2 | | 1.1 |
| Other | | 0.3 | | 0.3 | | 0.8 |
| Total depreciation and amortization | $ | 36.8 | $ | 38.0 | $ | 39.6 |

[1] In 2022, as a result of the Grace Disposal Group's classification as held for sale and discontinued operations, the Company changed the composition of its reportable segments based on how the CODM assesses the Company's performance, which caused reported amounts (i.e. operating profit) related to one joint venture in the historical period to be reclassified from the former M&C segment to Land Operations, which changed Land Operations Operating Profit (Loss) by $(2.5) million and Total operating profit (loss) by $38.3 million for the year ended December 31, 2021. All comparable information for the historical periods has been restated to reflect the impact of these changes.

[2] Commercial Real Estate segment operating profit (loss) includes intersegment operating revenue, primarily from the Land Operations segment, as well as pension termination charges of $0.7 million for the year ended December 31, 2022.

[3] Land Operations segment operating profit (loss) includes $1.9 million, $1.6 million, and $17.9 million of equity in earnings (losses) from the Company's various joint ventures for the years ended December 31, 2023, 2022, and 2021, respectively.

[4] Land Operations segment operating profit (loss) includes pension termination charges of $62.2 million for the year ended December 31, 2022, as well as a gain on sale of non-core assets, net, of $54.0 million for the year ended December 31, 2022, related to the McBryde transaction (Note 20 – Sale of Business).

[5] Corporate and other expense includes pension termination charges of $14.0 million for the year ended December 31, 2022, related to the 2022 termination of the defined benefit plans.

[6] The Land Operations segment includes assets related to its investment in various joint ventures. As a result of the change in the composition of the Land Operations segment in 2022, as noted above, total identifiable assets increased $23.4 million as of December 31, 2021.

[7] Represents gross capital additions to the commercial real estate portfolio, including gross tax deferred property purchases but excluding the assumption of debt, that are reflected as non-cash transactions in the consolidated statements of cash flows.

[8] Excludes expenditures for real estate developments held for sale, which are classified as cash flows from operating activities within the consolidated statements of cash flows, and excludes investment in joint ventures classified as cash flows from investing activities.

## 20.     Sale of Business

**Grace Disposal Group**

On November 15, 2023, the Company sold the Grace Disposal Group to Nan, Inc., an unrelated third party, for total consideration of $57.5 million, which consisted of cash proceeds of $42.5 million and a $15.0 million promissory note. The promissory note had a maturity date of January 5, 2024 and did not accrue interest. The note was paid in full in January 2024. In connection with the sale, the Company recognized a net loss on disposition of $13.2 million for the year ended December 31, 2023, which is presented within *Income (loss) from discontinued operations, net of income taxes* in the consolidated statements of operations. In addition, the Company was released by Grace Pacific's third-party sureties from all indemnity obligations relating to Grace Pacific's construction bonds (bid, performance and payment bonds). The assets and liabilities associated with the Grace Disposal Group are classified as held for sale in the consolidated balance sheets as of December 31, 2022, and financial results are classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented.

**McBryde Legacy Business**

On June 30, 2022, the Company sold to Brue Baukol Capital Partners, an unrelated third party, approximately 18,900 acres of primarily conservation and agricultural land on the island of Kauai and 100% of the Company's ownership interest in McBryde Resources, Inc., the operator of hydroelectric power facilities on Kauai, in exchange for cash proceeds and escrow receivables of $73.9 million and $0.9 million, respectively. In connection with the sale, the Company recognized a net gain of $54.0 million for the year ended December 31, 2022, which is presented within *Gain (loss) on disposal of non-core assets, net* in the consolidated statements of operations. The disposal was not considered individually significant and does not qualify for presentation and disclosure as a discontinued operation.

## 21. Held for Sale and Discontinued Operations

In November 2023, the Company entered into a disposition agreement with an unrelated third party for the sale of Waipouli Town Center, a retail property within our Commercial Real Estate segment. The transaction is structured to qualify under section §1031 of the Code. In order to allow time for the Company to identify suitable replacement property, the Company has up to one year from the agreement execution date to close the transaction, at its option. The Company determined that the property met the criteria to be classified as held for sale as of the agreement execution date of November 15, 2023, but would not be considered discontinued operations as it neither represents a strategic shift, nor will it have a material impact on the Company's operations and financial results. Accordingly, we measured the assets and liabilities associated with the property at fair value less any costs to sell as of December 31, 2023, and recorded impairment of $2.2 million in the fourth quarter of 2023. The impairment charge is presented in *Impairment of Assets* in the consolidated statements of operations for the year ended December 31, 2023. The assets and liabilities associated with Waipouli Town Center are presented in the consolidated balance sheets as *Assets held for sale* and *Liabilities associated with assets held for sale* as of December 31, 2023.

In December 2022, in connection with the evaluation of strategic alternatives to monetize and dispose of Grace Pacific and the Company-owned quarry land on Maui, the Company's Board of Directors authorized Management to complete a sale of the Grace Disposal Group. In conjunction with the Board's authorization, the Company concluded that the Grace Disposal Group met the criteria for classification as held for sale and discontinued operations as of December 31, 2022, as it represented a strategic shift and was expected to have a material impact on the Company's operations and financial results. Accordingly, the assets and liabilities associated with the Grace Disposal Group are presented in the consolidated balance sheets as *Assets held for sale* and *Liabilities associated with assets held for sale* as of December 31, 2022, and the results of operations are presented as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. As a result of the Grace Disposal Group's classification as held for sale, the assets and liabilities associated with the Grace Disposal Group were measured at fair value less any costs to sell as of December 31, 2022, and impairment of $89.8 million was recorded in the fourth quarter of 2022.

Refer to Note 7 – Fair Value Measurements for additional discussion of the inputs used to determine the fair value of assets held for sale.

The following table presents information related to the major classes of assets and liabilities that were classified as held for sale in the consolidated balance sheets as of December 31, 2023 and 2022 (in millions):

|  | 2023 | 2022 |
|---|---|---|
| Real estate investments |  |  |
| Real estate property | $ 17.6 | $ — |
| Accumulated depreciation | $ (1.8) | $ — |
| Real estate property, net | $ 15.8 | $ — |
| Real estate intangible assets, net | $ 0.3 | $ — |
| Real estate investments, net | $ 16.1 | $ — |
| Cash and cash equivalents | $ — | $ 0.1 |
| Accounts receivable and retention, net of allowance for credit losses and allowance for doubtful accounts of zero and $0.4 million as of December 31, 2023, and December 31, 2022, respectively | — | 30.8 |
| Inventories | — | 45.0 |
| Other property, net | — | 67.4 |
| Operating lease right-of-use assets | — | 31.3 |
| Prepaid expenses and other assets | 0.1 | 42.0 |
| Less: Impairment recognized on classification as held for sale | (2.2) | (89.8) |
| Total Assets held for sale | $ 14.0 | $ 126.8 |
|  |  |  |
| Notes payable and other debt | $ — | $ 14.1 |
| Accounts payable | — | 10.2 |
| Operating lease liabilities | — | 31.3 |
| Accrued and other liabilities | 0.1 | 25.4 |
| Total Liabilities associated with assets held for sale | $ 0.1 | $ 81.0 |

The following table summarizes income (loss) from discontinued operations included in the Consolidated Statements of Operations for the three years ended December 31, 2023, 2022, and 2021, (in millions):

| | 2023[1] | 2022 | 2021 |
|---|---|---|---|
| Revenue | $ 201.2 | $ 171.2 | $ 126.2 |
| Cost of sales[2] | (178.1) | (153.5) | (121.0) |
| Selling, general and administrative | (15.8) | (14.5) | (15.6) |
| Impairment of assets | — | (89.8) | (26.1) |
| Gain (loss) on disposal of non-core assets, net | (13.2) | 0.1 | 0.1 |
| Operating income (loss) from discontinued operations[1] | (5.9) | (86.5) | (36.4) |
| Income (loss) related to joint ventures | (1.5) | (0.4) | (0.4) |
| Impairment of equity method investments | — | — | (2.9) |
| Interest and other income (expense), net | 0.1 | 0.5 | 0.2 |
| Interest expense | (0.5) | (0.2) | (0.1) |
| Income (loss) from discontinued operations before income taxes[1] | (7.8) | (86.6) | (39.6) |
| Income tax benefit (expense) attributable to discontinued operations | — | — | — |
| Income (loss) from discontinued operations[1] | (7.8) | (86.6) | (39.6) |
| Loss (income) attributable to discontinued noncontrolling interest | (3.2) | (1.1) | (0.4) |
| Income (loss) from discontinued operations attributable to A&B Shareholders[1] | $ (11.0) | $ (87.7) | $ (40.0) |

[1]Income (loss) from discontinued operations for year ended December 31, 2023 relates to the Grace Disposal Group only as Waipouli Town Center did not meet the criteria for discontinued operations.

[2]Includes $(0.1) million, $(0.4) million, and $(1.1) million in costs associated with the resolution of liabilities from the Company's former sugar operations and previously presented in Income (loss) from discontinued operations for the years ended December 31, 2023, 2022, and 2021, respectively.

*Related Party Transactions within Discontinued Operations and Held for Sale:* The Company enters into contracts in the ordinary course of business, as a supplier, with affiliate entities that require accounting under the equity method due to the Company's financial interests in such entities and also with affiliate parties that are members in entities in which the Company also is a member and holds a controlling financial interest. Related to the periods during which such relationships existed, revenues earned from transactions with such affiliates were $13.7 million, $16.9 million and $9.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. Expenses recognized from transactions with such affiliates were $4.4 million, $4.8 million and $1.4 million for the years ended December 31, 2023, 2022, and 2021, respectively. Receivables from these affiliates were zero and $6.9 million as of December 31, 2023 and 2022, respectively. Amounts due to these affiliates were zero and $0.4 million as of December 31, 2023 and 2022, respectively.

## 22. Subsequent Events

On February 27, 2024, the Company's Board of Directors declared a cash dividend of $0.2225 per share of outstanding common stock, payable on April 5, 2024, to shareholders of record as of the close of business on March 15, 2024.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective.

### Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fiscal fourth quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Management's Annual Report on Internal Control Over Financial Reporting**

The management of Alexander & Baldwin, Inc. has the responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting only provides reasonable assurance with respect to financial statement presentation and preparation and cannot provide absolute assurance that all control issues and instances of fraud, if any, will be detected. Management does not expect that the Company's internal controls will prevent or detect all errors and all fraud. Additionally, the design of a control system must consider the benefits of the controls relative to their costs. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013). Based on its assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting. That report appears below.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the shareholders and the Board of Directors of Alexander & Baldwin, Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Alexander & Baldwin, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Honolulu, Hawaiʻi
February 29, 2024

## ITEM 9B. OTHER INFORMATION

### Rule 10b5-1 Trading Arrangements

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as each term is defined in Item 408 of Regulation S-K) during the quarter ended December 31, 2023.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

**Directors**

For information about the directors of A&B, see the section captioned "Election of Directors" in A&B's proxy statement for the 2024 Annual Meeting of Shareholders ("A&B's 2024 Proxy Statement"), which section is incorporated herein by reference.

**Executive Officers**

As of February 14, 2024, the name of each executive officer of A&B (in alphabetical order), age (in parentheses), and present and prior positions with A&B and business experience for the past five years are given below.

Generally, the term of office of executive officers is at the pleasure of the Board of Directors. For a discussion of change in control agreements between A&B and certain of A&B's executive officers, and the Executive Severance Plan, see the subsections captioned "Other Potential Post-Employment Payments" in A&B's 2024 Proxy Statement, which subsections are incorporated herein by reference.

References within this section to A&B include the Company and Alexander & Baldwin, Inc. prior to the Holding Company Merger, which was completed on November 8, 2017 in order to facilitate the Company's conversion to a REIT. Also, references to "A&B Predecessor" are to Alexander & Baldwin, Inc. prior to its separation from Matson, Inc. on June 29, 2012.

*Meredith J. Ching (67)*

Executive Vice President, External Affairs, of A&B, 3/18-present; Senior Vice President, External Affairs, of A&B, 6/12-3/18; Senior Vice President, Government & Community Relations, of A&B Predecessor, 6/07-6/12; first joined A&B Predecessor in 1982.

*Clayton K. Y. Chun (46)*

Executive Vice President, Chief Financial Officer and Treasurer of A&B, 12/22-present; Senior Vice President of A&B, 2/19-11/22; Chief Accounting Officer of A&B, 1/18-11/22; Vice President of A&B, 3/18-1/19; Controller of A&B, 9/15-11/22.

*Derek T. Kanehira (58)*

Senior Vice President, Human Resources, of A&B, 5/20-present; Vice President and Director of HR Services, Hawaii Employers Council, 1/17-4/20; Vice President and Director of Human Resources, Hawaii National Bank, 5/13-1/17.

*Scott G. Morita (55)*

Vice President and Corporate Counsel of A&B, 11/21-present; Associate General Counsel of A&B, 7/18-10/21; Partner, Schlack Ito, 3/13-6/18.

*Lance K. Parker (50)*

Chief Executive Officer of A&B, 7/23-present; President of A&B, 1/23-present; Chief Operating Officer of A&B, 11/21-6/23; President of A&B Properties Hawai'i, LLC ("ABP"), 9/15-present; Executive Vice President of A&B, 3/18-1/23; Chief Real Estate Officer of A&B, 10/17-11/21; Senior Vice President of ABP, 6/13-8/15; first joined A&B Predecessor in 2004.

*Jeffrey W. Pauker (42)*

Executive Vice President of A&B, 5/23-present; Chief Investment Officer of A&B, 5/2023-present; Senior Vice President, Investments, of A&B 3/18-5/23; Vice President of ABP 4/15-present; first joined A&B Predecessor in 2012.

*Anthony J. Tommasino (40)*

Vice President and Controller of A&B, 10/22-present; Director, Financial Reporting and Technical Accounting, 6/21-9/22; Director, Corporate Accounting, The Gas Company, LLC, 3/20-6/21; Senior Manager, Deloitte & Touche LLP, 9/13-3/20.

**Corporate Governance**

For information about the Audit Committee of the A&B Board of Directors, see the section captioned "Board of Directors Information" in A&B's 2024 Proxy Statement, which section is incorporated herein by reference.

**Code of Ethics**

For information about A&B's Code of Ethics, see the subsection captioned "Code of Ethics" in A&B's 2024 Proxy Statement, which subsection is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

See the section captioned "Executive Compensation" and the subsection captioned "Compensation of Directors" in A&B's 2024 Proxy Statement, which section and subsection are incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See the section captioned "Shareholders' Security Ownership" and the subsection titled "Security Ownership of Directors and Executive Officers" in A&B's 2024 Proxy Statement, which section and subsection are incorporated herein by reference.

**Securities Authorized for Issuance Under Equity Compensation Plans**

Securities authorized for issuance under equity compensation plans at December 31, 2023, included:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c)[1] |
| Equity compensation plans approved by security holders | — | $0.00 | 3,028,189 |

[1] Under the 2022 Incentive Compensation Plan, 3,028,189 shares may be issued either as restricted stock grants, restricted stock unit grants, or stock option grants.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See the section captioned "Election of Directors" and the subsection captioned "Relationships and Transactions" in A&B's 2024 Proxy Statement, which section and subsection are incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accountant fees and services appears in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in A&B's 2024 Proxy Statement, which section is incorporated herein by reference.

**PART IV**

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**Financial Statements**

The financial statements are set forth in Item 8 of Part II above.

# Financial Statement Schedules
## SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

### Alexander & Baldwin, Inc.
### December 31, 2023

| (in millions) Description | Encumbrances (1) | Initial Cost Land | Initial Cost Buildings and Improvements | Costs Capitalized Subsequent to Acquisition Improvements | Carrying Costs | Gross Amounts of Which Carried at Close of Period Land | Buildings and Improvements | Total (2) | Accumulated Depreciation (3) | Date of Construction | Date Acquired/ Completed |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Commercial Real Estate Segment | | | | | | | | | | | |
| *Industrial :* | | | | | | | | | | | |
| Kapolei Enterprise Center (HI) | $ — | $ 7.9 | $ 16.8 | $ 0.7 | $ — | $ 7.9 | $ 17.5 | $ 25.4 | $ (2.7) | 2019 | 2019 |
| Harbor Industrial (HI) | — | 0.1 | — | 1.3 | — | 0.1 | 1.3 | 1.4 | (1.2) | 1930 | 2018 |
| Honokohau Industrial (HI) | — | 5.0 | 4.8 | 0.1 | — | 5.0 | 4.9 | 9.9 | (0.9) | Various | 2017 |
| Kailua Industrial/Other (HI) | — | 10.5 | 2.0 | 1.2 | — | 10.6 | 3.1 | 13.7 | (0.8) | Various | 2013 |
| Kakaako Commerce Center (HI) | 1.7 | 16.9 | 20.6 | 5.7 | — | 16.9 | 26.3 | 43.2 | (5.2) | 1969 | 2014 |
| Komohana Industrial Park (HI) | — | 25.2 | 10.8 | 1.9 | — | 25.4 | 12.5 | 37.9 | (4.7) | 1990 | 2010 |
| Opule Industrial (HI) | — | 10.9 | 27.1 | — | — | 10.9 | 27.1 | 38.0 | (3.6) | 2005-2006, 2018 | 2018 |
| P&L Warehouse (HI) | — | — | — | 1.8 | — | — | 1.8 | 1.8 | (0.9) | 1970 | 1970 |
| Port Allen (HI) | — | — | 0.7 | 2.3 | — | — | 3.0 | 3.0 | (2.4) | 1983, 1993 | 1983-1993 |
| Waipio Industrial (HI) | — | 19.6 | 7.7 | 1.6 | — | 19.7 | 9.2 | 28.9 | (3.3) | 1988-1989 | 2009 |
| Kahai Street Industrial (HI) | — | 4.4 | 2.0 | — | — | 4.4 | 2.0 | 6.4 | (0.1) | 1973 | 2021 |
| Maui Lani Industrial (HI) | — | 0.2 | 0.3 | — | — | 0.2 | 0.3 | 0.5 | — | 2010 | 2011-2014 |
| Kaomi Loop (HI) | — | 3.3 | 5.8 | — | — | 3.3 | 5.8 | 9.1 | (0.1) | 2005 | 2023 |
| | | | | | | | | | | | |
| *Office :* | | | | | | | | | | | |
| Kahului Office Building (HI) | — | 1.0 | 0.4 | 8.1 | — | 1.0 | 8.5 | 9.5 | (7.8) | 1974 | 1989 |
| Kahului Office Center (HI) | — | — | — | 4.8 | — | — | 4.8 | 4.8 | (4.1) | 1991 | 1991 |
| Lono Center (HI) | — | — | 1.4 | 1.6 | — | — | 3.0 | 3.0 | (1.9) | 1973 | 1991 |
| Gateway at Mililani Mauka South (HI) | — | 7.0 | 3.5 | 7.5 | — | 7.0 | 11.0 | 18.0 | (2.8) | 1992, 2006 | 2012 |
| | | | | | | | | | | | |
| *Retail :* | | | | | | | | | | | |
| Aikahi Park Shopping Center (HI) | — | 23.5 | 6.7 | 20.7 | — | 26.0 | 24.9 | 50.9 | (6.3) | 1971 | 2015 |
| Gateway at Mililani Mauka (HI) | — | 7.3 | 4.7 | 7.1 | — | 7.8 | 11.3 | 19.1 | (3.2) | 2008, 2013 | 2011 |
| Hokulei Street (HI) | — | 16.9 | 36.5 | 3.2 | — | 17.0 | 39.6 | 56.6 | (7.4) | 2015 | 2018 |
| Kahului Shopping Center (HI) | — | — | — | 3.8 | — | 0.6 | 3.2 | 3.8 | (2.6) | 1951 | 1951 |
| Kailua Retail Other (HI) | — | 85.1 | 73.8 | 22.2 | — | 88.2 | 92.9 | 181.1 | (27.6) | Various | 2013 |
| Kaneohe Bay Shopping Ctr. (HI) | — | — | 13.4 | 5.0 | — | 1.5 | 16.9 | 18.4 | (9.3) | 1971 | 2001 |
| Kunia Shopping Center (HI) | — | 2.7 | 10.6 | 3.1 | — | 3.0 | 13.4 | 16.4 | (6.6) | 2004 | 2002 |
| Lanihau Marketplace (HI) | — | 9.4 | 13.2 | 3.2 | — | 9.8 | 16.0 | 25.8 | (6.2) | 1987 | 2010 |
| Laulani Village (HI) | 57.8 | 43.4 | 64.3 | 3.5 | — | 43.5 | 67.7 | 111.2 | (12.0) | 2012 | 2018 |
| Manoa Marketplace (HI) | 52.7 | 43.3 | 35.9 | 19.9 | — | 45.1 | 54.0 | 99.1 | (9.7) | 1977 | 2016 |
| Napili Plaza (HI) | — | 9.4 | 8.0 | 3.2 | — | 10.0 | 10.6 | 20.6 | (3.3) | 1991 | 2003, 2013 |
| Pearl Highlands Center (HI) | 77.5 | 43.4 | 96.2 | 18.0 | — | 43.6 | 114.0 | 157.6 | (34.7) | 1992-1994 | 2013 |
| Port Allen Marina Ctr. (HI) | — | — | 3.4 | 1.1 | — | — | 4.5 | 4.5 | (2.8) | 2002 | 1971 |
| The Collection (HI) | — | 0.4 | 2.2 | 0.9 | — | 0.4 | 3.1 | 3.5 | (0.6) | 2017 | 2018 |
| The Shops at Kukui'ula (HI) | — | 8.9 | 30.1 | 7.6 | — | 9.5 | 37.1 | 46.6 | (11.1) | 2009 | 2013 |
| Waianae Mall (HI) | — | 17.4 | 10.1 | 9.8 | — | 18.0 | 19.3 | 37.3 | (6.2) | 1975 | 2013 |
| Waipio Shopping Center (HI) | — | 24.0 | 7.6 | 2.4 | — | 24.5 | 9.5 | 34.0 | (3.6) | 1986, 2004 | 2009 |
| Lau Hala Shops (HI) | — | — | — | 40.7 | — | 15.2 | 25.5 | 40.7 | (5.7) | 2018 | 2018 |
| Ho'okele (HI) | — | — | — | 31.4 | — | 13.5 | 17.9 | 31.4 | (4.2) | 2017 | 2019 |
| Puunene Shopping Center (HI) | — | 24.8 | 28.6 | 8.1 | — | 25.2 | 36.3 | 61.5 | (8.6) | 2017 | 2018 |
| Queens' Marketplace (HI) | — | 20.4 | 58.9 | 1.9 | — | 20.4 | 60.8 | 81.2 | (8.2) | 2007 | 2019 |
| | | | | | | | | | | | |
| *Other :* | | | | | | | | | | | |
| Oahu Ground Leases (HI) | — | 235.5 | 0.1 | 0.1 | — | 235.7 | — | 235.7 | — | — | — |
| Other miscellaneous investments | — | 2.5 | 0.1 | 7.1 | — | 2.6 | 7.1 | 9.7 | (4.4) | — | — |
| Total | $ 189.7 | $ 730.3 | $ 608.3 | $ 262.6 | $ — | $ 773.5 | $ 827.7 | $ 1,601.2 | $ (226.8) | | |

97

| Description (amounts in millions) | Encum-brances (1) | Land | Buildings and Improvements | Improvements | Carrying Costs | Land | Buildings and Improvements | Total (2) | Accumulated Depreciation (3) |
|---|---|---|---|---|---|---|---|---|---|
| Land Operations Segment | | | | | | | | | |
| Kapolei Business Park West | $ — | $ 6.2 | $ — | $ — | $ — | $ 6.2 | $ — | $ 6.2 | $ — |
| Kamalani | — | — | — | 5.2 | — | — | 5.2 | 5.2 | — |
| Maui Business Park II | — | — | — | 20.3 | — | — | 20.3 | 20.3 | — |
| Wailea | — | 24.5 | — | 9.5 | (3.1) | 21.9 | 9.0 | 30.9 | — |
| Other non-core landholdings | — | 6.3 | — | 2.0 | (5.2) | 1.5 | 1.8 | 3.3 | (0.5) |
| Total | $ — | $ 37.0 | $ — | $ 37.0 | $ (8.3) | $ 29.6 | $ 36.3 | $ 65.9 | $ (0.5) |

(1) See Note 8 – Notes Payable and Other Debt to the consolidated financial statements.

(2) The aggregate tax basis, at December 31, 2023, for the Commercial Real Estate segment and Land Operations segment assets was approximately $675.4 million.

(3) Depreciation is computed based upon the following estimated useful lives:

| | |
|---|---|
| Building and improvements: | 10 – 40 years |
| Leasehold improvements: | 5 – 10 years (lesser of useful life or lease term) |
| Other property improvements: | 3 – 35 years |

| Reconciliation of Real Estate (in millions) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Balance at beginning of year | $ 1,658.8 | $ 1,653.2 | $ 1,625.4 |
| Additions and improvements | 33.0 | 24.5 | 45.4 |
| Dispositions, retirements and other adjustments | (19.9) | (13.9) | (17.6) |
| Impairment of assets | (4.8) | (5.0) | — |
| Balance at end of year | $ 1,667.1 | $ 1,658.8 | $ 1,653.2 |

| Reconciliation of Accumulated Depreciation (in millions) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Balance at beginning of year | $ 202.3 | $ 180.5 | $ 154.4 |
| Depreciation expense | 28.8 | 28.6 | 27.3 |
| Dispositions, retirements and other adjustments | (3.8) | (6.8) | (1.2) |
| Balance at end of year | $ 227.3 | $ 202.3 | $ 180.5 |

**Exhibits Required by Item 601 of Regulation S-K**

Exhibits not filed herewith are incorporated by reference to the exhibit number and previous filing shown in parentheses. All previous exhibits were filed with the Securities and Exchange Commission in Washington, D.C. Exhibits filed pursuant to the Securities Exchange Act of 1934 were filed under file number 001-34187. Shareholders may obtain copies of exhibits for a copying and handling charge of $0.15 per page by writing to Alyson J. Nakamura, Corporate Secretary, Alexander & Baldwin, Inc., P. O. Box 3440, Honolulu, Hawai'i 96801.

2.       Plan of acquisition, reorganization, arrangement, liquidation or succession.

2.a.  Agreement and Plan of Merger, dated as of July 10, 2017, by and among Alexander & Baldwin, Investments, LLC (formerly Alexander & Baldwin, Inc.), Alexander & Baldwin, Inc. (formerly Alexander & Baldwin REIT Holdings, Inc.) and A&B REIT Merger Corporation (Exhibit 2.1 to Form 8-K, dated July 12, 2017).

3.       Articles of incorporation and bylaws.

3.a.  Amended and Restated Articles of Incorporation of Alexander & Baldwin, Inc., effective as of November 8, 2017 (Exhibit 3.1 to Form 8-K, dated November 8, 2017).

3.b.  Amended and Restated Bylaws of Alexander & Baldwin, Inc., effective as of July 26, 2022 (Exhibit 3.b to Form 10-Q for the quarter ended June 30, 2022).

4.       Instruments defining the rights of security holders.

4.a.  Description of Capital Stock (Exhibit 4.1 to Form 8-K, dated November 8, 2017).

4.b.  Form of Company Common Stock Certificate (Exhibit 4.2 to Form 8-K, dated November 8, 2017).

4.c.  Description of Registrant's Securities (Exhibit 4.c. to Form 10-K for the year ended December 31, 2019).

10.       Material contracts.

10.a. (i)  Credit Agreement between Alexander & Baldwin, LLC (formerly known as Alexander & Baldwin, Inc.), First Hawaiian Bank, Bank of America, N.A. and the other lenders party thereto, dated as of June 4, 2012 (Exhibit 10.2 to Form 8-K, dated June 4, 2012).

(ii)  First Amendment to Credit Agreement by and among Alexander & Baldwin, LLC, Grace Pacific LLC, Alexander & Baldwin, Inc., A&B II, LLC, Bank of America, N.A., and First Hawaiian Bank, dated December 18, 2013 (Exhibit 10.a.(xvi) to Alexander & Baldwin, Inc.'s Form 10-Q for the quarter ended March 31, 2015).

(iii)  Second Amended and Restated Credit Agreement by and among Alexander & Baldwin, LLC, Grace Pacific LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, Alexander & Baldwin, LLC, Series M, Bank of America N.A., First Hawaiian Bank, and other lenders party thereto, dated September 15, 2017 (Exhibit 10.1 to Form 8-K, dated September 19, 2017).

(iv) Third Amended and Restated Credit Agreement by and among Alexander & Baldwin, Inc., Alexander & Baldwin Investments, LLC, A&B II, LLC, Grace Pacific LLC, Bank of America N.A., First Hawaiian Bank, KeyBank National Association, Wells Fargo Bank, National Association, and other lenders party thereto, dated August 31, 2021 (Exhibit 10.1 to Form 8-K, dated August 31, 2021).

(v) First Amendment to Third Amended and Restated Credit Agreement by and among Alexander & Baldwin, Inc., Alexander & Baldwin Investments, LLC, A&B II, LLC, Grace Pacific LLC, Bank of America N.A., First Hawaiian Bank, KeyBank National Association, Wells Fargo Bank, National Association, and other lenders party thereto dated April 28, 2023 (Exhibit 10.a.(v) to Form 10-Q for the quarter ended March 31, 2023).

(vi)  Joinder Agreement, by Alexander & Baldwin, Inc., dated November 8, 2017, to Second Amended and Restated Credit Agreement, dated September 15, 2017, among Alexander & Baldwin, LLC, Grace Pacific LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, Alexander & Baldwin, LLC, Series M, Bank of America, N.A., First Hawaiian Bank, and other lenders party thereto (Exhibit 10.a.(xi) to Form 10-K for the year ended December 31, 2017).

(vii)  Amended and Restated Credit Agreement, dated December 10, 2015, among Alexander & Baldwin, LLC, Grace Pacific LLC, Bank of America, N.A., and other lenders party thereto (Exhibit 10.a.(xvii) to Form 10-K for the year ended December 31, 2015).

(viii)  Amended and Restated Note Purchase and Private Shelf Agreement among Alexander & Baldwin, LLC (formerly known as Alexander & Baldwin, Inc.), Prudential Investment Management, Inc. and the other purchasers party thereto, dated as of June 4, 2012 (Exhibit 10.1 to Form 8-K, dated June 4, 2012).

(ix)  Modification to Amended and Restated Note Purchase and Private Shelf Agreement among Alexander & Baldwin, LLC, Alexander & Baldwin, Inc., Prudential Investment Management, Inc. and the other purchasers party thereto, dated as of September 27, 2013 (Exhibit 10.a.(xviii) to Form 10-Q for the quarter ended September 30, 2013).

(x)  Second Amended and Restated Note Purchase and Private Shelf Agreement among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, Prudential Investment Management, Inc., and certain affiliates of Prudential Investment Management, Inc., dated December 10, 2015 (Exhibit 10.a.(xx) to Form 10-K for the year ended December 31, 2015).

(xi) Third Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, Prudential Investment Management, Inc., and certain affiliates of Prudential Investment Management, Inc., dated August 31, 2021 (Exhibit 10.2 to Form 8-K, dated August 31, 2021).

(xii)  Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement by and among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, Prudential Investment Management, Inc., and certain affiliates of Prudential Investment Management, Inc., dated September 15, 2017 (Exhibit 10.2 to Form 8-K, dated September 19, 2017)

(xiii)  Joinder Agreement, by Alexander & Baldwin, Inc. (formerly Alexander & Baldwin REIT Holdings, Inc.), dated November 8, 2017, to Second Amended and Restated Note Purchase and Private Shelf Agreement, dated December 10, 2015, as amended, between Alexander & Baldwin, LLC, Alexander & Baldwin, Inc., and the other Guarantors party thereto, on the one hand, and the Purchasers party thereto, on the other hand (Exhibit 10.a.(xvii) to Form 10-K for the year ended December 31, 2017).

(xiv)  Second Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement, by and among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, Alexander & Baldwin, LLC, Series M, Prudential Investment Management, Inc., and certain affiliates of Prudential Investment Management, Inc., dated January 8, 2018 (Exhibit 10.a.(xviii) to Form 10-K for the year ended December 31, 2017).

(xv)  Series J Senior Notes (No. J-1 through No. J-8) by Alexander & Baldwin, LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, and Alexander & Baldwin, LLC, Series M in favor of The Prudential Insurance Company of America, dated April 18, 2018 (Exhibit 10.a.(xix) to Form 10-Q for the quarter ended March 31, 2018).

(xvi)  Series K Senior Notes (No. K-1 through No. K-8) by Alexander & Baldwin, LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, and Alexander & Baldwin, LLC, Series M in favor of The Prudential Insurance Company of America, dated April 18, 2018 (Exhibit 10.a.(xx) to Form 10-Q for the quarter ended March 31, 2018).

(xvii)  Series L Senior Notes (No. L-1 through No. L-8) by Alexander & Baldwin, LLC, Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, and Alexander & Baldwin, LLC, Series M in favor of The Prudential Insurance Company of America, dated April 18, 2018 (Exhibit 10.a.(xxi) to Form 10-Q for the quarter ended March 31, 2018).

(xviii)  Note Purchase and Private Shelf Agreement among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, AIG Asset Management (U.S.), LLC, and certain affiliates of AIG Asset Management (U.S.), LLC, dated December 20, 2017 (Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2021).

(xix) First Amendment to Note Purchase and Private Shelf Agreement among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, AIG Asset Management (U.S.), LLC, and certain affiliates of AIG Asset Management (U.S.), LLC, dated March 5, 2018 (Exhibit 10.a.(xxviii) to Form 10-K for the year ended December 31, 2021).

(xx) Second Amendment to Note Purchase and Private Shelf Agreement among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, AIG Asset Management (U.S.), LLC, and certain affiliates of AIG Asset Management (U.S.), LLC, dated August 31, 2021 (Exhibit 10.3 to Form 8-K, dated August 31, 2021).

(xxi) Loan Assumption and Amendment to Loan Documents, among PHSC Holdings, LLC, ABP Pearl Highlands LLC, Pearl Highlands LLC, and The Northwestern Mutual Life Insurance Company, dated September 17, 2013 (Exhibit 10.a.(xxii) to Form 10-Q for the quarter ended September 30, 2013).

(xxii) Promissory Note between ABP Pearl Highlands LLC and The Northwestern Mutual Life Insurance Company, dated November 20, 2014 (Exhibit 10.1 to Form 8-K, dated December 1, 2014).

(xxiii) Mortgage and Security Agreement between ABP Pearl Highlands LLC and The Northwestern Mutual Life Insurance Company, dated November 20, 2014 (Exhibit 10.2 to Form 8-K, dated December 1, 2014).

(xxiv) Term Loan Agreement among Kukui'ula Village LLC, Bank of America, N.A., and the other financial institutions party thereto, dated as of November 5, 2013 (Exhibit 10.a.(xxvi) to Alexander & Baldwin, Inc.'s Form 10-K for the year ended December 31, 2013).

(xxv) Real Estate Term Loan Agreement among Kukui'ula Village LLC, Kukui'ula Development Company (Hawaii), LLC, Bank of America, N.A., and the other financial institutions party thereto, dated as of November 5, 2013 (Exhibit 10.a.(xxv) to Alexander & Baldwin, Inc.'s Form 10-K for the year ended December 31, 2013).

(xxvi) Promissory Note by ABL Manoa Marketplace LF LLC, A&B Manoa LLC, ABL Manoa Marketplace LH LLC, and ABP Manoa Marketplace LH LLC to First Hawaiian Bank, dated August 1, 2016 (Exhibit 10.a.(xxxiv) to Form 10-Q for the quarter ended September 30, 2016).

(xxvii) Mortgage, Security Agreement and Fixture Filing by ABL Manoa Marketplace LF LLC, A&B Manoa LLC, ABL Manoa Marketplace LH LLC, and ABP Manoa Marketplace LH LLC to First Hawaiian Bank, dated August 1, 2016 (Exhibit 10.a.(xxxv) to Form 10-Q for the quarter ended September 30, 2016).

(xxviii) Limited Liability Company Agreement of Alexander & Baldwin Investments, LLC, dated as of November 8, 2017 (Exhibit 10.1 to Form 8-K, dated November 8, 2017).

(xxix) Term Loan Agreement, among Alexander & Baldwin, LLC, Grace Pacific LLC, the other borrowers party thereto, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, and the other lenders party thereto, dated February 26, 2018 (Exhibit 10.a.(xxxiii) to Form 10-Q for the quarter ended March 31, 2018).

(xxx) Promissory Note by TRC Laulani Village, LLC in favor of The Northwestern Mutual Life Insurance Company, dated April 10, 2014 (Exhibit 10.a.(xxxiv) to Form 10-Q for the quarter ended March 31, 2018).

(xxxi) Loan Assumption and Amendment to Loan Documents, among TRC Laulani Village, LLC, ABP E1 LLC, ABP ER1 LLC, and The Northwestern Mutual Life Insurance Company, dated February 23, 2018 (Exhibit 10.a.(xxxv) to Form 10-Q for the quarter ended March 31, 2018).

(xxxii) Purchase and Sale Agreement and Escrow Instructions by Alexander & Baldwin, LLC, Series R, Alexander & Baldwin, LLC, Series T, and A & B Properties Hawaii, LLC, Series R, and Mahi Pono Holdings, LLC, dated December 17, 2018 (Exhibit 10.1 to Form 8-K, dated December 20, 2018).

*10.b.1. (i) Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan (Exhibit 99.1 to Form S-8 filed on June 29, 2012).

(ii) Amendment No. 1 to Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan, effective as of January 24, 2017 (Exhibit 10.b.1.(ii) to Form 10-K for the year ended December 31, 2016).

(iii) Alexander & Baldwin, Inc. Amended and Restated 2012 Incentive Compensation Plan, as assumed (Exhibit 99.1 to Post-Effective Amendment No. 1 to Form S-8 filed on November 8, 2017).

(iv) Alexander & Baldwin, Inc. Amended and Restated 2012 Incentive Compensation Plan, as assumed on November 8, 2017, as further amended and restated effective January 23, 2018 (Exhibit 10.b.1.(iv) to Form 10-Q for the quarter ended September 30, 2018).

(v) Amendment No. 1 to Alexander & Baldwin, Inc. Amended and Restated 2012 Incentive Compensation Plan, effective April 26, 2021 (Exhibit 10.b.1.(v) to Form 10-Q for the quarter ended June 30, 2021).

(vi) Form of Notice of Stock Option Grant (Exhibit 99.2 to Form S-8 filed on June 29, 2012).

(vii) Form of Stock Option Agreement for Executive Employees (Exhibit 99.4 to Form S-8 filed on June 29, 2012).

(viii) Form of Notice of Time-Based Restricted Stock Unit Grant (Exhibit 10.b.1.(iv) to Form 10-K for the year ended December 31, 2012).

(ix) Form of Notice of Time-Based Restricted Stock Unit Grant (Exhibit 10.b.1(viii) to Form 10-K for the year ended December 31, 2019).

(x) Form of Time-Based Restricted Stock Unit Agreement for Executive Employees (Exhibit 10.b.1.(v) to Form 10-K for the year ended December 31, 2012).

(xi) Form of Restricted Stock Unit Agreement for Non-Employee Directors (Exhibit 99.8 to Form S-8 filed on June 29, 2012).

(xii) Form of Restricted Stock Unit Agreement for Non-Employee Directors (Deferral Election) (Exhibit 99.9 to Form S-8 filed on June 29, 2012).

(xiii) Form of Notice of Performance-Based Restricted Stock Unit Grant (Exhibit 99.10 to Form S-8 filed on June 29, 2012).

(xiv) Form of Performance-Based Restricted Stock Unit Agreement for Executive Employees (Exhibit 99.12 to Form S-8 filed on June 29, 2012).

(xv) Form of Universal Stock Option Agreement for Substitute Options-Executive Officers (2007 Plan) (Exhibit 99.13 to Form S-8 filed on June 29, 2012).

(xvi) Form of Universal Stock Option Agreement for Substitute Options (1998 Plan) (Exhibit 99.15 to Form S-8 filed on June 29, 2012).

(xvii) Form of Universal Stock Option Agreement for Substitute Options (1998 Non-employee Director Plan) (Exhibit 99.16 to Form S-8 filed on June 29, 2012).

(xviii) Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Executive Officer (2007 Plan) (Exhibit 99.17 to Form S-8 filed on June 29, 2012).

(xix) Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Non-employee Board Member (Exhibit 99.19 to Form S-8 filed on June 29, 2012).

(xx) Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Non-employee Board Member (Deferral Elections) (Exhibit 99.20 to Form S-8 filed on June 29, 2012).

(xxi) Form of Restricted Stock Unit Award Agreement for Substitute 2012 Performance-Based Award-Executive Officer (Exhibit 99.21 to Form S-8 filed on June 29, 2012).

(xxii) Form of Notice of Award of Performance Share Units (Exhibit 10.2 to Form 8-K, dated January 28, 2013).

(xxiii) Form of Performance Share Unit Award Agreement (Exhibit 10.1 to Form 8-K, dated January 28, 2013).

(xxiv) Form of Notice of Award of Performance Share Units (Exhibit 10.b.1.(xix) to Form 10-K for the year ended December 31, 2014).

(xxv) Form of Notice of Award of Performance Share Units (Exhibit 10.b.1.(xxv) to Form 10-K for the year ended December 31, 2021).

(xxvi) Form of Performance Share Unit Award Agreement (Exhibit 10.b.1.(xx) to Form 10-K for the year ended December 31, 2014).

(xxvii)  Form of Letter Agreement (Exhibit 10.1 to Form 8-K, dated June 28, 2012).

(xxviii)  Form of Letter Agreement (current participants) (Exhibit 10.b.1(xxviii) to Form 10-Q for the quarter ended March 31, 2022).

(xxix)  Form of Letter Agreement (prospective participants) (Exhibit 10.b.1(xxix) to Form 10-Q for the quarter ended March 31, 2022).

(xxx) Alexander & Baldwin, Inc. Executive Severance Plan, amended and restated as of January 1, 2022 (Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2021).

(xxxi) Alexander & Baldwin, Inc. Executive Severance Plan, amended and restated as of January 1, 2024.

(xxxii)  Alexander & Baldwin, Inc. One-Year Performance Improvement Incentive Plan (Exhibit 10.3 to Form 8-K, dated January 28, 2013).

(xxxiii)  Amendment No. 1 to Alexander & Baldwin, Inc. One-Year Performance Improvement Incentive Plan, dated July 29, 2014 (Exhibit 10.b.1(xxii) to Form 10-Q for the quarter ended September 30, 2014).

(xxxiv)  Amendment No. 2 to Alexander & Baldwin, Inc. One-Year Performance Improvement Incentive Plan, effective January 1, 2018 (Exhibit 10.b.1(xxx) to Form 10-Q for the quarter ended March 31, 2021).

(xxxv)  Alexander & Baldwin, Inc. Excess Benefits Plan (Exhibit 10.4 to Form 8-K, dated June 28, 2012).

(xxxvi)  Amendment No. 1 to the Alexander & Baldwin, Inc. Excess Benefits Plan, effective as of March 1, 2013 (Exhibit 10.b.1(xxiii) to Form 10-Q for the quarter ended March 31, 2013).

(xxxvii) Amendment No. 2 to the Alexander & Baldwin, Inc. Excess Benefits Plan, effective as of January 1, 2020 (Exhibit 10.b.1(xxxii) to Form 10-K for the year ended December 31, 2019).

(xxxviii)  Amendment No. 3 to the Alexander & Baldwin, Inc. Excess Benefits Plan, effective as of April 1, 2020 (Exhibit 10.b.1(xxxiv) to Form 10-Q for the quarter ended March 31, 2021).

(xxxix) Alexander & Baldwin, Inc. Excess Benefits Plan, amended and restated effective November 1, 2023

(xl)  Alexander & Baldwin, Inc. Deferred Compensation Plan for Outside Directors (Exhibit 10.b.1(xxii) to Form 10-Q for the quarter ended June 30, 2012).

(xli) Alexander & Baldwin, Inc. Deferred Compensation Plan for Outside Directors, effective November 1, 2023.

(xlii)  Alexander & Baldwin, Inc. Retirement Plan for Outside Directors (Exhibit 10.b.1(xxiii) to Form 10-Q for the quarter ended June 30, 2012).

(xliii)  Amendment No. 4 to the Alexander & Baldwin, Inc. Excess Benefits Plan, effective as of April 1, 2022 (Exhibit 10.b.1(xxxviii) to Form 10-Q for the quarter ended March 31, 2022).

(xliv)  Amendment No. 1 to the Alexander & Baldwin, Inc. Retirement Plan for Outside Directors, effective as of March 1, 2013 (Exhibit 10.b.1(xxvi) to Form 10-Q for the quarter ended March 31, 2013).

(xlv)  2019 Alexander & Baldwin Nonqualified Defined Contribution Plan Adoption Agreement (Exhibit 10.b.1(xxxviii) to Form 10-K for the year ended December 31, 2019).

(xlvi)  Base Plan for 2019 Alexander & Baldwin Nonqualified Defined Contribution Plan Adoption Agreement (Exhibit 10.b.1(xxxix) to Form 10-K for the year ended December 31, 2019).

(xlvii) 2023 Alexander & Baldwin Nonqualified Defined Contribution Plan Adoption Agreement.

(xlix) Alexander & Baldwin 2024 Amended and Restated Deferred Compensation Plan.

(xlx)  Alexander & Baldwin, Inc. 2021 Executive Simplification Incentive Program, effective February 22, 2021 (Exhibit 10.b.1(xl) to Form 10-Q for the quarter ended March 31, 2021).

(l)  Alexander & Baldwin, Inc. 2022 Omnibus Incentive Plan (Appendix A to Proxy Statement filed on March 15, 2022).

(li)  Form of Restricted Stock Unit Agreement for Non-Employee Directors (Exhibit 10.b.1(xlvii) to Form 10-Q for the quarter ended March 31, 2022).

(lii)  Form of Notice of Time-Based Restricted Stock Unit Grant (Exhibit 10.b.1(xlviii) to Form 10-Q for the quarter ended September 30, 2022).

(liii)  Form of Time-Based Restricted Stock Unit Agreement for Executive Employees (Exhibit 10.b.1.(xlix) to Form 10-Q for the quarter ended September 30, 2022).

(liv)  Form of Notice of Performance-Based Restricted Stock Unit Grant (Exhibit 10.b.1.(l) to Form 10-Q for the quarter ended September 30, 2022).

(lv)  Form of Performance-Based Restricted Stock Unit Agreement for Executive Employees (Exhibit 10.b.1.(li) to Form 10-Q for the quarter ended September 30, 2022).

(lvi)  Notice of Award of Time-Based Restricted Stock Units, dated February 1, 2023, for Christopher J. Benjamin; Time-Based Restricted Stock Award Agreement between Alexander & Baldwin, Inc. and Christopher J. Benjamin (Exhibit 10.1 to Form 8-K, dated February 2, 2023).

(lvii)  Consulting Agreement, dated January 30, 2023, between Alexander & Baldwin, Inc. and Christopher J. Benjamin (Exhibit 10.2 to Form 8-K, dated February 2, 2023).

(lviii)  First Amendment to Consulting Agreement, dated July 1, 2023, between Alexander & Baldwin, Inc. and Christopher J. Benjamin (Exhibit 10.b.1.(liv) to Form 10-Q for the quarter ended September 30, 2023).

(lix)  Letter Agreement, dated January, 2023, between Alexander & Baldwin, Inc. and Christopher J. Benjamin (Exhibit 10.3 to Form 8-K, dated February 2, 2023).

(lx) Supplemental Release Agreement, dated June 30, 2023, between Alexander & Baldwin, Inc. and Christopher J. Benjamin (Exhibit 10.b.1.(liv) to Form 10-Q for the quarter ended June 30, 2023).

(lxi)  Letter Agreement, dated October 30, 2023, between Alexander & Baldwin, Inc. and Jerrod M. Schreck (Exhibit 10.b.1.(lv) to Form 10-Q for the quarter ended September 30, 2023).

(lxii) Release Agreement, dated December 28, 2023, between Alexander & Baldwin, Inc. and Jerrod M. Shreck.

> [*] All exhibits listed under 10.b.1. are management contracts or compensatory plans or arrangements.

21.1  Alexander & Baldwin, Inc. Subsidiaries as of February 1, 2024.

23.1 Consent of Deloitte & Touche LLP dated February 29, 2024.

23.2 Consent of Deloitte & Touche LLP dated February 29, 2024.

31.1  Certification of Chief Executive Officer, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2  Certification of Chief Financial Officer, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.  Certification of Chief Executive Officer and Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

95.  Mine Safety Disclosure.

97.1 Alexander & Baldwin, Inc. Amended and Restated Policy Regarding Recoupment of Certain Compensation, adopted October 24, 2023 and effective October 2, 2023.

99.1  Financial Statements of Kukui`ula Development Company (Hawaii), LLC (unaudited) as of and for the years ended December 31, 2023 and 2022

99.2  Financial Statements of Kukui`ula Development Company (Hawaii), LLC as of and for the year ended December 31, 2021

101.  The following information from Alexander & Baldwin, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Equity, and (vi) Notes to Consolidated Financial Statements.

104.  Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101).

## ITEM 16. FORM 10-K SUMMARY

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXANDER & BALDWIN, INC.
(Registrant)

February 29, 2024

By: /s/ Lance K. Parker
Lance K. Parker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Eric K. Yeaman<br>Eric K. Yeaman | Chairman of the Board | February 29, 2024 |
| /s/ Lance K. Parker<br>Lance K. Parker | President, Chief Executive Officer and Director | February 29, 2024 |
| /s/ Clayton K.Y. Chun<br>Clayton K.Y. Chun | Executive Vice President, Chief Financial Officer and Treasurer | February 29, 2024 |
| /s/ Anthony J. Tommasino<br>Anthony J. Tommasino | Vice President and Controller | February 29, 2024 |
| /s/ Shelee Kimura<br>Shelee Kimura | Director | February 29, 2024 |
| /s/ Diana M. Laing<br>Diana M. Laing | Director | February 29, 2024 |
| /s/ John T. Leong<br>John T. Leong | Director | February 29, 2024 |
| /s/ Thomas A. Lewis, Jr.<br>Thomas A. Lewis, Jr. | Director | February 29, 2024 |
| /s/ Douglas M. Pasquale<br>Douglas M. Pasquale | Lead Independent Director | February 29, 2024 |